TECHNICAL REPORT ON THE

PRAIRIE CREEK MINE

NORTHWEST TERRITORIES
CANADA

Latitude 61° 33’ N
Longitude 124° 48’ W

Qualified Persons:

David M.R. Stone, P.Eng.
Stephen J. Godden, F.I.M.M.M., C.Eng.

October 12, 2007

MINEFILL SERVICES, INC.

P.O. Box 725, Bothell, Washington, USA 98041

Telephone: (425) 486-0992       Fax: (425) 486-0882

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

TABLE OF CONTENTS

Contents

3	EXECUTIVE SUMMARY		1

3.1	Prairie Creek Mine		1
	3.1.1	Production	1
	3.1.2	Permitting	1
	3.1.3	Access	2
	3.1.4	Rights	2
3.2	Mineralization		3
3.3	Exploration Activity		3
3.4	Historical Resource Estimates		3
3.5	Current Resource Estimates		4
	3.5.1	Assay Statistics	5
	3.5.2	Mineralized Domain Boundaries	5
	3.5.3	Variogram Modeling	6
	3.5.4	Block Models	6
	3.5.5	Specific Gravity	6
	3.5.6	Mineral Resources	7
	3.5.7	Resource Classification	7

3.6	Comments and Conclusions		9
3.7	Recommendations		10

4	INTRODUCTION		12

4.1	Prairie Creek Mine		12
4.2	This Technical Report		13
4.3	Qualified Persons		13
4.4	Site Visits by Authors		13

5	RELIANCE ON OTHER EXPERTS		13

5.1	Disclaimer		14

6	PROPERTY DESCRIPTION AND LOCATION		16

6.1	Property Location		16
6.2	Mineral Rights
6.3	Opportunities		19
6.4	Surface Rights		20
	6.4.1	Interim Measures Agreement	21
	6.4.2	Nahanni National Park Reserve	21

6.5	Environmental		21
	6.5.1	Acid Rock Drainage	21
	6.5.2	Metal Leaching	23
	6.5.3	Mine Water Drainage	24
	6.5.4	Endangered Species	26
	6.5.5	Protected Areas	26
6.6	Permits and Licenses		27
	6.6.1	Original Mine Permits and Licenses	27
	6.6.2	Regulatory Authorities	27
	6.6.3	Application Process	28
	6.6.4	Current Permits and Licenses	29
	6.6.5	Additional Road Licensing Requirements	30
	6.6.6	Additional Operations’ Licensing Requirements	31

7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
	INFRASTRUCTURE AND PHYSIOGRAPHY		31

7.1	Topography, Vegetation and Elevation		31
7.2	Accessibility		31
7.3	Climate		34
7.4	Communications		34
7.5	Surface Infrastructure		34
	7.5.1	Mine Buildings	34
	7.5.2	Processing Plant	37
7.6	Underground Development		38
	7.6.1	970 Metre Level	39
	7.6.2	930 Metre Level	39
	7.6.3	870 Metre Level	40
	7.6.4	Decline Development	41
	7.6.5	Zone 7 and 8 Development	42
7.7	Production Equipment		42
7.8	Tailings Impoundment		43
	7.8.1	Capacity and Use	44
	7.8.2	Condition	44
7.9	Utilities		44
7.10	Local Resources		45
7.11	Socio-Economic Impact		45

8	HISTORY		46

8.1	Activities and Ownership – 1928 to 1970		46
8.2	Activities and Ownership – 1971 to 1991		46
8.3	Ownership Post 1991		47

i

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

v

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

LIST of TABLES

Table		Page

Table 3.1	Summary of MineFill’s September 2007, Main Zone Mineral Resource
	Estimations (CIMM, 2000), by Resource Category	4

Table 3.2	Summary of MineFill’s September 2007, Main Zone Mineral Resource Estimations (CIMM, 2000)	7

Table 6.1	Summary of the Company’s 100 Percent Owned Leases and Claims	18

Table 8.1	Summary of Historical Mineral Resource and Reserve Estimates,
	Main Zone Mineralization, Prairie Creek Mine	48

Table 8.2	Summary of Historical Mineral Reserve Estimates, Zones 7 and 8
	Mineralization, Prairie Creek Mine	49

Table 8.3	Summary of MRDI’s January 1998 Mineral Resource Estimate for
	Main Zone Mineralization, Prairie Creek Mine	50

Table 8.4	Summary of Numerical Functions Used by MRDI Canada to Estimate
	Specific Gravities for Main Zone Mineralized Material	51

Table 9.1	Summary of the Prairie Creek Stratigraphy	58

Table 12.1	Summary of the 1997 Underground Channel sample Assay and Check
	Assay Results	64

Table 12.2	Summary of Significant Main Quartz Vein Intersections, 2001 Drilling Surface Program	66

Table 12.3	Summary of Significant Main Quartz Vein Intersections, 2004 Surface
	Drilling Program	67

Table 12.4	Summary of Significant Vein Intersections, Zone 8 Drillholes, 2006
	Surface Drilling Program	68

Table 12.5	Summary of Significant Intersections, 2006 Main Zone Underground
	Drillholes, Phase I Drilling Program, Prairie Creek Mine	68

Table 12.6	Summary of Wall Channel Sample Assay Results, Main Quartz Vein
	Intersection, Crosscut 870-07, 870 mL, Prairie Creek Mine	69

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

List of Tables continued….		Page

Table 12.7	Summary of Excavation Round Assay Results, Main Quartz Vein
	Intersection, Crosscut 870-07, 870 mL, Prairie Creek Mine	70

Table 12.8	Summary of Significant Intersections, 2007 Main Zone
	Underground Drillholes, Phase 1 Drilling, Prairie Creek Mine	71

Table 13.1	Summary of Diamond Drilling Completed at Prairie Creek Mine, by
	Mineralized Zone	72
Table 15.1	Summary of Pulp Sample Assay and SG Results, Main Zone
	Stratabound Material, Prairie Creek Mine	81

Table 16.1	Summary of Results, MineFill’s July 2007 Data Verification Program	85

Table 18.1	Summary of the Assay Headgrades of the Phase 1 to Phase 3,
	Main Zone Metallurgical Samples, Prairie Creek Mine	91

Table 18.2	Summary of the Assay Headgrades of the Phase 4, Main Zone
	Metallurgical Samples, Prairie Creek Mine	92

Table 18.3	Summary of Heavy Liquid Separation (SG = 2.8) Test Results on Phase 3
	Main Quartz Vein Bulk Samples, Using a 150 Kilogram Feed	93

Table 18.4	Summary of Heavy Liquid Separation (SG = 2.8) Test Results on Phase 4
	Main Zone Composites, Using a 150 Kilogram Feed	93

Table 18.5	Summary of Grindability Test Results, Phase 4 Composites, Main Zone
	Mineralized Material, Prairie Creek Mine	94

Table 18.6	Summary of Phase 4 Metallurgical Flotation Test Results, Main Zone
	Composites, Prairie Creek Mine	95

Table 18.7	Summary of Smelter Impurity Analyses of the Concentrates from the
	Phase 4 Master Composite (Locked Cycle Test 30), Prairie Creek Mine	96

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.

.

LIST of FIGURES

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x

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

List of Figures continued….		Page

Figure 7.10	The Processing Plant Complex, including the Covered Mill Feed
	Conveyor that extends from the Mill Feed Tipping Point Located Adjacent to the 870 metre Level Portal	37

Figure 7.11	A General View of the Interior of the Prairie Creek Processing Plant	38

Figure 7.12	A Main Zone Longitudinal Section Showing the Existing Mine Development	39

Figure 7.13	The 870 Metre Level Portal and a Single Boom Drilling Jumbo	40

Figure 7.14	A General View of the 870 Metre Level Portal Area	40

Figure 7.15	The Waste Tipping Point at the 870 Metre Level Portal	41

Figure 7.16	The Mine Site Surface Equipment Park, where Various Earthmoving
	Equipment is Kept	42

Figure 7.17	An Underground Scoop Tram, Prairie Creek Mine	43

Figure 7.18	An Articulated Truck and Front-End Loader, Prairie Creek Mine	43

Figure 9.1	A Property Geology Plan	54

Figure 9.2	A Main Zone Geology Plan	56

Figure 9.3	A Typical Main Zone Geology Section (Section 50,325N) Showing
	the Developed Vein- and Stratabound-Type Mineralized Occurrences	57

Figure 11.1	Prairie Creek Property Claims, Leases and Surface Mineralized Showings	60

Figure 13.1	Surface Drilling at the Prairie Creek Project Site, Using a Skid
	Mounted Drill	73

Figure 15.1	Prepared Sample Bags and a Labelled Sample Sack, Prairie Creek Mine	77

Figure 15.2	Stored Mineralized Drillcore Intersections, Prairie Creek Mine	78

Figure 15.3	A General View of Some of the Core Box Racks Where Un-Mineralized
	Drillcore Intersections are Stored, Prairie Creek Mine	78

Figure 15.4	Color-Coded Scatter Plots, Linear Regression Lines and Functions for
	Combined Assay Results versus Measured SG Values, 54 Pulp Samples,
	Prairie Creek Stratabound Mineralized Material	83

Figure 15.5	Scatter Plot, Linear and Exponential Regression Lines and Functions for
	Combined Lead + Iron Assay Results versus Measured SG Values,
	54 Pulp Samples, Prairie Creek Stratabound Mineralized Material	83

Figure 15.6	Scatter Plot, Linear and Exponential Regression Lines and Functions
	for Combined Lead + Zinc + Iron Assay Results versus Measured SG
	Values, 54 Pulp Samples, Prairie Creek Stratabound Mineralized Material	84

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

NOMENCLATURE AND ABBREVIATIONS

Abbreviation	Unit or Description
Ag	silver
amsl	above mean sea level
EA	Environmental Assessment
C$	Canadian Dollars
Cu	copper
g	gram
g/t	grams per tonne
ha	hectare
km	kilometre
m	metre
mL	metre Level (mine development)
Mt	million tonnes
μm	micron
oz/t	Troy ounces per tonne
oz/ton	Troy ounces per short ton
Pb	lead
ppm	parts per million
%	percent
SG	specific gravity
stpd	short tons per day
t	tonne (metric)
tpa	tonnes per annum
tpd	tonnes per day
US$	United States Dollars
Zn	zinc

All dollar figures are in Canadian Dollars (C$), unless otherwise stated.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

3	EXECUTIVE SUMMARY

Canadian Zinc Corporation (the “Company”) is the 100 percent owner of the Prairie Creek mine (the “Mine”) that is located in Northwest Territories, Canada, some 550 kilometres west of Yellowknife.  The Prairie Creek Property (the “Property”) consists of two surface leases, eight mining leases and ten mineral claims.  The Property assets include the Mine, a processing plant, various earth moving and mining equipment, various mine- and plant-related surface infrastructure (Figure 3.1) and numerous mineralized occurrences that are at various stages of exploration and development.

Figure 3.1 – The Prairie Creek Mine Site

3.1	Prairie Creek Mine

The Mine was developed and the processing plant and surface infrastructure were built in the early 1980s, at a cost of C$64 million (1982 money), to exploit a high-grade, silver-copper-lead-zinc vein deposit that has been the focus of exploration since the early 1900s.  The operations were engineered and fully permitted to produce and process mineralized vein material at a rate of 1,000 tons per day.  The 1982/83 fall in metal prices necessitated closure of the mine prior to production, which closure led to a change of ownership and eventually to the Company’s involvement in 1992, when the Company was called San Andreas Resources Corporation.

3.1.1	Production

Although fully permitted in 1982 (since lapsed), the Mine has never achieved full production and neither the processing plant (that was 90 percent complete on mine closure in 1982) nor the 1.5 million ton capacity tailings impoundment have ever been used.  Approximately 40,000 tons of Main Zone vein material was, however, extracted from underground in 1981/82, which material is currently stockpiled next to the processing plant.  The primary objectives of the Company are to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and tailings impoundment, so as to bring it into production at the earliest opportunity.

3.1.2	Permitting

The Company has secured a number of Permits and Licenses that together allow it to carry out planned surface exploration, underground development and metallurgical test work, which in turn has enabled completion of the NI 43-101 compliant resource estimates presented in this

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

 Technical Report.  The Permits and Licenses will also enable the completion of a feasibility study.  Rehabilitation, upgrading and modernization of the mill and other infrastructure may also be carried out in preparation for mine production.

A Class A Water License is required for the operation of the mine and mill, which would allow:

•	underground mineral extraction (to a maximum allowable rate);

•	extraction of water from the Prairie Creek Valley aquifer (to a maximum daily allowance);

•	production of lead and zinc concentrates and the on-site disposal of tailings (to stated environmental standards); and

•	the discharge of process effluent to Prairie Creek (to stated environmental standards).

A Project Description Report (“PDA”) in support of the Class A License application was prepared by the Company during 2007.  At the time of writing (September 2007) the PDA was being reviewed by and discussed with various government bodies and regulatory agencies.

3.1.3	Access

The Company received a Land Use Permit, from the Mackenzie Valley Land and Water Board, to re-establish the former winter road that was first established in the early 1980s.  Since receiving the main permit the Company has applied for a Class B Water License and is seeking Department of Fisheries authorization to undertake various reconstruction and repair works on the winter road from the Liard Highway to the Mine Site.  The Company is currently assessing the benefits of a winter road versus an all-weather access road.  Current Mine Site access is possible by (small) charter aircraft only.  An airstrip, that was developed in the early 1980s, is located about one kilometre to the north of the Mine Site.

3.1.4	Rights

The Prairie Creek mine site (the “Mine Site”) is located in the Mackenzie Valley, within the watershed of the Naha Dehé (the “South Nahanni River”), approximately 48 kilometres upstream of the point where Prairie Creek joins the South Nahanni River.  The current boundary of the Nahanni National Park Reserve is approximately 32 kilometres downstream of the Mine.

Parks Canada has been on record for many years as wishing to expand the current boundaries of Nahanni National Park Reserve, including the South Nahanni River, to protect their ecological integrity.  A proposed expansion of Nahanni National Park Reserve was announced publicly on August 08, 2007; the boundaries of the proposed expanded park area have not yet been finalized (September 2007).

The Company has been involved in co-operative discussions with Parks Canada as regards the park expansion plans.  The Company has been assured by Parks Canada that the final boundaries will include neither the Mine Site nor the access road to the Mine (see the Company’s news release dated August 08, 2007).  The Company has been assured by the Government of Canada that the proposed park expansion will not compromise existing mining and access rights with regard to the Mine and that the existing mining and access rights will be respected and protected (see the Company’s news release dated August 08, 2007).

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

3.2	Mineralization

Three main styles of base metal mineralization have been identified on the Property:  hydrothermal quartz vein mineralization (sulphide with secondary oxide), stratabound sulphides and Mississippi Valley type sulphides.  Quartz vein mineralization occurs in a north-south trending, 16 kilometre long corridor in the southern portion of the Property where thirteen mineralized vein occurrences are exposed on surface.  The Mine, as well as the processing plant and related surface infrastructure, are centered on the so-called Main Zone area where the vein deposit has been extensively explored.  The Main Quartz Vein remains open to both the south and north of the Main Zone area.  Preliminary analysis suggests that the vein mineralization might occupy a single, continuous structural feature.

The Main Zone area contains both vein-type and stratabound mineralization that are dissimilar in both their distribution and mineralization.  Minor hydrothermal vein stockwork-type mineralization is locally developed in association with the Main Zone vein deposit.  Stockwork and stratabound mineralization is not exposed on surface.

Six Mississippi Valley type mineralized showings have been identified in the northern part of the Property, in areas remote from the Mine Site and over a distance of some ten kilometres.  They are not considered in this Technical Report, beyond outline descriptions of their geological context and contained mineralization.

3.3	Exploration Activity

Limited exploration drilling had been undertaken prior to the Company’s initial involvement with the Project in 1992.  Exploration effort was instead concentrated on underground vein drifting and channel sampling.  The Company has been involved with semi-continuous exploration activity across the Property since 1992.  Up to the data cut-off date for this Technical Report of September 01, 2007, the Company had completed 159 surface exploration diamond drillholes (48,108 metres) and 41 underground exploration diamond drillholes (8,217 metres).

The main focus of exploration and underground development work to date (September 2007) has been on Main Zone mineralization.  The secondary focus of exploration and underground development work has been on Zone 7 and especially Zone 8 mineralization, which showings are approximately 3.5 kilometres and five kilometres to the south of the Main Zone, respectively.  Although high-grade mineralization has consistently been identified, Zone 7 and Zone 8 material is not considered in detail in this Technical Report, not least because additional exploration work is required before the potential resources can formally be estimated.

3.4	Historical Resource Estimates

A number of historical mineral resource and reserve estimates have been compiled and reported for the Main Zone deposits.  It is apparent from consideration of the various resource and reserve

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PRAIRIE CREEK MINE

 statements that they consistently reflect a high-grade, silver-copper-lead-zinc, vein-type deposit.  In the opinion of the author of this Technical report, none of the historical resource estimates are NI 43-101 compliant.

3.5	Current Resource Estimates

MineFill completed mineral resource estimates for Main Zone mineralization, as part of the investigations reported here (Table 3.1).  The resources were estimated in accordance to the definitions stated in the Canadian Institute of Mining and Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 14, 2000 (CIMM 2000).  The estimation procedure included the following tasks:

•	verification of entered assay data in an Excel database, from original assay certificates;

•	importation of the assay data into SURPAC;

•	estimation of mineral resources using a block modeling technique; and

•	classification of mineral resources using a statistical confidence method.

Table 3.1
Summary of MineFill’s September 2007, Main Zone Mineral Resource
Estimations (CIMM, 2000), by Resource Category
Zone	Classification	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Main Quartz Vein	Measured	938,624	211.89	0.465	11.63	13.11
	Indicated	2,944,862	212.39	0.472	12.67	11.16
	Measured + Indicated	3,883,486	212.27	0.470	12.41	11.63
	Inferred	5,516,297	215.53	0.516	11.46	13.55
Stockwork	Indicated	682,165	50.15	0.112	2.68	5.85
	Inferred	4,045	51.31	0.126	2.51	5.54
Stratabound	Measured	611,417	67.6	-	6.68	10.85
	Indicated	663,261	62.0	-	5.53	10.15
	Measured + Indicated	1,274,678	64.7	-	6.08	10.49
	Inferred	21,234	55.7	-	5.65	10.49
Combined	Measured	1,550,041	154.9	0.282	9.67	12.22
	Indicated	4,290,288	163.3	0.342	9.98	10.16
	Measured + Indicated	5,840,329	161.1	0.326	9.89	10.71
	Inferred	5,541,576	214.8	0.514	11.43	13.54
         Note: copper grades for stratabound material were not estimated due to the consistently low to negligible assay grades reported in the available database

The resource estimates summarized on Table 3.1 relied on underground channel sample, surface drillcore and underground drillcore data collected by the Company since 1992.  The 1992 to 1998 assay database was verified by MRDI, as part of their 1998 resource estimate program. MineFill verified the 2001 to July 2007 assay database.  Only those assays that were deemed verified were used for purposes of resource estimation.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

3.5.1	Assay Statistics

To facilitate grade estimation and statistical analysis, drillhole samples were composited for Main Quartz Vein, stockwork and stratabound mineralization.  Separate analyses were carried out for silver, copper, lead, zinc and specific gravity.  All composites were confined to the respective mineralized zones.  Those for the Main Quartz Vein were composited over the entire vein intercepts, whereas composites created for stockwork and stratabound mineralization were created using a best-fit method, with a specified composite length of two metres.

3.5.2	Mineralized Domain Boundaries

The Company provided MineFill with solids that outlined the three types of Main Zone mineralization (vein, stockwork and stratabound).  Their basis was in the Company’s geological database that contained both surface and underground drillholes and channel samples.  MineFill verified the solids against the database and found that the solids created were representative of the mineralized zones.

Figures 3.2 and 3.3 illustrate the distributions and geometries of the mineralized solids.  Main Quartz Vein, stockwork and stratabound mineralization are colored shades of BROWN, RED and BLUE, respectively.

Figure 3.2 - Solid Models of Main Zone Mineralization, Looking West

Figure 3.3 - Solid Models of Main Zone Mineralization, Looking Vertically Downwards

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

3.5.3	Variogram Modeling

Variography was performed on the composite data for the Main Quartz Vein mineralized solid. In order to exclude outliers, the maximum composite values used for silver and copper were limited to 1,000 grams per tonne and 2.6 percent, respectively.  No other restrictions were placed on the data.

There were insufficient samples to generate meaningful variograms for stockwork material.  The results for Main Quartz Vein material were, therefore, assumed for purposes of stockwork resource estimation.

For the Main Zone stratabound solid, directional variograms were modeled using silver, lead and zinc composites.  Copper was not considered in analysis due to the consistently low to negligible assay values reported for stratabound material.

3.5.4	Block Models

Two block models were created in SURPAC, one which encompassed the Main Quartz Vein and stockwork solids and a second that encompassed the stratabound solid.  Block assay values were computed by the inverse distance to the second power (ID2).  Three passes were performed for silver, copper, lead, and zinc:

•	the first pass utilized an octant search with a minimum of four samples to a maximum of 24 samples, the range found through variogram modeling and no more than three empty adjacent octants;

•	the second pass utilized an ellipsoidal search with a minimum of two samples, a maximum of 24 samples and a range of 300 metres; and

•
a third pass utilized an ellipsoidal search with a minimum of two samples, a maximum of 24 samples and a range of 500 metres (to establish the amount and position of any additional resources that were not captured by the of the 300 metre search radius).

Estimations were performed inside each mineralized solid; the Main Quartz Vein plus stockwork block model took precedence where the solids overlapped.

3.5.5	Specific Gravity

A SG block model was compiled as part of MineFill’s Main Zone resource modeling program.  Stockwork material was not considered within the scope of the block model, due to the limited amount of readily available, material-relevant SG data.  An average SG of 3.31 was instead applied throughout the stockwork block model, which value is a reasonable average for Main Quartz Vein material.

The SG block model values for Main Quartz Vein and stratabound material were estimated by using the inverse distance ID2.  The parameters used for purposes of estimation are those of lead,

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PRAIRIE CREEK MINE

because consideration of the available SG dataset showed that lead assay grades have the greatest influence on SG values.

3.5.6	Mineral Resources

Mineral resources were estimated for Main Quartz Vein, stockwork and stratabound mineralization, from the block models described.  The results are summarized on Table 3.2.

Table 3.2
Summary of MineFill’s September 2007, Main Zone Mineral
Resource Estimations (CIMM, 2000)
Mineralized Zone	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Main Quartz Vein Stockwork Stratabound	9,399,783 686,210 1,295,912	214.20 50.16 64.51	0.497 0.111 N/A	11.86 2.68 6.07	12.76 5.84 10.49
Total	11,381,905	187.25	0.417	10.64	12.08

The results for a maximum search radius of 500 metres yielded an additional 175,040 tonnes (an additional 1.5 percent) of Main Quartz Vein resources grading 109.75 g/t Ag, 0.24% Cu, 6.58% Pb and 7.06% Zn.  Analysis showed these resources to be located in remote areas of the modeled mineralized zones where little or no information currently exists (the areas highlighted in LIGHT BLUE on Figure 3.4).

In the opinion of MineFill, a maximum search radius of 300 metres is justifiable for the type of mineralization considered in analysis, or at least that a search radius of 500 metres may reasonably be construed as excessive.  For these reasons the results for a maximum search radius of 300 metres were considered for purposes of resource classification; it is the resources for a maximum search radius of 300 metres that are summarized on Table 3.2

3.5.7	Resource Classification

The undiluted, Main Zone resource estimates summarized on Table 3.2 were classified as Measured, Indicated and Inferred, according to CIMM (2000) resource classification standards:

•
resources in the Main Quartz Vein were considered Measured when estimation was carried out using an octant search with a maximum of three empty adjacent octants, a range of 30.67 metres (two thirds of the minimum search radius/the search radius for silver, found by variography), a minimum sample count of four and a maximum sample count of 24;

•	Measured resources were not classified in the stockwork mineralized zone due to the assumptions applied in analysis (Indicated and Inferred resources only were defined);

•
resources in the stratabound zone were considered Measured when estimation was carried out using an octant search with a minimum of three empty adjacent octants, a range of 26.85 metres (two thirds of the minimum search radius/the search radius for zinc, found by variography), a minimum sample count of four and a maximum sample count of 24;

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PRAIRIE CREEK MINE

•

resources were classified as Indicated when estimation was carried out using an ellipsoidal search with ranges of 47.87 metres for the Main Quartz Vein and stockwork mineralization (two thirds of the maximum search radius/the search radius for lead, found by variography) and 41.01 metres for stratabound mineralization (two thirds of the maximum search radius/the search radius for silver, found by variography), a minimum sample count of two and a maximum sample count of 24; and

•	ellipsoidal searches with a range of 300 metres define the remainder of the available resources as Inferred.

The distribution of the Main Zone Measured, Indicated and Inferred resources is illustrated on Figure 3.4 for the Main Quartz Vein and on Figure 3.5 for stratabound mineralization.

Figure 3.4 - Distribution of Main Quartz Vein Resources, by Resource Classification (looking west, the areas highlighted in LIGHT BLUE are those captured by the 500 m search radius)

Figure 3.5 - Distribution of Stratabound Resources, by Resource Classification
(looking vertically downwards)

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

3.6    Comments and Conclusions

Prairie Creek is an advanced project for which, in theory at least, modest capital investment and a Class A Water License only are required to enable production of Main Zone mineralized material to be started.  This is stated because of the robust Measured and Indicated resource base that reflects high-grade mineralization (especially zinc) and the likely limited amount of capital that is probably required to start the production ramp-up to the target rate of 1,000 tonnes per day.

A fully developed road transport link to the Liard Highway, hence a Class B Water License and Department of Fisheries authorization for the planned road repairs and upgrades, is, however, also required.  This is stated because unless the current limitation of Mine Site access by small aircraft alone were not lifted, it would place unreasonable constraints on production mining and the movement off-site of the concentrate products.

A definitive feasibility study is probably required for purposes of capital raising, albeit that robust project economics may reasonably be anticipated by virtue of:

•	the available resource grades;

•
the fairly straightforward metallurgical process for co-mingled Main Quartz Vein and stratabound material that yields acceptable silver, lead and zinc recoveries into selective lead and zinc concentrates; and

•	the likely limited amount of start-up capital required for mining and processing Main Zone mineralized material.

Production at the mine would derive potentially significant economic benefits for the local First Nations community, not least due to the range of direct and indirect employment and business opportunities an operating mine would afford.  Improvements to the environment may also reasonably be expected, not least as regards long-term acid rock drainage (due to long-term oxidation of pre-existing sulphide mineralization) and metal leaching from the existing mine workings that could remain largely uncontrolled without the benefit of an operating mine.  As regards the environment, it is worth emphasizing that:

•	metallurgical testing and process development has precluded the need for cyanide products in the beneficiation process;

•
although testing has shown the host rocks, tailings, mill rocks and waste rocks to be non- potentially acid generating (non-PAG), the Company plans to return all dewatered tailings and the majority of the majority of mill rock and waste rock (including dense medium separation “floats”) to the underground stopes, as backfill;

•	the Company plans to place excess mill rock and waste rock in engineered and non-engineered surface storage facilities;

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•	tailings supernatant will be fully treated prior to its discharge to Prairie Creek (it may reasonably be assumed that the discharge will at least match the required environmental standards); and

•	concentrates will be stored on site in sheltered containers, prior to their removal for off-site toll-smelting and metal refining.

It is also worth emphasizing that significant upside resource potential exists over several kilometres to both the north and south of the Main Zone area: the exploration results indicate the presence of high-grade, vein type mineralization; and preliminary analysis suggests that structural continuity of the vein-type mineralization might exist.  Additional stratabound mineralized bodies might also be present.

3.7    Recommendations

It is because of the advanced nature of the Project that the following recommendations are made:

•
the Main Zone resource statement should be updated to include the results of the current Phase II underground drilling program, following which it is unlikely that additional Main Zone exploration would be required ahead of a definitive feasibility study;

•	a Preliminary Economic Assessment (“PEA”) of Main Zone mining and processing should be included with the Main Zone resource update;

•
an analysis of Main Quartz Vein structural continuity should be undertaken, with the objective of more fully defining the upside potential for continued stoping to the north and south of the Main Zone area (the results of which might help identify where any future exploration drilling might best be targeted);

•	capital and working cost estimates for underground mining should be compiled ahead of the recommended PEA, along with preliminary designs of stoping methods and layouts;

•
capital and working cost estimates for the processing plant should be compiled ahead of the recommended PEA, on back of a plant rehabilitation and upgrade study (that has already been started by the Company);

•
a comprehensive tailings, mill rock and waste rock reticulation/backfill study should be undertaken, assuming an appropriate stoping method (which is likely to be a form of long-hole overhand stoping, with backfill employed to control wallrock dilution and to act as the working floor in individual stopes);

•
capital cost estimates for rehabilitating and upgrading the tailings impoundment to meet production needs/tailings recycling demands should be completed (the Company has already [September 2007] initiated a suitable study); and

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

•
concentrate haulage, toll-smelting and metal refining costs and penalties should be estimated, based on target facilities either inside or outside Canada (the scope of which should include consideration of facilities in the Far East, which geographical area might reasonably be construed as a primary target for metal sales).

The preceding actions would not only help identify the economic robustness (hence significance) of the Project, but they would also help scope a definitive Project feasibility study.  In this regard, it is recommended that the Company complete the planned metallurgical optimization program for producing selective sulphide lead and zinc concentrates.  Cash benefit analyses can then be carried out to compare and contrast the alternative option of producing sulphide plus oxide lead and zinc concentrates.  An optimum processing strategy could then be defined and a final process flowsheet could then be compiled.

In more general terms, it is recommended that the number of drillhole intersections in Main Zone stockwork material is increased so that separate geostatistical analyses and SG tests can in future be carried out.  Drillcore data entry and checking procedures should also be reviewed and suitable standards should be compiled.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

4	INTRODUCTION

Canadian Zinc Corporation (the “Company”) is a publicly traded mining exploration company that is based in Vancouver, Canada.  The Company is listed on the Toronto Stock Exchange (trading symbol: CZN) and on the Over the Counter Bulletin Boards in the United States (trading symbol: CZICF).  The prime asset controlled by the Company is the Prairie Creek mine (the “Mine”) that is located in Northwest Territories, Canada, some 550 kilometres west of Yellowknife.  The Prairie Creek Property (the “Property”) consists of two surface leases, eight mining leases and ten mineral claims that are 100 percent owned by the Company.  The Property area includes the Mine, a processing plant, various earth moving and mining equipment, various mine- and plant-related surface infrastructure and numerous mineralized occurrences that are at various stages of exploration and development.

4.1	Prairie Creek Mine

The Mine was designed to exploit a high-grade, silver-copper-lead-zinc vein deposit that has been the focus of exploration since the early 1900s.  In 1980 Kilborn Engineering Limited completed a feasibility study for mining in the so-called Main Zone area at a rate of 1,000 tons per day, which prompted the development of the Mine and its associated surface infrastructure.  In addition to drilling and assaying to define mineral resources and reserves (National Instrument [“NI”] 43-101 non-compliant), over C$64 million was expended (1982 money) on mine construction and development, including a 1,000 tons per day processing plant, a tailings impoundment and a winter access road.  Construction and development was funded by the Hunt brothers with the objective of capitalizing on the 1980s silver boom.  The 1982/83 fall in metal prices necessitated closure of the mine prior to production, which closure led to a change of ownership and eventually to the Company’s involvement in 1992, when the Company was called San Andreas Resources Corporation.

A positive scoping study for mining and processing Main Zone mineralization was completed by the Company in January 2001.  The scoping study report:

•	is filed on Sedar and is available under the title Technical Reports filed April 24, 2001; and

•
includes considerations of Main Zone vein, stratabound and stockwork mineralization, the latter two mineralized occurrences having been identified through the Company’s exploration effort following its initial involvement at the Property in 1992.

Although fully permitted in 1982 (since lapsed), the Mine has never achieved full production and neither the processing plant (that was 90 percent complete on mine closure in 1982) nor the tailings impoundment have ever been used.  Approximately 40,000 tons of Main Zone vein material was, however, extracted in 1981/82 from underground shrinkage stopes, which material is currently stockpiled next to the processing plant.  The primary objectives of the Company are to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant, so as to bring it into production at the earliest opportunity.

MINEFILL SERVICES, INC.
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4.2	This Technical Report

This report is entitled ‘Technical Report on the Prairie Creek Mine, Northwest Territories, Canada’ (this “Technical Report”).  Its purpose is to provide a National Instrument (“NI”) 43-101 compliant resource estimate for Main Zone mineralization, incorporating all relevant and verified data up to the July 2007 completion date of Phase I of the Company’s on-going, underground drilling program.  The report focuses on Main Zone mineralization, inclusive of vein, stratabound and stockwork material.  Other potential vein and stratabound mineral resources are available to both the north and the south of the Main Zone area, but additional exploration work is required before the amount and grade of these potential resources can formally be estimated to NI 43-101 standards.  Mississippi Valley type deposits have also been identified in the Project area, but little exploration effort has thus far been expended on these mineralized occurrences.

4.3	Qualified Persons

The Qualified Persons (authors) of this Technical Report are:

Dr. David Stone, P.Eng., Mining Consultant and President of MineFill Services, Inc., Vancouver, B.C.  Dr. Stone provided technical oversight during the preparation of this Technical Report; and

Mr. Stephen Godden, F.I.M.M.M., C.Eng., Mining Consultant, Director of SGA Limited, Welwyn Garden City, UK and Associate of MineFill Services, Inc.  Mr. Godden is the principal author of this Technical Report.

4.4	Site Visits by the Authors
Dr. David Stone, P.Eng., visited the site on May 17 and May 18, 2007.  During the visit he toured the Prairie Creek Project site, inspected surface infrastructure and the underground excavations, reviewed various project plans, observed the on-going drilling program (drillhole PCU-07-37 was at the time being drilled), examined selected (by the Company) mineralized drillcore intersections, examined geology plans and sections, carried out an audit of the chain-of-custody for core handling and sampling, reviewed the sampling and assay data quality assurance/quality control procedures and held discussions with Company staff members.

Meetings have been held between both authors of this report and Company staff members, either in the Company’s Vancouver Offices or in MineFill’s Vancouver offices, to discuss a broad range of project-related issues and/or to collect and collate Company information about the Prairie Creek Project.

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5	RELIANCE ON OTHER EXPERTS

This Technical Report is based on information provided by the Company and on observations made during site visits by MineFill Services, Inc. (“MineFill”) in May 2007.  Apart from various Company news releases, the key documents referenced herein include:

•
Mesh Environmental Inc.  Interim Report: Assessment of Acid Rock Drainage and Metal Leaching Potential – Static and Kinetic Test Results, Prairie Creek Project.  Consultancy report to Canadian Zinc Corporation, dated December 13, 2006;

•	the Company’s January 2001 Prairie Creek Mine Scoping Study, compiled under internal Canadian Zinc supervision;

•	MRDI Canada. Prairie Creek – Zone 3 Geological Resource. Consultancy report (No. U334A) to San Andreas Resources Corporation (later Canadian Zinc Corporation), dated January 1998;

•
Morrow, D.W. and Cook, D.G.  The Prairie Creek Embayment and Lower Paleozoic Strata of the Southern Mackenzie Mountains.  Geological Survey of Canada, Memoir 412, Ministry of Supply and Services, Ottawa, Canada, 1987;

•
CDN Resource Laboratories Limited.  Report on the Preparation of Standard Reference Materials.   Consultancy report by D. Sanderson, Certified Assayer of British Columbia, to Canadian Zinc Corporation, dated September 18, 2006;

•	Smee & Associates Consulting Limited. Undated Certificates of Analysis, Canadian Zinc Standards 1, 2 and 3. Prepared by B.W. Smee, Ph.D., P. Geo. for Canadian Zinc Corporation;

•	Acme Analytical Laboratories Limited. Methods and Specifications for Analytical Package Group 8 – Specific Gravity. E-mail Version 1.1. February 22, 2007.

•	SGS Lakefield Research Limited. Consultancy Report L.R. 10916-001, Report #1: An Investigation into the Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples. April 01, 2005;

•	SGS Lakefield Research Limited. Consultancy Report L.R. 11098-001, Report #2: The Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples. January 18, 2006; and

•
SGS Lakefield Research Limited.  Consultancy Report L.R. 11098-002, Report #3: Phase 4 – Development Testwork on The Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples.  June 20, 2007.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

5.1	Disclaimer

Although MineFill has reviewed most of the available data and has made a site visit, these tasks only validate a portion of the entire dataset.  MineFill was not the originator of the information taken from the above listed reports, MineFill has not independently verified the information contained in the said reports and MineFill takes no responsibility whatsoever as regards the accuracy or validity of the information contained in the said reports.  MineFill has instead made the reasonable assumption that the data contained in the said reports is both accurate and valid, which assumption is based on the professional status of the reports’ authors and the nature of their reports.

Much of the background information on the Property, such as the history, past exploration, past drilling, past sampling and past assaying is reported in the Company’s January 2001 scoping study report that is filed on Sedar.   This past information has been updated only when it was relevant to do so or when it is clear that additional information was required.

MineFill has made no attempt to verify legal ownership or title to the Project area and the authors are not qualified to assess the validity of either the Company’s Property leases or claims.  The authors are not qualified to assess environmental issues.  MineFill can report on observations made during the site visit only, as well as issues made aware to MineFill by the Company, but this should not be considered a comprehensive overview of the environmental issues.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

6	PROPERTY DESCRIPTION AND LOCATION

Canadian Zinc Corporation (the “Company”) is engaged in development of the existing Prairie Creek mine (the “Mine”), which comprises the Company’s primary mineral asset, as well as in more general exploration across the Prairie Creek Property (the “Property”).  The Company was originally incorporated in British Columbia, Canada, on December 16, 1965 under the Corporations Act of British Columbia.  The business changed its name to San Andreas Resources Corporation (“San Andreas”) on August 29, 1991, and to Canadian Zinc Corporation on May 25, 1999.

On August 10, 2007, Sprott Asset Management Inc. (“Sprott”) filed an Initial Report under National Instrument (“NI”) 62-103 disclosing that as of July 31, 2007, Sprott exercised control or direction, on behalf of accounts fully managed by it, over 13,191,833 common shares and 6,542,500 warrants (the “Warrants”) of the Company.  Based on the number of currently issued and outstanding common shares, and assuming the exercise of the Warrants, Sprott exercises control or direction over 15.6 percent of the issued and outstanding shares of the Company (see the Company’s news release dated August 21, 2007).  This includes the shares and warrants issued by the Company in respect of a private placement financing with Sprott for C$10,000,250, as reported in the Company’s news release dated July 24, 2007.

Sprott’s managed accounts holding the common shares and Warrants include Sprott Canadian Equity Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P.II, Sprott Master Fund Limited and Sprott Managed Accounts.

6.1	Property Location

The Mine is located in the South Nahanni mining district of Northwest Territories, Canada (“NWT”), near the Yukon border (Figure 6.1), at latitude 61° 33’ North and longitude 124° 48’ West.  The nearest NWT communities include Nahanni Butte that is approximately 90 kilometres to the southeast, Fort Liard that is approximately 170 kilometres to the south and Fort Simpson that is approximately 185 kilometres to the east.  Yellowknife, the NWT administrative center, is some 550 kilometres to the east.  The town of Fort Nelson, British Columbia, Canada (“B.C.”), which is located approximately 340 kilometres to the south of the Mine, is the nearest point of access to an active railway system.

The Prairie Creek mine site (the “Mine Site”, Figure 6.2) is located in the Mackenzie Valley, within the watershed of the Naha Dehé (the “South Nahanni River”), approximately 48 kilometres upstream of the point where Prairie Creek joins the South Nahanni River.  The current boundary of the Nahanni National Park Reserve is approximately 32 kilometres downstream of the Mine.  The Company has reported that the proposed expansion to Nahanni National Park Reserve will not affect either the Mine Site or Mine access (Sub-Section 6.4).

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PRAIRIE CREEK MINE

Figure 6.1 – A General Location Plan

Figure 6.2 – An Aerial View of the Prairie Creek Mine Site, with the
Unused Tailings Dam in the Background and Prairie Creek to the Left

6.2	Mineral Rights

The Property includes the Mine Site and comprises 11,540.31 hectares covering two surface leases (131.80 hectares), eight mining leases (3540.77 hectares) and ten mineral claims (7867.74 hectares) that are 100 percent owned by the Company (Table 6.1 and Figure 6.3).

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Table 6.1
Summary of the Company’s 100 Percent Owned Leases and Claims
Property Type	File Number	Name	Area (ha)
Surface Leases Total Area	95F/10-5-5 95F/10-7-4 -	Minesite Airstrip -	113.60 18.20 131.80
Mining Leases Total Area	ML 2854 ML 2931 ML 2932 ML 2933 ML 3313 ML 3314 ML 3315 ML 3338 -	Zone 8-12 Zone 4-7 Zone 3/Main Zone Rico West Samantha West Joe Miterk Rico -	743 909 871 172 420.05 195.86 43.7 186.16 3,540.77
Mineral Claims Total Area	F67134 F67135 F67136 F67137 K01365 K01366 K01367 K01368 K01369 K01370 -	GATE 1 GATE 2 GATE 3 GATE 4 WAY 1 WAY 2 WAY 3 WAY 4 WAY 5 WAY 6 -	731.59 1,003.30 1,003.30 1,003.30 627.06 823.87 629.09 311.36 731.57 1,003.30 7,867.74
Grand Total	-	-	11,540.31

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PRAIRIE CREEK MINE

The details summarized on Table 6.1 were compiled from data supplied by the Company.  The data has not been independently verified and MineFill is not qualified to assess the validity of the Company’s Property leases and claims.  The Company has provided information to MineFill that indicates that the surface leases and mining leases are in good standing, insofar as:

•	the surface leases are held from the Department of Indian Affairs and Northern Development on a renewable ten year basis - they expire on March 31, 2012; and

•	the mining leases are renewed on a 21 year basis and presently show expiry dates ranging from July 13, 2010 to August 5, 2020.

The four so-called Gate mineral claims were staked in 1999.  Sufficient assessment work has been filed on the Gate claims to hold them in good standing until July 19, 2008.  The six so-called Way mineral claims, that are adjacent to existing mining leases or mineral claims, were staked in 2006 to enlarge the size of the Property, which claims are in good standing until November 2008.

6.3	Opportunities

Twelve numbered zones (Zones 1 to 12, inclusive) where vein mineralization is exposed on surface, as well as eight named surface mineralized showings and one surface soil anomaly have been identified on the Property (Figure 6.4, which does not include all the named mineralized surface showings).  The results of surface drilling, trenching and underground channel sampling have shown the mineralization to be consistently high-grade (especially zinc).  The metals with economic potential include silver, copper, lead and zinc (not listed in order of economic significance).

The main focus of exploration and underground development work to date (September 2007) has been on Zone 3 mineralization, which is adjacent to the Mine Site and which today includes the Zone 1, Zone 2 and Zone 3 mineralized showings.  As such, it is commonly called the Main Zone, which exploration work has shown to comprise vein, stratabound and stockwork material.  The term Main Zone is used in this Technical Report, as is the term Main Quartz Vein, which is commonly used to describe the Main Zone vein occurrence (as distinct from Main Zone stratabound and stockwork mineralization).  The resource estimates presented in Section 19 consider exclusively Main Zone mineralization, which resource estimates are based on all verified surface and underground drilling and underground channel sampling data up to the July 2007 completion date of Phase I of the Company’s on-going, Main Zone underground drilling program (Section 12.3).

The secondary focus of exploration and underground development work to date (September 2007) has been on Zone 7 and especially Zone 8 mineralization, which showings are approximately 3.5 kilometres and five kilometres to the south of the Main Zone, respectively.  Although high-grade mineralization has consistently been identified, Zone 7 and Zone 8 material is not considered in detail in this Technical Report, not least because additional exploration work is required before the potential resources can formally be estimated.

MINEFILL SERVICES, INC.
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Mississippi Valley type deposits have been identified in the northern part of the Property, in areas remote from the Mine Site.  These are not considered in this Technical Report, beyond outline descriptions of their geological context and contained mineralization.

N
Gate Vein Discovery
Grab Sample: 820 g/t Ag,
10% Zn, 16% Pb, 3.5% Cu
Prairie Creek
Gate Fault
1000 ppm
zinc-in-soil
anomaly
Rico
Trench Results: 1.1m @
18% Zn, 35%Pb, 242g/t Ag
Previous surveys indicate
strong geochemical anomalies
between Main Zone and Rico
Main Zone: Minesite
and 1000 tpd mill
DDH 95-103: 2.0m @
29% Zn, 13%Pb, 73g/t Ag
DDH 95-124: 5.5m @
7.5% Zn, 2%Pb, 49g/t Ag
DDH 94-064: 2.1m @
21% Zn, 9%Pb, 192g/t Ag
DDH 06-170: 10.13m @
6% Zn, 9%Pb, 113g/t Ag
PC Fault
16 km
2
3
4
5
6
7
8
9
10
11
12
Trenching, drilling and
underground work completed
by previous operators in Zones
7 through 12: to be followed up
by CZN exploration campaigns
Mineralized Zones
CZN Claims & Leases
New Claims Staked in 2006

Figure 6.4 – Mineralized Showings and Typical Assay Grades, Prairie Creek Property

6.4	Surface Rights

The Mine is located on land claimed by the Nahanni Butte Dene Band of the Deh Cho First Nations as their traditional territory.  The Deh Cho First Nations are engaged in on-going land settlement negotiations/treaty negotiations with the Government of Canada and the Government of Northwest Territories, in what is referred to as the Deh Cho Process.  Both the interim land withdrawal and the proposed expansion of the Nahanni National Park Reserve, that are described in the following Sub-Sections 6.3.1 and 6.3.2, are linked directly to the Deh Cho Process.

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6.4.1	Interim Measures Agreement

In July 2003, as part of the Interim Measures Agreement entered into between Canada and the Deh Cho First Nations, Canada made an interim withdrawal of certain lands for a period of five years.  Part of the lands withdrawn under the Interim Withdrawal Order include the area represented by the Company’s Mining Lease No. 2854, a portion of Mining Leases No. 2931, 3314 and 3313 and part of the area over which the access road extends (Sub-Section 7.2).  In accordance with Sections 19 and 23 of the Interim Measures Agreement, such withdrawal: is subject to the continuing exercise of the Company’s existing rights, titles, interests, entitlements, Licenses, Permits, reservations, benefits and privileges; and it does not affect access to or across withdrawn land.

6.4.2	Nahanni National Park Reserve

Parks Canada has been on record for many years as wishing to expand the current boundaries of Nahanni National Park Reserve, including the South Nahanni River, to protect their ecological integrity.  In 2005, the Geological Survey of Canada undertook a mineral and energy resource assessment (the “MERA study”) to evaluate the mineral potential of the proposed expansion area.  The results of the MERA study have not yet been made public (September 2007).

A proposed expansion of Nahanni National Park Reserve was announced publicly on August 08, 2007.  The boundaries of the proposed expanded park area have not yet been finalized (September 2007) - they will be determined by the Government of Canada, following publication of the MERA study and consultation with local communities, other stakeholders and Canadians.

The Company has been involved in co-operative discussions with Parks Canada as regards the park expansion plans.  The Company has been assured by Parks Canada that the final boundaries will include neither the Mine Site nor the access road to the Mine (see the Company’s news release dated August 08, 2007).  The Company has been assured by the Government of Canada that the proposed park expansion will not compromise existing mining and access rights with regard to the Mine and that the existing mining and access rights will be respected and protected (see the Company’s news release dated August 08, 2007).

6.5	Environmental

6.5.1	Acid Rock Drainage

In 1994, Rescan Environmental Services Limited of Vancouver, B.C. (“Rescan”), undertook an analysis of the acid-generating characteristics of all the dominant rock types found at the Mine.  The results indicated an overwhelming dominance of acid neutralizing minerals with acid neutralizing carbonate minerals exceeding the total capacity to generate acidity by an average factor of almost 200.  Initial analysis of flotation tailings generated from metallurgical testwork indicated a similar excess of neutralization potential.  It was concluded that, due to the low sulphide values and high excess neutralization potential of the host rocks and tailings products, these materials would pose no long-term hazard to the environment, due to sulphide oxidation processes.

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Mesh Environmental Inc. (“Mesh”) undertook a follow-up study during 2005/06, with the objectives of significantly expanding Rescan’s 1994 rock sample dataset and incorporating analyses on mineralized rock samples, tailings and concentrates.  Sample collection was completed by Mesh at the Mine Site during September 2005: rock from drillcore, underground workings and test pits dug into the surface stockpile of mineralized material (Sub-Section 7.6) were sampled.  A total 66 samples were included in Mesh’s characterization program.

A total of ten process waste samples, including mill rock, flotation feed, tailings and concentrate samples from the 2005 series of bench-scale metallurgical tests (Section 18) were provided by SGS Lakefield Research Limited in Lakefield, Ontario (“SGS Lakefield”, ISO 9001-2000 accredited).  So-called mill rock is wall rock dilution that will be separated from mineralized material in the processing plant.

Static laboratory geochemical characterizations were carried out by Mesh, including acid-base accounting (“ABA”), along with: total inorganic carbon and multi-element Inductively Coupled Plasma (“ICP”) analyses on all samples; and mineralogy, expanded ABA (pyritic sulphur, siderite correction, acid-buffering characterization curves) and grain size analyses on a sub-set of samples.  The following conclusions were made:

•
all the host rock units are non-potentially acid generating (“non-PAG”), due to generally low amounts of contained sulphur (less than one percent of total sulphur) and the substantial effective buffering capacity provided by reactive carbonates, the latter reflecting the carbonate-rich nature of the host rock material (which conclusion is supported by the behavior of mixed waste rock that has been exposed on surface at the Mine Site for 25 years, which waste rock does not demonstrate acidic pH values and remains classified as non-PAG as a result);

•
Main Zone vein- and stratabound-mineralization are classified as potentially acid generating due to an abundance of sulphide mineralization (although Mesh’s kinetic test data to December 2006 suggests that it may take a substantial amount of time for acidity to be generated, due to the significant amount of buffering capacity available from the carbonate host rocks);

•	the two mill rock samples produced as by-products from Main Zone vein mineralization and overbreak are non-PAG and contain relatively low sulphur values (approximately 0.3 percent, or less);

•	the final composite tailings samples are classified as non-PAG and contain sufficient buffering capacity to maintain neutral conditions under laboratory conditions;

•
tailings supernatant is alkaline (pH 10.7 to 10.9), with totals solids in solution (“TSS”) of five to 500 milligrams and relatively high sulphate concentrations of 170 to 230 milligrams per litre, respectively, over the two hour test period;

•	sulphide concentrates are classified as potentially acid generating due to slightly elevated pyritic sulphur content and very little neutralization capacity; but

•
as a result of substantially higher neutralization potential, oxide concentrates are classified as non-PAG (oxide zinc concentrate) and as having uncertain acid generation potential (oxide lead concentrate).

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Mesh emphasized that, with regard to the conclusions made in their December 13, 2006 report, the options being considered for waste rock, mill rock and tailings management include:

•	returning all dewatered tailings, the majority of mill rock and waste rock in close proximity to mineralized areas to the underground workings, as backfill;

•	placement of excess mill rock and waste rock in engineered and non-engineered surface storage facilities; and

•	storage, treatment and additional settling in a polishing pond of tailings supernatant, prior to its discharge.

Current planning calls for concentrates to be stored on site in sheltered containers, prior to their removal for off-site smelting.

6.5.2	Metal Leaching

Mesh also carried out metal leaching tests as part of their 2005/06 study program.  To this end, Mesh:

•	collected two water samples from underground seeps and portal discharge;

•	completed short-term leach extraction tests on the collected rock, tailings and concentrate samples; and

•
carried out kinetic testwork on two mine wall-wash stations (one host rock and one mineralized material) and on seven humidity cells (one Main Zone vein material, one stratabound mineralized material, two mill rock material, one tailings material and two host rock material).

At the time of writing (September 2007), Mesh’s kinetic testwork was on-going, not least because insufficient humidity cell data was available at the time of Mesh’s December 2006 report to include even preliminary results.  The following conclusions were, however, made:

•
mineralized material and waste/host rock have the potential to release soluble Cd, Cu, Hg, Pb, Sb and Zn at neutral pH conditions, mainly as a result of metal carbonate dissolution and, to a lesser extent, sulphide oxidation, although the rates of soluble metal release reflect a worst case scenario, because –

o	the waste samples were taken from the wallrocks of the mineralized Main Zone vein, in which wall rocks elevated metal contents typically exist,

o	metal release rates in waste/host rock appear to be predominantly related to metal carbonate dissolution, and

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o
waste/host in areas remote from mineralization contain fewer metal carbonates and are, therefore, less likely to generate soluble metal loads at problematic levels (which assumption is currently [September 2007] being tested by means of humidity cell testing);

•
in the absence of management controls (of the type outlined in Sub-Section 6.5.1 above), mill rock could release elevated concentrations of a number of metals of environmental concern (As, Sb, Cd, Cu, Pb, Hg, Se, Au and Zn), under neutral pH conditions;

•
the results of humidity cell tests (that Mesh considers to be more reliable than leach tests) on 930 metre Level (“mL”) and 870 mL (Sub-Section 7.6) indicate that mill rock leach rates are lower than those of mineralized vein material;

•
tailings are likely to produce As, Cd, Cu, Pb, Hg, Se and Zn at levels of potential environmental concern, under neutral pH conditions, at humidity leach rates that the preliminary results suggest are generally similar to the release rates from mill rock material;

•
dissolved metals are typical for flotation mill supernatant, insofar as a comparison of total metal concentrations with the maximum authorized monthly averages defined by the Metal Mining Effluent Regulations showed that total As, Cu, Pb and Zn exceeded the regulated levels, even for the 930 mL sample that had a TSS of five milligrams per litre, although –

o	a settling time in excess of two hours would likely improve supernatant quality for total metals and TSS, and

o	dissolved metals also tend to reduce as they “age” due to absorption and precipitation reactions, therefore

o	supernatant quality associated with tailings is expected to be better than reported here.

It is because all the mine materials tested by Mesh have the potential to leach metals at neutral pH that the Company is incorporating management measures into its operations and closure planning.  The management options outlined in the preceding Sub-Section 6.5.1 are emphasized in this regard.

6.5.3	Mine Water Drainage

As part of the 870 mL decline development described in Sub-Section 7.6, the Company implemented measures for the collection and treatment of mine water: water from the decline is pumped to the 870 mL drift, which itself produces water, so water from both sources is treated.  According to Company information (source: www.canadianzinc.com) this is the first time that legacy metal-bearing (mainly zinc) water from 870 mL is being treated at the Mine.

According to the Company’s website (www.canadianzinc.com), the Company has been successful in removing approximately 95 percent of the total zinc contained in the combined flow.  In this regard, it should be noted that Prairie Creek is separated from the Mine Site by large dams (Picture 4, Figure 6.5) with coarse rock protection.  Water sampling is conducted throughout the Mine Site (Figure 6.6) to ensure there is no change in water quality during periods of Mine Site activity.  There is a water treatment facility at the Mine (Picture 1, Figure

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6.5), as well as two settling/polishing ponds that purify the water (Pictures 2 and 6, Figure 6.5).  The diesel storage tank area (Picture 3, Figure 6.5) is fully lined and contained within engineering dams.  Some older steel tanks are used to store supplies.  There is a water quality control point (Picture 6, Figure 6.5) on the second pond that can be closed to prevent any water from leaving the Mine Site, until it is treated.

Figure 6.5 – An Aerial View of the Prairie Creek Mine Site,
with Some Key Features Highlighted (source: www.canadianzinc.com)

Figure 6.6 – A Surface Plan Detailing Water Courses and Water Sampling
Locations (highlighted by the black dots) At and Near the Prairie Creek Mine Site

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PRAIRIE CREEK MINE

6.5.4	Endangered Species

As of May 2007, the Committee on the Status of Endangered Wildlife in Canada (“COSEWIC”) lists only two species in the area of the Mine: the grizzly bear (Ursus arctos) and wolverine (Gulo gulo), both of which are listed in the Special Concern category (source: www.nwtwildlife.com).  In areas remote from the Mine Site, COSEWIC lists the Peregrin falcon (Falco peregrinus anatum-tundrius complex), the woodland caribou boreal population (Rangifer tarandus caribou) and the wood bison (Bos bison athabascae), each of which are listed in the Threatened category (source: www.nwtwildlife.com).  No rare or highly valued species of vegetation or plant communities have been identified on the Property area.  COSEWIC does not list any plant species as Endangered, Threatened or of Special Concern in the area of the Mine.

Detailed field studies of wildlife populations and wildlife habitat in the area of the Mine and the access road were conducted by Beak Consultants Inc. in 1980 to 1981 and again by Rescan in 1994.  None of the listed species and no critical habitats, such as denning or nesting areas, were identified in the Mine Site area:

•
the Company has verbally reported to MineFill that since the 1980s, grizzly bears and wolverine have been observed or encountered very infrequently in the area surrounding the Mine Site and have not been a problem at the Mine Site;

•
caribou populations and potential caribou habitat have been identified in areas removed from the Mine Site, to the north and east of the Mackenzie mountains (potential impacts to these populations are related primarily to transportation and can be mitigated through standard road safety practices);

•	specific surveys of potential Peregrine falcon nesting habitat have not identified any nesting sites in the area of the Mine Site; and

•
wood bison were re-introduced into the Nahanni Butte area (source: www.nwtwildlife.com), 90 kilometres to the southeast of the Mine, in 1980 with additions to the herd made in 1989 and 1998 (as with caribou, potential impacts to these populations are related primarily to transportation, in this case primarily in the area of Liard Highway, and can be mitigated through standard road safety procedures).

6.5.5	Protected Areas

Nahanni National Park Reserve was created in 1972, following a canoe trip down the South Nahanni River by the then Canadian Prime Minister, Pierre Elliot Trudeau, specifically for the purpose of setting aside the South Nahanni River for wilderness recreational purposes.  The South Nahanni River is approximately 500 kilometres long, of which approximately 300 kilometres are contained within the current (September 2007) boundaries of the Nahanni National Park Reserve.  The confluence of Prairie Creek and the South Nahanni River is approximately 65 kilometres upstream of the point where the South Nahanni River leaves Nahanni National Park Reserve.  Through the efforts of Parks Canada, the South Nahanni River

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 and Nahanni National Park Reserve have been designated as a Canadian Heritage River (in 1987) and a UNESCO World Heritage site (in 1978), respectively.

The South Nahanni River is highly valued as a wilderness recreation river and is regularly used for canoeing trips and other leisure activities during the summer months.  The Company has demonstrated to MineFill that it recognizes the highly valued wilderness attributes of the South Nahanni River.  In the opinion of MineFill, the Company has demonstrated in general that it is committed to working closely with the Deh Cho First Nations, in whose traditional territory the Nahanni National Park Reserve lies, with Parks Canada and with the Nahanni Outfitters Association to ensure that operations at the Mine in no way impact adversely the environment.

6.6	Permits and Licenses

6.6.1	Original Mine Permits and Licenses

At the time of its construction in 1982, the Mine and Mine Site had been fully permitted for mining and processing at a rate of 1,000 tons per day.  Permitting had been undertaken under the regulatory regime of the day, which involved a comprehensive environmental assessment and public review before the NWT Water Board.  A considerable number of technical and baseline studies describing the proposed development and the physical and biological environment were undertaken at the time.

Water License (Class A) N3L3-0932 was issued by the Department of Indian Affairs and Northern Development on July 01, 1982, pursuant to the Northern Inland Waters Act and Regulations.  The Water License:

•	authorized the use of up to 1,150 cubic metres per day/420,000 cubic metres a year of water from the Prairie Creek Valley aquifer; and

•	set standards for the discharge of process effluent to Prairie Creek.

Land Use Permit N80F249 was issued on July 02, 1980 for the winter road connecting the Mine Site to the Liard highway.  Surface Leases were issued for the Mine Site and an airstrip located about one kilometre to the north of the Mine Site.  The Water License and Land Use Permit subsequently lapsed.

Further baseline studies were undertaken in 1994 in support of planned mine re-development and permitting activity.  The re-permitting process was subsequently discontinued in 1995.

6.6.2	Regulatory Authorities

As the Mine Site is located within Mackenzie Valley, all permitting activity relating to land and water use at the Mine Site are subject to the Mackenzie Valley Resource Management Act (the “MVRMA”).  The MVRMA evolved from the Gwich’in and Sahtu Comprehensive Land Claim Agreements, which required the establishment of land and water boards as institutions of public government within an integrated and co-ordinated system of land and water management in Mackenzie Valley.

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The MVRMA was enacted on June 18, 1998.  It requires the establishment of local boards ‘to enable residents of the Mackenzie Valley to participate in the management of its resources for the benefit of the residents and of other Canadians’.  Under the MVRMA, the public boards are responsible for:

•	preparing regional land use plans to guide the development and use of land, waters and other resources;

•	regulating all uses of land and water; and

•	carrying out environmental assessments and reviews as part of the regulatory process associated with Permit and License applications.

The Mackenzie Valley Land and Water Board (the “MVLWB”) was created on March 31, 2000. The stated objective of the MVLWB is to ‘regulate the use of land and waters and the deposit of waste so as to provide for the conservation, development and utilization of land and water resources in a manner that will provide optimum benefit to the residents of the settlement areas and of the Mackenzie Valley and to all Canadians’.  The MVLWB has jurisdiction over all uses of land and water or deposits of waste in Mackenzie Valley, for which Permits are required.  The MVLWB has three main functions:

•	processing trans-boundary land use and water use applications in Mackenzie Valley;

•	ensuring consistency in the application of the legislation throughout Mackenzie Valley; and

•	issuing land use Permits and Water Licenses outside settled land claim areas in Mackenzie Valley.

6.6.3	Application Process

Applications for a Land Use Permit or a Water License in relation to a development in Mackenzie Valley are made to the MVLWB, with representation by the Deh Cho First Nations.  Each application requires the inclusion of certain baseline and technical information, in the form of a Project Description Report (a “PDA”).  The information is used to undertake preliminary screenings of Permit and License applications, the objective of which is to determine whether an application should be referred to the Mackenzie Valley Environmental Review Board (the “MVEIRB”) for an environmental assessment (an “EA”) or can proceed directly to a regulatory review for the issuance of Permits and Licenses.

If an application is referred, the MVEIRB develops a work plan and terms of reference to conduct an EA.  On completion of an EA the MVEIRB recommends terms and conditions to be attached to a Permit or License.  The MVEIRB’s recommendations are then forwarded to the Minister of Indian Affairs and Northern Development, prior to issuance of Permits and Licenses by the MVLWB.  The MVEIRB can also recommend a proposal undergo an environmental impact public review before a panel.

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6.6.4	Current Permits and Licenses

The Company initiated preliminary discussions with the regulatory authorities in Yellowknife in August 2000, with respect to the re-development and re-permitting of the Mine.  A follow-up presentation was made to the Mineral Development Advisory Group in November 2000 to elicit specific feedback from each of the regulatory agencies on the information requirements necessary for them to fulfill their roles in review of an EA report.  Since that time the Prairie Creek Project has undergone five separate EAs, the latest being completed in 2005.

Since 2001 the Company has been awarded various different Permits and Licenses that have been updated and/or renewed as appropriate.  The Company currently holds the Permits and Licenses outlined below, copies of which Permits and Licenses have been filed in the Public registry at the MVLWB’s offices.

Land Use Permit MV2001C0022A - an application was submitted on March 05, 2001 for the drilling of up to 60 diamond drillholes within 1,000 metres of the mine site.  It was approved and the MVLWB issued a Permit valid for five years to March 05, 2006, which Permit was subsequently extended for a period of two years to March 05, 2008.

Land Use Permit MV2001C0023 - the MVEIRB issued its EA on January 22, 2002 recommending approval of the Company’s permit application, subject to various terms and conditions to mitigate against potential impacts to the environment.  The report was forwarded for approval to the Minister of Indian and Northern Affairs on February 06, 2002.  The Permit was issued on September 10, 2003; it is valid for five years to September 10, 2008 and it is renewable thereafter.  It provides for the development of a new, 600 metre long decline from the existing 870 mL (Sub-Section 7.6), with at least nine drilling stations to allow drilling of 50 metre to 250 metre long holes and the operation of a surface pilot metallurgical plant.

Land Use Permit MV2004C0030 - the Company applied for an amendment to Land Use Permit MV2001C0022A to allow the drilling of surface holes more than 1,000 metres from the Mine Site, including the crossing of Prairie Creek.  The amendment was denied and the application was referred to EA on June 1, 2004 (MVEIRB file 0405-02).  After a lengthy review process, the MVEIRB recommended the project proceed with conditions.  The MVLWB subsequently issued the Permit on May 11, 2006; it is valid for five years to May 11, 2011.  The Permit provides for surface exploration and diamond drilling at up to 60 sites, using ground or helicopter transported rigs, anywhere within the Prairie Creek Property (see the Company’s news release dated May 16, 2006).

Water License (Class B) MV2001L2-0003 - the application for a pilot plant operation was subject to joint EA with the decline application.  A Water License was issued on September 10, 2003.  On October 10, 2003 the Company and the MVLWB received notice of an application in Federal Court, by Nahanni Butte Dene Band, Pehdze Keh and Deh Cho First Nations (the “Applicants”), for a Judicial Review of the Water License.  The Applicants felt that the terms and conditions of the draft License were not properly incorporated into the issued License. The Attorney General joined the Applicants because of the precedent issue. The Judicial Review occurred on August 30, 2005.  The Company and the Attorney General agreed on a revised

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 wording and recommended this to the court.  A decision was handed down December 23 in which the judge instructed the MVLWB to re-issue the License with the recommended wording.  A revised Water License was issued on February 06, 2006.  It is valid for a period of five years to February 06, 2011 (see the Company’s news release dated February 13, 2006).

Land Use Permit MV2003F0028 - an application for a permit to reopen the winter access road from the Liard Highway to the Mine Site (Sub-Section 7.2) was submitted to the MVLWB on September 25, 2003.  As earlier noted, the road had previously been permitted prior to enactment of the MVRMA, with the result that the Company considered the permit application to be exempt from screening for EA, according to Part 5 of the Act.  However, the MVLWB took a contrary view and referred the application to EA.  The Company contested the referral and a Judicial Review took place on December 9, 2004 in the NWT Supreme Court.  A decision in favour of the Company was handed down May 6, 2005 and the MVLWB were instructed to proceed with the permit process.

The MVLWB subsequently received letters from the Nahanni Butte Dene Band who contended that the issue of a permit for the road would be a serious infringement of their aboriginal and treaty rights, protected by Section 35 of the Constitution Act of 1982, and that the Crown had not consulted them on the matter.  The MVLWB decided to suspend the permit process until the Department of Indian and Northern Affairs (“INAC”) had informed them that an appropriate consultation has taken place between the Crown and the Nahanni Butte Dene Band.  The MVLWB received a consultation report from INAC on February 15, 2007.  The MVLWB then circulated the application in order to receive further comments on conditions of a Winter Road Land Use Permit.  The Permit was subsequently issued on April 11, 2007, with an expiry date of April 10, 2012 (see the Company’s news release dated April 20, 2007).

The Permits and Licenses outlined together allow the Company to carry out planned surface exploration, underground development and metallurgical testing work, which has enabled completion of the NI 43-101 compliant resource estimates presented in this Technical Report.  The Permits and Licenses will also enable the completion of a feasibility study.  Rehabilitation, upgrading and modernization of the mill and other infrastructure may also be carried out in preparation for mine production.

6.6.5	Additional Road Licensing Requirements

Subsequent to receiving Land Use Permit MV2003F0028, the Company carried out a preliminary technical assessment of the access road’s condition.  It was determined that a number of flooding events had caused significant washouts over the Prairie Creek/Sundog sections of the road, which sections were previously permitted for all-season use.  The Company concluded that it would be advantageous to properly rebuild the road with suitable rock armour to protect it from future washouts.  It was believed (by the Company) that this would also substantially reduce the work that would subsequently be required to re-establish the road base along the affected road sections.  The Company assessed that significant amounts of material would be required to effect the planned repairs, which material would have to be moved within creek beds.  The Company therefore applied to the MVLWB, on June 07, 2007, for a Class B Water License in respect of the planned activities.  At the time of writing (September 2007) the application was in the regulatory process.

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Documentation exists which reports a local population of Bull Trout in Prairie Creek.  A separate application seeking authorization from the Department of Fisheries (“DFO”) for the planned activities is, therefore, required.  The Company submitted an application for DFO authorization early in June 2007.  At the time of writing (September 2007) the application was in the regulatory process.

6.6.6	Additional Operations’ Licensing Requirements

To the best of MineFill’s knowledge, the only remaining permit required for the commencement of production at the Mine is a Class A Water License for the operation of the mine and mill, which would allow for:

•	underground mineral extraction (to a maximum allowable rate);

•	extraction of water from the Prairie Creek Valley aquifer (to a maximum daily allowance);

•	production of lead and zinc concentrates and the on-site disposal of tailings (to stated environmental standards); and

•	the discharge of process effluent to Prairie Creek (to stated environmental standards).

A PDA in support of the License application was prepared by the Company during 2007.  At the time of writing (September 2007) the PDA was being reviewed by and discussed with various government bodies and regulatory agencies.

7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1	Topography, Vegetation and Elevation

The Mine Site is located in the Mackenzie mountain range that locally has an average relief of approximately 300 metres and comprises low mountains with moderate to steep sides and intervening narrow valleys.  The Mine Site is located at an elevation of 850 metres amsl (above mean sea level).  The valleys are well incised and the area is located within the Alpine forest-tundra section of the boreal forest, characterized by stunted fir and limited undergrowth.  The trees, that grow at the lower elevations, give way to mossy, open Alpine-type country in the upper parts of the mountains.

7.2	Accessibility

Year-round access to the Mine Site is provided by charter aircraft, generally from Fort Nelson, B.C., or Fort Simpson, NWT, which towns are serviced by scheduled commercial airlines.  A

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 1,000 metre gravel airstrip is located on the flood plain of Prairie Creek, approximately one kilometre north of the Mine Site (Figure 7.1).

Figure 7.1 – The Existing Airstrip, Prairie Creek Mine

The Liard highway is the closest major transportation route to the Project area, which highway connects Fort Nelson, B.C., to Fort Simpson, NWT.  A 170 kilometre long winter road from the Blackstone crossing on the Liard highway (Figures 7.2 and 7.3) was constructed in 1980.  In 1981 and 1982 the road was utilized to transport the bulk of the building materials, supplies and equipment onto the Mine Site, which enabled the construction of the extensive infrastructure that is currently in place.  According to the Company’s news release dated April 20, 2007, 700 loads of material, plant, machinery, equipment and supplies were successfully transported to the Mine Site during this period.

The full length of the winter road was originally permitted for use in the winter months; the first 40 kilometres from the Mine Site was permitted for year-round use.  As earlier noted:

•
in 2007 the MVLWB granted the Company a Land Use Permit to operate the winter road from the Mine Site to the Liard highway, for a period of five years to April 10, 2012 (Land Use Permit MV2003F0028); but

•
rehabilitation works are required, for which an additional Class B Water License and DFO authorization have to be secured, the applications for which were, at the time of writing (September 2007), in the regulatory process.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

CANADIAN ZINC
CORPOATION
PRAIRIE CREEK
MINE
Cat Camp
Fuel Cache
Existing Winter Access Road
Proposed All Weather Road
Nahanni National Park Reserve
Grainger
Fuel Cache
Highway
NAHANNI
BUTTE
Liard
20 km

Figure 7.2 – A Generalized Plan of the Liard Highway to
Prairie Creek Winter Road and the Proposed All-Weather Road

Figure 7.3 – An Aerial View of a Portion of the Liard Highway
to Prairie Creek Winter Road (taken in a summer month)

The Company is currently (September 2007) considering the option of developing a 159 kilometre long, all-weather road from the Liard highway to the Mine Site.  The road’s initial alignment (163 kilometres) was laid out by Ker Priestman and Associates Limited in 1982.  The route followed the same corridor as the existing winter road, with minor deviations to improve grades, minimize stream crossings and minimize construction through difficult terrain such as muskeg, permafrost and areas with unstable slopes.  Wildlife habitat assessments of the road corridor and fisheries assessments of the stream crossings were completed by Beak Consultants and again by Rescan in 1994 (Sub-Section 6.4).

In September 2000, BGC Engineering Inc. of Vancouver, B.C. (“BGC Engineering”) provided an updated preliminary construction cost (C$17 million, 2000 money) for the all-weather road.  The study included recommendations for an alternative route (the 159 kilometre long route favored by the Company) that includes a turning south from Grainger Gap, from where the route runs along the Nahanni Ridge to cross the Liard river about six kilometres east of Nahanni Butte (Figure 7.2).  The advantage of the alternative route is that the Nahanni Butte Dene Band would be able to more fully control access to their traditional territory due to the proximity of their own access road.  The alternative route would also facilitate the sharing of the Liard river ferry with the community of Nahanni Butte.

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An all-weather road would require project-specific permitting.  Application for a suitable Permit will depend on the outcome of the Company’s planned feasibility study.

7.3	Climate

The climate in the general project area is sub-Arctic, insofar as it is characterized by long, cold winters, with moderate snowfall, and short but pleasant summers.  A climate station is established immediately to the south of the Mine Site, which station measures precipitation, temperature, wind speed and wind direction.  A mean annual temperature of minus 2.8 degrees Celsius was recorded during 2005/06 (maximum 13 degrees Celsius, minimum minus 25 degrees Celsius), along with an annual rainfall of 350 millimetres.

7.4	Communications

All outside communications from the Mine Site are via satellites.  There is a main telephone and fax machine, handheld phones and an internet facility.  On site, staff members use radios that link the various work crews and an underground Femco telephone system has been installed.

7.5	Surface Infrastructure

7.5.1	Mine Buildings

The Mine Site surface facilities (Figure 7.4) were established before the Mine was placed into receivership in 1982.  A 22 metre by 35 metre, two storey, steel, prefabricated administration building was completed (Figure 7.5), which contains full office (Figure 7.6), mine dry, first aid and warehouse facilities.  Trailer accommodations and kitchen facilities to support a 200 man construction crew was built (Figure 7.7), along with full shop facilities (Figure 7.8).  A tank farm to store diesel was engineered and constructed onsite (Figure 7.9), along with a tailings impoundment with a 1.5 million ton capacity (Figure 6.2).  On-site visual inspections by MineFill suggested that the various buildings and tank farm outlined are in a good condition and that regular maintenance only is required to keep them in good order.

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PRAIRIE CREEK MINE

STORAGE YARD
LUMBER YARD
HOLDING POND
STEEL PARTS YARD
REBAR
TIRES
CABLE
PRAIRIE CREEK
POLISHING POND
MILL COMPLEX
COARSE ORE STOCKPILE
DIAMOND DRILL STAGING AREA
PIPE STORAGE
CATCHMENT POND
HARRISON CREEK CHANNEL
PRAIRIE CREEK
875

SCALE

0 10 20 50 100 150 Meters

Date:	November 2006
Drawn By:	CH
Scale:	As Shown
Drawing:	PDR Fig 1-3.dwg

PRAIRIE CREEK MINE

FIGURE 1-3:
SURFACE FACILITIES
SITE PLAN

Figure 7.4 – A Surface Facilities Site Plan

Figure 7.5 - The Mine Site Administration Building

Figure 7.6 – The Mine Site Office Facility

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Figure 7.7 – The Mine Site Accommodation Facilities with the
Administration Block and Processing Plant in the Background

Figure 7.8 – An Internal View of One of the Two Mine Site Work Shop Facilities

Figure 7.9 – The Mine Site Tank Farm

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7.5.2	Processing Plant

A processing plant exists on site (Figures 7.10 and 7.11):

•	the mill contains a diesel powerhouse which contains four Cooper Bessemer 1.1 kW generators and switching facilities;

•
the crushing circuit contains a 40 ton coarse ore bin that leads to a primary jaw crusher (Kue Ken 24 inch by 36 inch), cone crusher (51/2 foot Norberg shorthead), Tyrock screen, surge bins, dust collection system and a 2,000 tons capacity fine ore bin;

•	the crushing circuit is rated to handle 1,500 tons per day of material;

•
the grinding and flotation circuit is rated at 1,000 tons per day (feed from the fine ore bin is conveyed to a ten by 14 Dominion ball mill and then to the flotation circuit in which separate lead and zinc concentrates are lifted);

•	two PF19 Larox filters are installed to dewater the concentrates and two conventional thickener tanks are installed for dewatering the tails in preparation for a tailings backfill circuit; and

•	load-out conveyor facilities are completed for loading the concentrates onto trucks.

Figure 7.10 - The Processing Plant Complex, including the Covered Mill Feed
Conveyor (to the left of the plant complex) that extends from the Mill Feed
Tipping Point Located Adjacent to the 870 metre Level Portal (a tracked underground mine locomotive with two coupled cars can be seen in the foreground)

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Figure 7.11 – A General View of the Interior of the Prairie Creek Processing Plant

On Mine closure in 1982 the processing plant was approximately 90 percent complete and it has never been used.  As such, it is reasonable to expect that the existing electrical wiring, switches and process instrumentation in particular require updating and/or renewal to meet current standards and/or process monitoring needs.  Observations made during MineFill’s May 2007 site visit support this view.  The general condition of the existing equipment is, however, good, insofar as it appears to have been well looked after and well maintained.  As such, the existing processing plant may reasonably be construed to be a significant capital asset that will require the expenditure of modest capital amounts only to become fully operational, compared with the option of purchasing a new processing plant.  It is emphasized in this regard that the existing equipment is suitable for planned metallurgical processes described in Section 18, albeit that various upgrades and additional equipment will be required, the full scope and need for which have yet to be defined.  The Company has verbally reported to MineFill that it is currently undertaking an assessment of rehabilitation and upgrade requirements for the processing plant, the outcome of which will form part of the capital cost estimates required of and for the Company’s planned pre-feasibility study.

7.6	Underground Development

Main Zone underground development was carried between the 1970s and the early 1980s, initially for purposes of exploration and later for purposes of facilitating production at the planned rate of 1,000 tons per day.  The Company has since completed some additional Main Zone development, to facilitate Phase I underground resource definition drilling (Sub-Section 12.2).  Further Main Zone development is planned for completion during 2007, to facilitate Phase II of the Company’s on-going, Main Zone underground drilling program.  Initial Zone 7 and Zone 8 underground exploration development was completed in the late 1960s.

As earlier outlined, Main Zone mineralization is the primary target for underground mining - the Main zone area is adjacent to the processing plant and it contains the most extensive underground workings.  It is presently accessed by three levels that are referenced to metres above mean sea level and which are known as 970 mL, 930 mL and 870 mL (Figure 7.12). The level portals have been located by surveying from base stations within the Mine Site; underground surveys were completed by Cadillac Explorations Limited (“Cadillac”) prior to 1982.  In October 2006, the Company contracted MacElhanney Associates to check-survey 870 mL and the level portals, using a total station to tie into known surface stations.  Minor (less than one metre) discrepancies were found between Cadillac’s and MacElhanney’s survey results.  The Zone 7 and Zone 8 portals are blocked and have not recently been re-surveyed.

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LOOKING WEST
MINE SITE
EXPLORATION DECLINE
ROAD RIVER FORMATION
WHITTAKER FORMATION
STRATABOUND MASSIVE SULPHIDE RESOURCE
AREA OF PROPOSED UNDERGROUND DRILLING

SCALE: 0 25 50 100 150 200 metres

Drillhole Intercept of stratabound massive sulphides

Drillhole Intercept of quartz/sulphide vein

Date:	November 2006
Scale:	As Shown
File Name:	PDR Fig 2-5.dwg
Revised:	
Figure:	

PRAIRIE CREEK MINE

FIG 2-5: MAIN ZONE LONGITUDINAL SECTION

Figure 7.12 – A Main Zone Longitudinal Section Showing the Existing Mine Development

7.6.1	970 Metre Level

This level contains 220 metres of footwall drift with six crosscuts at 30 metre intervals.  Access to the level is limited because at the time of writing (September 2007) it had not been rehabilitated.  970 mL is not connected to either 930 mL or 870 mL.

7.6.2	930 Metre Level

930 mL consists of 940 metres of trackless footwall haulage drift with 32 crosscuts at ten metre centers.  There are 630 metres of vein drifting and 480 metres of other development.  A number of shrinkage stopes with active drawpoints were developed in the early 1980s that allow production at a rate of about 500 tons per day using trackless methods.  Approximately 40,000 tons of vein material was mined from 930 mL in 1981/82, which material is currently stockpiled next to the processing plant.

A small amount of underground drilling was completed on 930 mL in the early 1980s.  At the time of Mine closure in 1982, preparations were underway to create a small backfill plant on 930 mL, but this work remains uncompleted.  Limited workshop storage facilities were, however,

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 completed and a mine air heater was installed, which heater was indirectly fired by propane. Limited services were available and concrete pads for substations were installed.

MineFill visited 930 mL during its May 2007 site visit.  Conditions were observed in general to be excellent, with little or no evidence of falls-of-ground in or general deterioration of the developed excavations.  In preparation for the 2006/07 underground development and drilling activities (Sub-Section 12.3) new support was installed at the portal entrance, some timbers were stripped-out, rock bolts were installed where required and a 75 horse power ventilation fan was installed at the portal.  The fan forces air down a manway to 870 mL where a new decline has been excavated by the Company (Sub-Section 7.5.4).

7.6.3	870 Metre Level

The portal for the 870 mL is adjacent to the mill feed conveyor (Figures 7.13 and 7.14); 870 mL itself contains approximately 610 metres of tracked footwall haulage drift, 380 metres of vein drifting and approximately 150 metres of other development.  The footwall drift is tracked to ore and waste tipping points (Figure 7.15) adjacent to the processing plant; the ore tipping point reports to an overhead conveyor designed to deliver run-of-mine material to the processing plant.

Figure 7.13 – The 870 Metre Level Portal and a Single Boom Drilling Jumbo

Figure 7.14 – A General View of the 870 Metre Level Portal Area (the processing plant is to the right and the administration block and other mine buildings are in the foreground)

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Figure 7.15 – The Waste Tipping Point at the 870 Metre Level Portal
(the material being dumped is from the 870-07 decline development described below)

In the early 1980s a number of shrinkage stopes were developed on 870 mL, as well as two manways (including a service raise) and two orepasses that connect 870 mL to 930 mL.  A small ramp was developed at the end of the haulage drift, which provides access to a 50 ton capacity ore bin for loading rail cars.  A sump system was also developed, which was excavated to act as a settlement pond and water treatment site (the latter was in part installed to improve process water quality that the results of metallurgical testing [Section 18] showed to influence metal recoveries to concentrate).  Services (air, water and power) were brought into the Mine, from the processing plant, on 870 mL, from where they were distributed to 930 mL, via the developed raises.

The Company completed limited rehabilitation of 870 mL in 2004 and 2005, including timber stripping, rock bolting, installation of electrical facilities, completion of a refuge station and track extension.  MineFill visited 870 mL during its May 2007 site visit.  Conditions were observed in general to be excellent, with little or no evidence of falls-of-ground or general deterioration of the developed excavations.

7.6.4	Decline Development

A new crosscut (870-07) was developed in 2006, at the end of the existing 870 mL workings, about 1,000 metres from the 870 mL portal.  Its purpose was to enable internal access to the planned collar position of a new decline from which underground drilling was to take place in 2006 and 2007, with the objective of firming-up the 1998 Main Zone mineral resource described in Sub-Section 8.3 (see the Company’s news release dated October 24, 2006).  During 2006, the 3.2 metre by 3.2 metre decline was driven at minus 15 percent grade for 70 metres into the hangingwall, from were it was turned north to parallel the strike of the vein.  It was driven a further 280 metres from the turning point, along which distance six drilling stations were established at 50 metre centers (from section line 50,600N to 50,850N, inclusive).  This so-called Phase I development was completed in December 2006 (see the Company’s news release dated January 09, 2007); the stop-point was immediately beyond the 50,900N section line.  Procon Mining and Tunnelling Limited of Burnaby, B.C. (“Procon”), was contracted by the Company to undertake the development work.

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Phase II of the planned development is scheduled for completion in 2007.  It comprises an additional 250 metres of decline development that will allow five more drilling stations to be established at 50 metre centers (from section line 50,900N to 51,100N, inclusive).  At the time of writing (September 2007), underground ventilation, electrical facilities, ground support and equipment had been upgraded and decline development had recommenced.

7.6.5	Zone 7 and 8 Development

Zones 7 and 8 were explored by underground drifting during 1969: 280 metres of drift were developed on Zone 7 and 240 metres of drift were developed on Zone 8.  Both drifts are about 330 metres below the surface vein showings.  The drift portals have since been filled in; they need to be reopened to allow the underground workings to be examined.

7.7	Production Equipment

The single boom drilling jumbo shown on Figure 7.13, as well as two scoop trams, had to be airlifted into site to complete the recent underground development.  The locomotive and mine cars shown on Figure 7.15 and a variety of key mining and surface equipment already existed at the Mine, including an earth moving excavator, various dozers and rippers (Figure 7.16, which shows the equipment park located near to the 870 mL portal); scoop trams/Load-Haul-Dump units (for example, Figure 7.17), articulated trucks (for example, Figure 7.18, which also shows the Mine’s front-end loader) a haulage lorry and various service trucks.

Figure 7.16 – The Mine Site Surface Equipment Park where
Various Earthmoving Equipment is Kept

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Figure 7.17 – An Underground Scoop Tram, Prairie Creek Mine

Figure 7.18 – An Articulated Truck and Front-End Loader, Prairie Creek Mine

7.8	Tailings Impoundment

The (unused) tailings impoundment was designed by Golder Associates and was constructed in 1982 in conjunction with the surface construction and mine development activities earlier outlined.  A total of nine alternative locations were evaluated prior to recommending the current location adjacent to Prairie Creek (Figures 6.2 and 6.4).

The tailings impoundment design was originally approved by, and formed integral part of, Water License N3L3-0932 issued by the NWT Water Board in 1982, which authorized the use of water and the disposal of waste associated with mining and milling operations at the Mine.  As earlier outlined (Sub-Section 6.5.6), tailings disposal in the established impoundment forms part of a new Type A Water License, the application for which is about (September 2007) to enter regulatory process (as earlier noted [Sub-Section 6.6.6], at the time of writing [September 2007] the PDA was being reviewed by and discussed with various government bodies and regulatory agencies).

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7.8.1	Capacity and Use

The design capacity of the impoundment was set as 1.5 million tons, which was deemed to be sufficient for seven to eight years of production at 1,000 tons per day mill throughput. Current mine planning incorporates maximum tailings disposal underground through the operation of a backfill plant.  This will limit the use of the tailings impoundment and reduce its primary role to that of a temporary tailings dump and process water settling pond, thereby greatly increasing it useable life and reducing its long-term, post-reclamation monitoring issues.

A preliminary study carried out by the Company suggests that all the tailings generated in the processing plant could be disposed of underground, along with the majority of the “float” generated from dense medium separation of the run-of-mine ore stream (Section 18).  A preliminary design of a modified tailings dam layouts, incorporating new concrete pads for temporary tailings disposal and a new dyke separating a settling pond area from a tailings handling area, is also being compiled.  It is anticipated that detailed designs and layouts, centered on detailed production schedules and stoping method designs, will form part of the Company’s planned project feasibility study.

7.8.2	Condition

Shortly after construction, the interior slopes of the embankments and the back-slope of the impoundment area experienced minor instabilities and a degree of sloughing (source: the Company’s January 2001 feasibility study report).  The Company has verbally reported to MineFill that the embankments and back-slope have since remained stable and essentially unchanged.  The downstream embankment adjacent to Prairie Creek is heavily armoured and designed to withstand the probable maximum flood.  Observations made during MineFill’s May and September 2007 site visits suggest that the existing liner needs to be replaced and that the dam floor requires re-grading over parts of its surface area.

BGC Engineering undertook a field assessment of the impoundment in 1994/95 and in 2000 was requested to provide follow-up recommendations and a cost estimate for measures required to re-commission the impoundment for use in support of future operations.  BGC Engineering at the time assessed that the most likely case for re-commissioning is based on adopting the current slope configurations at an estimated rehabilitation cost of C$0.75 million (2000 money).  The worst case scenario, based on the application of what was deemed (by the Company) to be very conservative design assumptions, involves reconfiguring the upstream and downstream slopes, at an estimated rehabilitation cost of C$1.23 million (2000 money).  Both estimates include provision for further re-engineering, geotechnical evaluations to confirm the design assumptions.  It is anticipated that that detailed rehabilitation requirements and cost estimates will form part of the Company’s planned project feasibility study.

7.9	Utilities

Electrical power on-site is provided by diesel powered generators.  Potable water has in the past been extracted from fresh water wells.  A sewerage treatment plant exists on-site.  The Company

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 has verbally reported to MineFill that it is currently (September 2007) in the process of an engineering review of the existing sewerage facility, with the objective of assessing re-establishment requirements and costs.

As earlier noted, processing water was in the past available from the Prairie Creek Valley aquifer, at a maximum rate of 1,150 cubic metres per day (420,000 cubic metres a year), as allowed by the Mine’s Water License N3L3-0932 that was issued by the Department of Indian Affairs and Northern Development on July 01, 1982 (Sub-Section 6.6.1).  The original License expired; future water extraction from the Prairie Creek Valley aquifer will be covered by a Class A Water License, the application for which will shortly (September 2007) be in the regulatory process, as earlier outlined.

7.10	Local Resources

The hamlet of Nahanni Butte is the closest settlement to the Mine Site (90 kilometres by air).  It has an airstrip, but it is remote and can offer only a limited labor force.  Fort Liard and Fort Simpson are the next closest NWT communities, which communities can provide moderate support services such as labor, catering services, some heavy equipment and supplies.  Fort Nelson, B.C. (240 kilometres south of mine site) is located adjacent to both a railhead and the Alaska Highway and it is able to provide most of the support needed for the Company’s current Mine development programs.

7.11	Socio-Economic Impact

In 1998, the Company and the Nahanni Butte Dene Band successfully negotiated and executed the Prairie Creek Development Co-operation Agreement (the “Agreement”).  The overall intent of the Agreement was to establish and maintain a positive and co-operative working relationship between the Company and the Nahanni Butte community in respect of the further development and operation of the Mine, while at the same time supporting an economically viable and environmentally sound operation and maximizing economic opportunity and benefits to the Nahanni Butte Dene Band and other Deh Cho First Nations.  The Agreement foresaw the many benefits that could accrue to the Nahanni Butte Dene Band and other Deh Cho First Nations, in conjunction with all-weather road and Mine development, and it made provision for maximizing opportunities to realize these benefits.  To this end, the Agreement provided employment and contracting opportunities as well as equity participation for the Nahanni Butte Dene Band and other Deh Cho First Nations.  The reaching of this Agreement was endorsed by a Nahanni Butte Dene Band Council Resolution and was supported by the Deh Cho First Nations.

In the Agreement, the Nahanni Butte Dene Band proclaimed its support for the Mine and the establishment of the all-weather access road in recognition of the significant benefits to the Nahanni Butte Dene Band and other Deh Cho First Nations’ communities.  The Deh Cho First Nations undertook to assist the Company in procuring the Permits, Approvals and Licenses necessary to bring the Mine into production, as well as in securing grants, guarantees or other financial assistance from the Government of Canada towards the establishment of the planned all-weather access road (Section 7.2).  The Company has verbally reported to MineFill that the local First Nations communities now claim that the Agreement is null and void, for which reason the Company is currently (September 2007) pursuing an updated agreement with the Nahanni Butte Band.

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Opportunities will be created for employment, contracting and joint ventures beyond direct employment at the Mine, including such things as all-weather road construction and maintenance, ferry operation, concentrate haul, expediting and freight forwarding, personnel transport and fuel supply.  The Company has demonstrated to MineFill that it is committed to continuing to work closely with the Nahanni Butte Dene Band and other Deh Cho First Nations, not least to ensure that the First Nations’ communities have on-going input into the re-development of the Mine.

8	HISTORY

8.1	Activities and Ownership – 1928 to 1970

The original discovery of mineralization on the Property was made by a local trapper in 1928, at what is now known as the Zone 5 showing, which is a mineralized vein exposed in the bank of Prairie Creek.  Poole Field staked the first mineral claims and in 1958 a limited mapping program was undertaken by Fort Reliance Minerals Limited.  The claims lapsed in 1965, they were re-staked and subsequently conveyed to Cadillac in 1966.  Cadillac also acquired a 182,590 acre, regional Prospecting Permit.

Between 1966 and 1969, trenching was carried out on a number of mineralized zones, during which time underground exploration also commenced in Zones 7 and 8.   Cadillac’s Prospecting Permit expired in 1969 and 6,659 acres (210 claims) were selected by Cadillac and brought to lease.   The Property was optioned to Penarroya Canada Limited (“Penarroya”) in 1970 and the then-existing underground development was extended.  Surface drilling and preliminary metallurgical testing was also carried out.  Penarroya discontinued their work late in 1970, at which time Cadillac resumed full operation of the project.

8.2	Activities and Ownership – 1971 to 1991

In 1975, Noranda Exploration Company Limited optioned the southern portion of the Property, drilled eight holes and subsequently dropped its option in the same year.  Cadillac, however, continued to develop the Main Zone underground workings and in 1979 re-sampled the crosscuts.  A winter road from Camsell Bend to the Mine Site was used in the mid-1970s to transport equipment and supplies to the Mine Site.

An independent feasibility study was completed in 1980 for Cadillac by Kilborn Engineering Limited (“Kilborn”), the results of which prompted the decision to put the Mine (then called Cadillac Mine) into production.  In December 1980, Procan Exploration Company Limited (“Procan”, a company associated with Herbert and Bunker Hunt of Texas) agreed to provide financing for construction, mine development and working capital necessary to attain the planned production output of 1,000 tons per day.  Between 1980 and 1982, extensive mine development took place and Cadillac acquired a 1,200 ton per day mill and concentrator from Churchill Copper, which equipment was dismantled and transported to the Mine Site.   The mill and concentrator were erected and a new camp was established.

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Two more underground levels and extensive underground workings were subsequently developed; the winter road connecting the Mine to the newly established Liard highway was also constructed and over 700 loads of supplies were transported to site.  The Mine received a Class A Water License and Land Use Permit and was fully permitted for production in 1982 (Sub-Section 6.6).  Construction activities continued until May 1982 when they were suspended due to lack of financing.  It was at this time that the silver price collapsed, which forced Cadillac into bankruptcy (in May 1983), after a total of approximately C$64 million (1982 money) had been expended on the Property.  Thereafter, site maintenance and operations were taken over by Procan.

8.3	Ownership Post 1991

In 1991, Nanisivik Mines Limited (“Nanisivik”, an unaffiliated third party) acquired the Property through bankruptcy proceedings.  Pursuant to an August 23, 1991 Option Agreement, San Andreas (the Company’s predecessor – Section 6) acquired a 60 percent interest in the Property from Nanisivik.  Subsequently, pursuant to a March 29, 1993 Asset Purchase Agreement that superseded the 1991 Option Agreement, San Andreas acquired a 100 percent interest in the Property and a 60 percent interest in the plant and equipment, subject to a net smelter royalty of two percent in favor of Titan Pacific Resources Limited (“Titan”).  San Andreas Resources Corporation’s name was changed to Canadian Zinc Corporation in 1999.  In January 2004, the Company acquired all of Titan’s interest, including the two percent net smelter royalty, thereby securing a 100 percent interest in the Property.

8.4	Historical Resource Estimates to 1995

A number of historical mineral resource and reserve estimates have been compiled and reported for the Main Zone deposits (Table 8.1).  It is apparent from consideration of the various resource and reserve statements that they consistently reflect a high-grade, silver-copper-lead-zinc, vein-type deposit.  It should be noted in this regard that:

•
the historical resources and reserves summarized on Table 8.1 were estimated using different resource and reserve categories to those stated in the Canadian Institute of Mining and Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves, as adopted by the CIM Council on November 14, 2000 (CIMM 2000), and as such the various historical resource and reserve estimates are not NI 43-101 compliant; and

•
stratabound sulphide mineralization was not discovered until 1992 and as such, none of the mineral resource and reserve estimates that pre-date to 1992 consider stratabound mineralization as a mineral resource.

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Table 8.1
Summary of Historical Mineral Resource and Reserve Estimates,
Main Zone Mineralization, Prairie Creek Mine (NI 43-101 Non-Compliant)
Behre Dolbear & Company, 1970, for Pennarroya Canada: Estimated Reserves
Type	Category	Tons	Ag (oz/ton)	Cu (%)	Pb (%)	Zn (%)
Vein	Total	1,372,000	6.07	0.40	11.75	14.23

James & Buffam 1972: Estimated Reserves
Type	Category	Tonnes	Ag (oz/ton)	Cu (%)	Pb (%)	Zn (%)
Vein	Proven Drill Indicated	534,000 471,000	5.19 5.43	0.41 0.41	9.71 12.04	12.04 12.38
	Total	1,005,000	5.44	0.41	10.80	12.20

Kilborn Definitive Feasibility Study, September 29, 1980: Estimated Reserves
Type	Category	Tons	Ag (oz/ton)	Cu (%)	Pb (%)	Zn (%)
Vein	Total	1,629,000	5.54	0.43	11.16	12.17

Procan Exploration 1983: Estimated Reserves
Type	Category	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Vein	Total	1,069,057	220.40	-	13.01	13.34

Cominco Engineering 1993: Estimated Reserves
Type	Category	Tons	Ag (oz/ton)	Cu (%)	Pb (%)	Zn (%)
Vein Stratabound	Total Total	2,171,553 691,112	7.66 2.40	- -	15.73 8.07	16.36 16.37
	Overall Total	2,862,665	6.39	-	13.88	16.36

Simons Mining Group, January 1995: In situ Geological Resources
Type	Category	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Vein Stockwork Stratabound	Total Total Total	4,019,280 719,990 1,144,530	218.23 122.85 73.13	0.42 0.27 0.02	14.29 8.20 7.08	12.02 17.44 12.95
	Overall Total	5,883,800	178.27	0.33	12.14	12.86

8.4.1	Kilborn Engineering Limited

As earlier noted, Kilborn completed a feasibility study for the Mine in September 1980, the results of which prompted the raising of finance to allow underground production of Main Quartz Vein material at a rate of 1,000 tons per day.  Kilborn’s ore reserve estimate was based on channel sampling in the three levels of underground workings earlier outlined, as well as approximately 43 other data points.  The reserve estimate included 15 percent dilution at zero grade; the estimated reserves (NI 43-101 non-compliant) totalled 1,629,000 tons grading 5.54 oz/ton Ag, 0.43% Cu, 11.16% Pb and 12.17% Zn.

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8.4.2	Procan Exploration Company Limited

In 1983, Procan completed additional underground sampling programs, which data was subsequently incorporated into Procan’s reserve estimate.  Procan also completed the only known Zone 7/8 mineral reserve estimate (Table 8.2), which too was based on underground channel sampling.  The methodology, assumptions and discount factors applied by Procan are unknown.  Copper grades were not reported; the results of recent drilling (Section 13) have established that in Zone 8 they are generally low (0.06 to 0.36 percent).

Table 8.2
Summary of Historical Mineral Reserve Estimates, Zones 7 and
8 Mineralization, Prairie Creek Mine (NI 43-101 Non-Compliant)
Type	Category	Tonnes	Ag (g/tonne)	Pb (%)	Zn (%)
Zone 7 Vein	Total	100,341	180.40	12.50	9.67
Zone 8 Vein	Total	226,081	182.40	12.33	13.50

8.4.3	Cominco Engineering and Services Limited

The 1993 reserve estimate by Cominco Engineering and Services Limited of Vancouver, B.C. (“Cominco”), included additional surface diamond drilling completed by the Company to intersect Main Zone mineralization below the existing underground workings.  The results (NI 43-101 non-compliant), hence the reserve estimate, included the initial drill intercepts of the then newly defined stratabound sulphide mineralization described in Section 11.

8.4.4	Simons Mining Group

Step-out drillholes on the Main Zone were completed by the Company during the 1993/94 exploration campaigns (Sub-Section 12.2), which data was incorporated in the 1995 in-situ mineral resource estimation by Simons Mining Group.  Overall, the Main Quartz Vein resource was projected at depth and for approximately 1.2 kilometres along strike, beneath the existing underground workings.  The estimate was based on some 40 diamond drillholes, as well as previous data.  The estimate included data for stratabound sulphide mineralization that had been intersected since Cominco’s 1993 reserve estimate was compiled, as well as for the then newly defined stockwork mineralization described in Section 11.

8.5	1998 Mineral Resource Estimates

In January 1998, Main Zone resource estimates were compiled by MRDI Canada (“MRDI”), a division of H.A. Simons Limited (Table 8.3).  The estimates included Main Quartz Vein, stratabound and stockwork mineralization.  A summary of MRDI’s report is contained as an appendix to the Company’s January 2001 scoping study, which has been filed on SEDAR and is available under the title Technical Reports filed on April 24, 2001.

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NI 43-101 was not in place at the time of MRDI’s resource estimate that was instead prepared in accordance with the JORC Australasian Code.  In the opinion of the author of this Technical Report, MRDI’s January 1998 resource estimate is not NI 43-101 compliant.

Table 8.3
Summary of MRDI’s January 1998 Mineral Resource Estimate for Main Zone
Mineralization, Prairie Creek Mine (NI 43-101 Non-Compliant)
Mineralization Type	Category	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Vein	Measured Indicated Inferred	542,000 1,434,000 7,412,000	197.0 190.0 174.0	0.4 0.4 0.4	13.0 12.8 11.0	12.5 11.2 12.7
Stockwork	Measured Indicated Inferred	79,000 228,000 742,000	294.0 134.0 145.0	0.7 0.4 0.4	15.0 5.6 5.0	31.1 14.5 14.6
Stratabound	Measured Indicated Inferred	500,000 785,000 124,000	51.0 59.0 26.0	- - -	5.4 5.1 2.7	10.5 10.6 7.9
Total	Measured	1,121,000	138	0.3	9.8	12.9
Total	Indicated	2,447,000	142	0.3	9.7	11.3
Total	Measured + Indicated	3,568,000	141.5	0.3	9.7	11.8
Total	Inferred	8,278,000	169	0.4	10.3	12.8

8.5.1	Database

MRDI’s estimates reflect the impact of step-out surface exploration drilling at depth and along strike of the area containing the 1995, Main Zone mineral resources estimated by Simons Mining Group.  The information used in MRDI’s resource estimate was derived from the Company’s database of diamond drillhole results and a number of the more clearly defined drillhole logs compiled by previous operators (a combined total of 89 drillholes), as well as channel sampling from underground development (926 samples).  MRDI staff visited the Mine Site and agreed that the data and interpreted model fairly represented the Prairie Creek deposit, as it was defined at the time.

The database incorporated 1,529 Main Quartz Vein sample assays (both underground channel samples and diamond drillhole samples), 39 stockwork sample assays (both underground channel samples and diamond drillhole samples) and 282 sample assays (drillhole samples only) from stratabound mineralization.  The silver grades were cut to 600 grams per tonne, which affected a total of three anomalously high, Main Quartz Vein silver composites.

8.5.2	Methodology

One metre composites were created from the assay data honoring the geological zone codes provided in the dataset.  Classical statistics were gathered for silver, copper, lead and zinc, as well as for each of the three mineralized zones considered in analysis (Main Quartz Vein, stockwork and stratabound).

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A three-dimensional block model was developed; a block size of ten metres (easting) by 30 metres (northing) by 30 metres (elevation) was used, which block size approximated to the ‘stoping size without over-extending the data’ (MRDI, January 1998).  Inverse distance weighting with a power of three was used for all three mineralized zones; grades were interpolated for silver, copper, lead and zinc.

A primary search distance of 300 metres was used to enable filling of all the blocks in the down-plunge extension of the Main Quartz Vein.  The search direction was orientated along a major axis of 357 degrees and a dip of 65 degrees east (i.e. to conform to the average strike and dip of the vein).  The search was horizontal between sections 1,055N and 1,825N and plunging at 15 degrees north from sections 1,825N to 3,155N.

Coded composites from the same zone as the block being estimated were selected for block estimation.  The minimum length composite selected for grade interpolation was 0.3 metres.  The minimum number of composites used for the interpolation was one and the maximum was ten.  The maximum number of composites per hole was limited to three, to thereby provide a more uniform grade interpolation.  The resource grades include all intercepts in a specific area and had no blocks removed by cut-off grade, which is appropriate for the type of massive sulphide, selective mineralization considered in analysis.

8.5.3	Specific Gravity Data

Specific gravity (“SG”) laboratory measurements were provided for 231 Main Quartz Vein and 22 stratabound samples.  No SG data for stockwork samples appears to have been available - it seems likely that MRDI instead assumed the values provided by the selected numerical function for Main Quartz Vein material, as defined by regression analysis.

MRDI’s regression analysis was based on lead and/or zinc and/or iron assay grades from which the numerical functions summarized on Table 8.4 were defined.  The numerical functions were used to estimate SGs for the 1,298 Main Quartz Vein, 39 stockwork and 260 stratabound samples for which laboratory determined values were not available.  The estimated values were then ‘verified by comparing the measured specific gravity (data) with the estimated specific gravity (data, for the same data points)’, using graphical methods.

Table 8.4
Summary of Numerical Functions Used by MRDI to Estimate Specific Gravities for Main Zone Mineralized Material, January 1998 (NI 43-101 Non-Compliant Resource Estimate)
Main Zone Material	Numerical Function	R2
Main Quartz Vein	SG = 2.935 + (0.0251 % Zn grade) SG = 2.8857 + (0.0382 % Pb grade) SG = 2.6263 + (0.0338 % Pb) + (0.0205 % Zn grade) SG = 2.6466 + (0.0339 % Pb grade) + (0.02 % Zn grade) – (0.02 % Fe grade)	0.440 0.648 0.936 0.937
Stratabound	SG = 2.8712 – (0.0293 % Pb grade) + (0.0711 % Zn grade) SG = 2.5154 + (0.0322 % Zn grade) + (0.0370 % Fe grade) SG = 2.5455 – (0.0511 % Pb grade) + (0.0488 % Zn grade) – (0.0405 % Fe grade)	0.353 0.571 0.606

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MRDI concluded that in the case of Main Quartz Vein material ‘predicting specific gravity with the Pb and Zn regression function explains 93.6 (percent) of the variation in the specific gravity data.’ and that ‘Adding Fe (that is contained primarily in pyrite – Sub-Section 11.1) does not add any real predictive power.’  MineFill concurs with this finding and accepts that an R-squared value of 0.936 is sufficiently large to justify the application of MRDI’s lead plus zinc numerical function for estimating SGs of Main Quartz Vein material.  This may be confirmed as a reasonable assumption through comparison of the estimated and laboratory results for those assay results for which both data sources exist.  However, doubt may be cast on the validity of MRDI’s lead plus zinc minus iron numerical function (R-squared = 0.937) because it suggests that in the absence of any lead or zinc, the SG of Main Quartz Vein material reduces to ever-smaller values below 2.6466, as the amount of iron (hence pyrite) increases.  It is emphasized in this regard that the average SG of pyrite approximates to 5.0 and that the average SG of Main Quartz Vein material that does not contain sulphide mineralization may reasonably be assumed to approximate to 2.75.

An increased level of uncertainty may reasonably be applied to the numerical functions for stratabound material, for the same reasons as outlined for the lead plus zinc minus iron numerical function for Main Quartz Vein material, but with the exception of the stratabound zinc plus iron function (in which regard it is emphasized that the average SG of sphalerite [the source of the zinc content] approximates to 4.1 and that of galena [the source of the lead content] to 7.5).  The R-squared values are also very low, which in combination with the dubious numerical functions renders any tonnage estimate based on MRDI’s numerical functions for stratabound material at best open to question and doubt.

MRDI states as regards the numerical functions used for purposes of estimating SGs for stratabound material that:

‘The regression function is used rather than just the mean even though the R-squared value for these regression functions is not that high (sic).  A rule of thumb suggests that the R-squared value should be greater than 0.75 to utilize the associated regression function.  Estimating with the regression function for Pb and Zn removes enough uncertainty to utilize the regression function for Pb and Zn.’

8.5.4	Resource Classification

MRDI classified the mineral resources into Measured, Indicated and Inferred categories, based on a level of confidence defined by the JORC Australasian Code:

•
for Measured resources, continuity must be demonstrated so the classification scheme was designed to identify only those resources in proximity to underground workings or with multiple drillhole intersections within less than the variogram range (Measured resources were classified based on a minimum of two composites from two different holes or channel samples being used to interpolate a block, one composite being within 15 metres of the block center and the second composite being within 30 metres of the block center);

•	Indicated resources may be declared when continuity of metal content can be inferred, so the classification scheme was developed to reflect multiple drillhole intersections of the vein or

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massive sulphide within the range of inferred continuity (Indicated resources were classified based on a minimum of two composites from two different holes or channel samples being used to interpolate a block and the range of the variogram – since the calculated ranges for grade times thickness variograms for lead and zinc were at least 50 metres, it was assumed that the continuity of the metal content could be inferred to this distance); and

•
Inferred resources were classified as the remainder of the geological resource that could not be classified as either Measured or Indicated, over an area of influence limited to 300 metres from center of Zone 3 Main Quartz Vein.

Although the Measured, Indicated and Inferred mineral resources in the JORC, Australasian Code may reasonably be construed as substantially equivalent to the Measured, Indicated and Inferred categories mineral resources defined in the CIMM (2000) standards, as incorporated in NI 43-101.  However:

•	for the reasons earlier outlined, doubt may reasonably be cast on MRDI’s estimate of mineral resource tonnes for stratabound material; and

•
the reader should note that the 1998 resource estimation was preliminary in nature and that it includes Inferred mineral resources that are considered to be geologically speculative – there was and is no guarantee that the Inferred resources would ever be upgraded to either the Measured or Indicated categories.

9	GEOLOGICAL SETTING

9.1	Regional Geology

The 1987 Geological Survey of Canada Memoir 412 by Morrow and Cook provides probably the best description of the regional geological setting of the Property.  Morrow and Cook describe the stratigraphy that accumulated during Siluro-Devonian time and formed in a paleo-basin adjacent to the ancient North American Platformal sediments.  The east-dipping Tundra Thrust (that is located on the Property) and, 30 kilometres to the west, the west-dipping Arnica Thrust, define the present margins of the Prairie Creek paleo-basin in which accumulated a thick Devonian sequence of sediments, including the Cadillac and Funeral Formations.

Units within the Prairie Creek paleo-basin underwent structural deformation in the form of folds and faults during regional Laramide deformation.  The prevalent regional structural trend is approximately north-south; the Prairie Creek paleo-basin is broken into a series of north-south trending, five to 20 kilometre wide fault blocks.

9.2	Property Geology

Canadian Zinc’s existing mineral claims and leases overly two major fault blocks of sediments: the Prairie Creek Block and western Gate Block (Figure 9.1).  The north-eastern part of the Property also includes some of the marginal platformal sequence of rocks that are relatively

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Figure 9.1 – A Property Geology Plan

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undeformed by the faulting and folding that is apparent within the Prairie Creek paleo-basin sequence.  The focus of exploration and development has been within the Prairie Creek Block that hosts the Main Zone mineralization considered within the scope of the resource estimates presented in this Technical Report.

9.2.1	Marginal Platform

The northern part of the Company’s claims, from Lease 3313 south to the Way 2 mineral claim, straddles the Tundra Thrust, which separates the Prairie Creek paleo-basin sequence to the west from the platformal series of sedimentary formations to the east.  The platformal sediments are relatively undeformed and comprise a stratigraphic sequence starting with the Road River Formation that is overlain by the Root River, Camsell and Sombre Formations (listed from oldest to youngest).  Mississippi Valley-type mineralization is hosted in biohermal reefs of the Root River Formation, or facies equivalent.

In the southern part of the Company’s claims a reverse fault continuation of the Tundra Thrust separates the Prairie Creek Block from the marginal platform, approximately two kilometres east of the Mine Site.  The Platformal sequence in this area is dominated by a thick assemblage of Sombre Formation dolomites.

9.2.2	Prairie Creek Block

Overall, the southern part of the Property is outlined by a one to two kilometre wide, doubly plunging antiform with a north-south trending fold axis that is referred to as the Prairie Creek Block.  It is bordered to the west by the so-called Gate Fault and to the east by the Tundra Thrust.  It is underlain by a conformable sedimentary sequence including the Lower Ordovician Whittaker Formation dolomites, Silurian Road River Formation shales and the thinly bedded, limy shales of the Cadillac Formation.  Lower to Middle Devonian Arnica and Funeral Formation dolomites and limestone overlie this assemblage on the northern part of the Property.

Structurally, the longitudinal arch of the antiform occurs approximately five kilometres south of the Mine Site.  A local fault, referred to as the Prairie Creek fault, offsets the eastern flank of the antiformal fold and juxtaposes Cadillac stratigraphy against the Road River Formation.  Erosion of the antiformal structure has resulted in windows of older Road River shales, cored by the Whittaker Formation dolomites.  The antiform plunges at about 15 degrees to the north, so the geological units young in age to the north, which is also the case underground.

9.2.3	Gate Mineral Claims

The six contiguous Gate claims (that together define what is termed the Gate Block) are located to the west of the main mining leases and overlie similar type rock assemblages to those found on the Prairie Creek Block.  Grassroots exploration was completed on this ground to test for mineralization similar to that found in the Prairie Creek Block.

The geological formations of the Whittaker and Road River Formations are known to occur within the Gate Block, as relatively flat-lying to gently dipping units.  Compared to the Prairie Creek Block, there is much more exposure of the prospective Whittaker Formation in the Gate Block.

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9.3	Main Zone Geology

The Mine Site is situated on the western flank of the Prairie Creek antiform (Figure 9.2), adjacent to the historic mineral resource that was previously referred to as Zones 1, 2 and 3 but was later redefined as Zone 3 and then the Main Zone.  As earlier outlined, it is Main Zone mineralization that was and is the focus for Mine development and exploitation.

Figure 9.2 – A Main Zone Geology Plan (refer to Table 9.1 for legend)

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The three levels of available underground development (Sub-Section 7.6) assist in identifying the detail of Main Zone geology:

•	870 mL is collared in the Ordovician, Upper Whittaker Formation, which is the oldest geological formation in the Main Zone area and which forms the core of the Prairie Creek antiform (Figure 9.3);

•	the Whittaker Formation is in turn overlain by a large exposure of the carbon-rich graphitic shales/dolomites of the Road River Formation;

•	the iron-bearing, hence brown/orange weathered, Cadillac Formation shales overly the Road River Formation and are located immediately adjacent to the Mine Site; and

•
the bluff-forming rocks immediately to the west of the Mine Site are formed by the cherty Arnica Formation which overlie the Cadillac Formation and form the more resistant hilltops in the immediate vicinity of the Mine Site.

Figure 9.3 - A Typical Main Zone Geology Section (Section 50,325N) Showing the Developed Vein- and Stratabound-Type Mineralized Occurrences (refer to Table 9.1 for legend)

The bulk of diamond drilling carried out to date (September 2007) on the Property has been concentrated within the Lower Road River Formation and Upper Whittaker Formation.  It is as a result of this work that the Upper Whittaker has confidently been sub-divided into seven lithological sub-units (Table 9.1).  The seven sub-units are referenced with the prefix OSW3, denoting Whittaker Formation, and by a number hence, from top to bottom, the Inter-bedded Chert-Dolomite (OSW3-7), Upper Spar (OSW3-6), Upper Chert Nodular Dolomite (OSW3-5), Lower Spar (OSW3-4), Lower Chert Nodular Dolomite (OSW3-3), Mottled Dolomite (OSW3-2) and Massive Dolomite (OSW3-1).  The thickness of individual units varies in sometimes broad ranges because the contacts are generally gradational.

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The assumed geological formation underlying the Whittaker Formation - the so-called Sunblood Formation - has not been intersected by any holes drilled on the Property.  The deepest hole that has thus far been drilled penetrated what is thought to be a Mid-Whittaker gritty dolomite unit.

Table 9.1
A Summary of the Prairie Creek Stratigraphy
Formation	Code	Thickness (m)	Description
Arnica	ImDAb	200 to 250	Finely crystalline black nodular and banded cherty dolomite and limestone with white quartz-carbonate crackle veining.
Cadillac	SDC	300 to 350	Grey, thinly banded siltstone/shale with minor debris flow.
Road River	SDR	230 to 280	Mid-dark grey graphitic argillaceous bioclastic dolomite (graptolites common, occasional crinoids and brachiopods). Marker horizon near base – possible debris flow.
Upper Whittaker	OSW3-7	50 to 55
Interbedded chert-dolomite unit.  Well-bedded, black to mid-grey cherts interbedded with dolomite.  Chert content decreases with depth.  Algal mat-type structures and possible dolomitized anhydrite towards base.

	OSW3-6	11 to 25	Upper Spar unit. Massive bioclastic, mid-grey, fine grained dolomite with white spar-filled cavities. Bioclastic material is fine grained and comminuted (crinoids, brachiopods)
	OSW3-5	55 to 100	Upper chert nodule-dolomite unit. Massive to poorly bedded weakly bioclastic, fine- to medium- grained dolomite. Mid-grey to black chert nodules.
	OSW3-4	9 to 24	Lower Spar unit (similar to the Upper Spar unit).
	OSW3-3	40 to 60	Lower Chert Nodule-dolomite unit (similar to Upper chert-nodule dolomite unit).
	OSW3-2	20 to 30	Mottled dolomite unit. Fine grained dolomite with spheroidal mottled texture and chert. Unit is host to SD-1, SD-2 stratiform sulphide deposits. Disseminated fine-grained pyrite common.
	OSW3-1	20 to 30	Grey massive dolomite with minor chert nodules.
Middle Whittaker	MuOw2	40 to 50	Grey gritty dolomite with some sand size grit units with greenish, shaley partings.
Lower Whittaker	MuOw1	+50	Chert Nodule dolomite.

10	DEPOSIT TYPE

Three main styles of base metal mineralization have been identified on the Property:  hydrothermal quartz vein mineralization (sulphide with secondary oxide), stratabound sulphides and Mississippi Valley type sulphides (“MVT”).  Minor hydrothermal vein stockwork-type mineralization is locally developed in association with the Main Zone vein deposit.

According to Company information, a model along the lines of some of the Irish carbonate-hosted, lead-zinc deposits (e.g. Lisheen, Galmoy and Silvermines) may be the most appropriate analogy for the stratabound mineralization.    The style of MVT mineralization appears to be similar to some of the deposits mined at Pine Point, NWT.

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11	MINERALIZATION

Exploration has revealed many base metal mineral showings on the Property (Figure 11.1).  Historical exploration on the Property has led to referencing some of these surface mineral showings by numbers and some by name:

•	quartz vein mineralization occurs in a north-south trending, 16 kilometre long corridor in the southern portion of the Property where the occurrences are exposed on surface;

•	the mineralized vein showings are referred to as sequentially numbered Zones, some of which are known to contain sub-surface stratabound mineralization –

o
the subsurface area above the underground workings is referred to as Zone 3 (as earlier noted, Zones 1 and 2 were identified as separate showings but they are now incorporated into, and considered to be part of, Zone 3, which is now referred to as the Main Zone),

o	extending for about ten kilometres to the south of the Mine Site is a semi-continuous pattern of other vein exposures referred to as Zones 4 to 12, inclusive,

o	a further expression of vein mineralization, known as the Rico showing, is located approximately four kilometres to the north of the Main Zone; and

•
the MVT showings in northern section of the Property are developed over a distance of approximately ten kilometres.  They are referred to, from north to south, as the Samantha, Joe, Horse, Zulu, Zebra and Road showings.

Stockwork and stratabound mineralization is not exposed on surface/it has only been intersected in drillholes.  These mineralized bodies have not been individually named.

11.1	Vein Mineralization

Vein mineralization comprises massive to disseminated galena and sphalerite with lesser pyrite and tennantite-tetrahedrite in a quartz-carbonate-dolomite matrix.  Secondary oxidation is locally developed to variable levels of severity, yielding mainly cerussite (lead oxide) and smithsonite (zinc oxide); minor oxidation only of tetrahedrite-tennantite has been found.  Silver is present in solid solution with tennantite-tetrahedrite and to a lesser extent with galena.  Vein widths vary between less than 0.1 metre and more than five metres; overall averages indicate a horizontal thickness (i.e. not true thickness) of approximately 2.7 metres.

The most extensively developed vein is the Main Quartz Vein - underground development has proved 940 metres of strike length and diamond drilling to date (September 2007) has indicated its continuance for a further 1.2 kilometres.  The Main Quartz Vein trends approximately north-south and dips between the vertical and 40 degrees east (average = 65 degrees east).  It remains open to the north and is expected to continue for a further four kilometres to the south, evidence for which is the so-called Rico showing.  Diamond drilling to depth has indicated its transverse continuance, but little information is currently available below an elevation of 600 metres amsl (i.e. about 250 metres below the Mine Site elevation).

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Vein mineralization developed within the cherty dolomites of the Ordovician-Silurian, Upper Whittaker Formation (Figure 9.3) and shaley dolomites of the lower Road River Formation.  It apparently formed in axial plane of weakness within the Prairie Creek structural antiform:

Figure 11.1 – Prairie Creek Property Claims, Leases and Surface Mineralized Showings

•	it is thought that the more competent units of the Lower Road River and Whittaker Formations more readily formed tension features in which vein sulphide mineralization is hosted; and

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•	the rock type changes to a much more graphitic shale in the mid- and upper-parts of the Road River Formation, which units are less competent and provide a poor host for the vein-type formation.

For example, at the end of 930 mL the Main Quartz Vein can be seen to dissipate into the mid-Road River shales.  The vein does not appear to be well developed in either the upper shales of the Road River and Cadillac Formations.

Preliminary structural evidence suggests that the various mineralized vein showings might be structurally linked, as a series of en-echelon segments comprising a single, but nevertheless structurally complex, mineralized vein structure.  The presence of an en-echelon vein structure might go a long way to explaining the apparent off-sets between the various vein showings.

11.2	Stockwork Mineralization

Towards the end of 930 mL (at Crosscut 30) a series of narrow (average 0.5 metre wide), massive sphalerite-tennantite veins are developed at about 40 degrees to the average trend of the Main Quartz Vein.  This mineralization is referred to as the (vein) stockwork that is postulated to have developed in tensional openings formed by primary movement along the main vein structure.  Oxidation is not apparent; the sulphide mineral assemblages are reported by the Company to be similar to those outlined for Main Quartz Vein material.

11.3	Stratabound Mineralization

Stratabound mineralization was discovered by the Company in 1992, while surface drilling was being carried out to extend the then known Main Quartz Vein resources at depth.  So far, indications of stratabound mineralization have been found by drilling over a strike length of more than three kilometres; it has thus far been located by drillholes in the Main Zone, as well as in Zones 4, 5 and 6.

Oxidation is not apparent in stratabound mineralized material, the sulphide mineralization:

•
is generally fine-grained, banded to semi-massive and comprises massive fine-grained sphalerite, coarse-grained galena and disseminated to massive pyrite (silver is contained in solid solution within galena);

•	contains no tennantite-tetrahedrite and very little copper; and

•	contains only half as much galena as, but substantially more iron sulphide/pyrite than, typical vein material.

The majority of stratabound massive sulphides located thus far occur mainly within Mottled Dolomite unit of the Whittaker Formation (OSW3-7 – see Table 9.1), which the mineralization totally replaces without any significant alteration.  The stratabound sulphides are developed close to both the vein system and the axis of the Prairie Creek anticline; they cut across the vein structure and they are probably older than the vein deposits (Figure 9.3).  An apparent thickness

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of 28 metres of stratabound mineralization has been intersected in Main Zone drillholes where it occurs approximately 200 metres below 870 mL.

11.4	Mississippi Valley Type Mineralization

The MVT mineralization found on the Property is comprised of colliform rims of sphalerite, brassy pyrite-marcasite and minor galena, with or without later dolomite infilling.  The mineralization appears to occur discontinuously within coarse biohermal reefs of the Root River Formation, and always at approximately the same stratigraphic horizon.  It appears to be classic MVT mineralization, insofar as it occurs in open cavity-type settings.

12	EXPLORATION

Exploration on the Property to date (September 2007) has mainly been focused on Main Zone mineralization, with the secondary focus on Zone 7 and Zone 8 mineralization in particular.  As the known MVT showings occur in a more remote part of the Property and report somewhat lower grades than either vein or stratabound mineralization, they have not been the focus of any significant exploration to date.

12.1	Exploration Activity to 1991

Most of the exploration and development work prior to the Company’s involvement with the Project was focused on the Main Quartz Vein, in particular by means of the underground development: approximately 914 metres of the Main Quartz Vein was accessed on 930 mL; and about 488 metres of the Main Quartz Vein was accessed on 870 mL.

12.2	Post-1991 Exploration Activity

12.2.1	1992 Exploration

The Company started the 1992 exploration program with the objective of defining a mineable reserve by drilling the down-dip extension of the Main Zone Vein below the developed underground workings.  The highlight of the program was the discovery, by diamond drilling, of previously unknown stratabound mineralization, directly down-dip of the then defined Main Quartz Vein.

Stratabound mineralization was first intersected in drillhole PC-92-008 (“PC” for Prairie Creek, “92” for the year the hole was drilled and “008” for the sequential drillhole number, starting with “001” at the start of the 1992 exploration year).  The 28.40 metres of intersection length yielded average grades of 44.37 g/t Ag, 0.02% Cu, 5.29% Pb and 10.60% Zn.  Thereafter the focus of the 1992 exploration program was centered on extending the intersected stratabound deposit.

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12.2.2	1993 Exploration

The 1993 exploration program in resulted in a 67 percent increase in the size of the Main Zone stratabound deposit defined in 1992: drillholes PC-93-23, -24, -25, -27 and -35 extended the deposit to the southeast by approximately 150 metres.  The deposit remained open in two directions.

To test regionally for signs of the same kind of mineralization as the Main Zone stratabound deposit, ten holes were drilled along the approximately north-south mineralized structural trend for a distance of approximately 7.2 kilometres to the south.  The host horizon of the stratabound mineralization (the Mottled Dolomite unit of the Whittaker Formation [OSW3-7]) was encountered in every hole.  Strong evidence for another stratabound deposit was encountered in Zone 6/drillhole PC-93-41, approximately 2.2 kilometres south of the Main Zone, which could not subsequently be followed-up due to a seasonal lack of water.

Late in 1993, drillhole PC-93-50 in Zone 3 intersected vein mineralization 167 metres below the Main Zone underground workings, in the northern part of the zone (211.5 g/t Ag, 0.51% Cu, 14.48% Pb and 11.70% Zn over an intersection length of 17.60 metres).  This result indicated that the Main Quartz Vein is both present and strongly mineralized at depth, and it established a large block of untested, prospective ground within range of the Mine Site infrastructure, both below and to the north of the then existing underground workings.

The Rico showing, at the northern end of the main Prairie Creek vein trend, was trenched and a vertical mineralized vein was exposed that yielded assay grades of 242 g/t Ag, 35% Pb and 18% Zn.  Some additional mineralization was also found to the east of the Main Zone vein, which appeared to be structurally controlled by shallow dipping faults.

12.2.3	1994/95 Exploration

Exploration by diamond drilling continued in 1994 when a total of 13,276 metres was drilled in 37 holes.  The main focus was again on the Main Zone (8,731 metres), but Zones 5 and 6 were also drilled (2,148 metres).  A further 11,676 metres was drilled in 40 holes during 1995, of which 9,718 metres was completed in the Main Zone.

The main object of the drilling programs was to test for significant potential expansion of the previously defined Main Quartz Vein resource and to further explore for additional stratabound-type deposits.  Six step-out holes were, however, also drilled at 200 metre spacings to test for the vein extension to the north of the Main Zone.  All these drillholes intercepted vein structure and extended its known/drill-defined length to more than two kilometres.  Other drillholes intersected two additional zones of stratabound material within the Main Zone.

The first and thus far the only diamond drillholes were also completed on the vein mineralization at the Rico Zone (565 metres) and on the MVT Zebra showing (2,728 metres).

12.2.4	1997 Exploration
No exploration work was carried out in 1996.  In 1997 an underground exploration program was undertaken to complete sampling information on the two accessible underground levels:

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•
following some rehabilitation work on 870 mL and 930 mL, a series of 231 channel samples were collected from 294 metres of previously un-sampled underground drift development, over a weighted average true width of 1.78 metres;

•
ACME Analytical Laboratories Limited in Vancouver, B.C. (“Acme Labs”), assayed the samples for silver, copper, lead and zinc by acid digestion followed by ICP finish, the average reported grades were 329.9 g/t Ag, 0.77% Cu, 15.98% Pb and 17.22% Zn;

•	a number of the Acme Labs results were used to verify (and indeed confirmed) the results of chip sampling programs carried out by previous operators; and

•	a random selection of 20 of the Acme Labs results were check-assayed by ALS Chemex in North Vancouver, B.C. (“Chemex”) using acid digestion followed by an AA or ICP finish (Table 12.1).

Table 12.1
Summary of the 1997 Underground Channel sample Assay and Check Assay Results
Sample Number	Laboratory	Assay Results				% Difference
		Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag	Cu	Pb	Zn
81503	Acme Labs Chemex	173.8 161.8	0.30 0.31	14.82 14.90	15.98 15.50	-6.90	3.33	0.54	-3.00
81507	Acme Labs Chemex	378.8 348.0	0.78 0.76	18.54 17.80	6.52 5.99	-8.13	-2.56	-3.99	-8.13
81511	Acme Labs Chemex	12.5 10.6	0.04 0.05	0.59 0.68	10.84 10.60	-15.20	25.00	15.25	-2.21
81515	Acme Labs Chemex	164.5 155.7	0.38 0.38	7.74 7.73	52.58 52.10	-5.35	0.00	-0.13	-0.91
81519	Acme Labs Chemex	68.9 63.4	0.11 0.11	1.92 1.78	2.85 2.59	-7.98	0.00	-7.29	-9.12
81543	Acme Labs Chemex	55.7 52.8	0.19 0.19	2.93 3.01	8.89 8.26	-5.21	0.00	2.73	-7.09
81560	Acme Labs Chemex	316.9 297.9	0.68 0.65	18.11 17.40	26.12 25.40	-6.00	-4.41	-3.92	-2.76
81585	Acme Labs Chemex	193.4 185.1	0.46 0.42	10.59 11.20	5.96 4.45	-4.29	-8.70	5.76	-25.34
81586	Acme Labs Chemex	8.3 8.6	0.08 0.08	0.20 0.19	3.44 3.19	3.61	0.00	-5.00	-7.27
81589	Acme Labs Chemex	266.2 280.8	0.57 0.58	11.67 11.60	12.00 11.40	5.48	1.75	-0.60	-5.00
81603	Acme Labs Chemex	407.5 408.0	0.08 0.08	33.50 34.50	4.16 3.79	0.12	0.00	2.99	-8.89
81613	Acme Labs Chemex	308.7 298.6	0.36 0.36	14.38 15.90	16.91 17.10	-3.27	0.00	10.57	1.12
81620	Acme Labs Chemex	65.0 69.3	0.15 0.16	3.21 3.37	19.15 18.90	6.62	6.67	4.98	-1.31
81637	Acme Labs Chemex	226.2 227.0	0.28 0.28	18.17 20.90	29.43 30.30	0.35	3.57	15.02	2.96
81704	Acme Labs Chemex	369.1 340.8	0.17 0.16	27.13 26.00	3.88 3.47	-7.67	-5.88	-4.17	-10.57
81717	Acme Labs Chemex	20.9 19.5	0.13 0.13	0.81 1.01	11.93 11.10	-6.70	0.00	24.69	-6.96
81729	Acme Labs Chemex	349.9 337.0	0.58 0.55	29.66 28.60	35.93 35.80	-3.69	-5.17	-3.57	-0.36
81779	Acme Labs Chemex	928.2 878.0	4.02 3.63	20.97 20.30	12.20 11.80	-5.41	-9.70	-3.20	-3.28
81743	Acme Labs Chemex	276.4 265.0	0.90 0.90	10.06 9.68	37.05 36.30	-4.12	0.00	-3.78	-2.02
81790	Acme Labs Chemex	227.9 211.9	0.90 0.90	4.57 4.30	56.41 56.20	-7.02	0.00	-5.91	-0.37

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The assay results outlined are for Main Quartz Vein material only, albeit that it was known at the time that significant metal grades exist on the flanks of the Main Quartz Vein structure that were expected to contribute additional tonnages to the total deposit.  The program outlined brought the total of verifiable channel samples available from the Main Zone workings to 1,072, inclusive of channel samples collected by Cadillac Mines between 1980 and 1982.  The channel samples together form 393 composite channel samples comprising 14 channel samples from 970 mL, 273 channel samples from 930 mL and 106 channel samples from 870 mL.

12.2.5	1999 Exploration

No exploration work was carried out on the Property during 1998.  The Main Zone mineral resource estimates by MRDI were instead compiled (Sub-Section 8.5), based on all verifiable assay data to date.

Gate Claims 1 to 4 were staked 1999 and a small exploration program, comprising geological mapping, soil and rock sampling, was carried out over areas that contain geology similar to that found on the Prairie Creek Block.  The work resulted in the discovery of a vein in outcrop, with select grab samples reporting grades similar to those previously established for the Main Zone vein (820 g/t Ag, 3.5% Cu, 16% Pb and 10% Zn).  A large, 1,000 parts per million zinc-in-soil anomaly was also located over favorable geology, on the Gate 3 claim (Figure 11.1).

12.2.6	2001 Exploration

No exploration work was carried out during 2000.  The Company instead completed a scoping study for underground mining, based on MRDI’s 1998 Main Zone resource estimates.

The Company completed a short diamond drilling program during 2001 that was designed both to increase confidence in MRDI’s 1998 resource estimates and to identify high-grade areas in advance of start-up stoping.  Five diamond drillholes were completed (1,711 metres, the significant results for which are summarized on Table 12.2).  The program was successful in identifying an area of significantly increased thickness and grade, referred to as “a thick-high-grade shoot,” in the existing Main Zone vein resource.  Additional and parallel, high-grade veins were also intersected that, in combination with the results of earlier underground chip sampling programs, confirmed that a series of higher grade shoots might exist within the Main Zone vein deposit.  This in turn provided for increased tonnage and grade in the early mining areas identified as part of the previously completed/2000 scoping study.

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Table 12.2
Summary of Significant Main Quartz Vein Intersections,
2001 Surface Drilling Program
Drillhole	From (m)	To (m)	Interval (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
PC-01-130 and including PC-01-131 PC-01-132 including and including and including PC-01-133 including including and PC-01-134 including including	181.6 256.1 256.1 287.3 286.1 289.9 319.4 324.8 335.3 336.6 305.4 307.9 318.1 335.3 235.4 236.4 250.0	183.1 270.3 260.6 293.0 304.8 293.8 326.9 326.9 342.3 338.5 331.9 316.0 321.8 337.1 254.8 240.3 254.8	1.5 14.2 4.5 5.7 18.7 3.9 7.5 2.1 7.0 1.9 26.5 8.1 3.7 1.8 19.4 3.9 4.8	137.8 90.9 205.7 25.8 172.7 443.1 28.1 55.9 160.4 905.5 226.3 559.1 285.3 236.3 122.6 321.2 222.6	0.37 0.17 0.44 0.01 0.34 1.16 0.01 0.03 0.11 0.67 0.51 1.37 0.27 0.07 0.25 0.64 0.45	9.17 6.40 11.60 3.14 12.21 23.88 3.18 6.28 16.64 92.30 14.84 31.60 31.49 34.36 8.16 21.84 14.27	21.09 8.34 15.71 6.22 4.84 11.05 6.40 21.42 2.64 9.56 10.09 19.85 60.72 48.74 8.89 10.97 25.71

12.2.7	2004/05 Exploration

No exploration work was carried out on the Property during 2002 and 2003.  The 2004 exploration program had three different objectives or targets - infill drilling, mine site exploration drilling and Main Quartz Vein extension drilling:

•
seven Main Quartz Vein infill holes (PC-04-141, -144, -145, -148, -152, -156 and -159, totalling 2,166.50 metres) were drilled, six of which intersected significant mineralization (Table 12.3) and two of which (PC-04-156 and -159) intersected stockwork mineralization;

•
a series of seven step-out holes (PC-04-135, -138, -140, -142, -143, -146 and -147 totalling 1,149.20 metres) explored the limits of the Main Zone vein system outside the previously defined mineral resource area, two of which holes intersected significant mineralization (Table 12.3), three of which intersected zones of pyrite mineralization with minor amounts of lead and zinc; and

•
eleven drillholes (PC-04-139, -149 to -151, -153 to -155, 157, -158, -160 and -161 totalling 2,383.20 metres) were targeted at stratabound potential in the general Mine Site area, two of which intersected massive to semi-massive pyrite zones with minor amounts of lead and zinc at depths between about 40 metres and 50 metres, in a geological setting similar to that of previously discovered stratabound mineralization.

Work started in 2004, and continued into 2005, on rehabilitating the existing underground workings, in preparation for a planned decline and underground drilling program during 2006 and 2007.  This work included the installation of a new ventilation system and electrical sub-

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stations, a track upgrade and general rehabilitation.  A new water treatment facility was installed and a new mine water polishing pond was constructed.

Table 12.3
Summary of Significant Main Quartz Vein Intersections,
2004 Surface Drilling Program
Drillhole	From (m)	To (m)	Interval (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
PC-04-141 including PC-04-143 PC-04-144 PC-04-145 PC-04-147 PC-04-148 PC-04-150 including PC-04-156 and PC-04-159 and	149.4 151.1 167.2 132.2 181.4 82.6 243.6 235.1 238.0 326.4 336.5 466.0 479.2	153.7 153.7 169.1 134.7 183.4 83.7 245.2 253.2 249.1 328.1 349.0 467.6 491.0	4.3 2.6 1.9 2.5 2.0 1.1 1.6 18.1 11.1 1.7 12.5 1.6 11.8	106.3 171.9 80.21 632.0 740.0 255.0 341.0 39.89 52.64 247.0 71.33 129.0 376.5	0.21 0.34 0.07 2.10 1.10 0.74 0.11 0.02 0.02 0.68 0.09 0.18 0.55	8.33 13.60 8.69 17.85 14.81 16.51 30.45 3.77 4.81 8.67 5.41 15.13 29.71	21.64 34.04 6.34 14.72 23.41 21.56 1.66 13.00 17.41 18.74 8.83 5.94 21.63
Notes:         the results highlighted in BLUE are from the Main Quartz Vein infill drilling program the results highlighted in ORANGE are from the Main Quartz Vein step-out drilling program the results for PC-04-150 are for stratabound material

12.3	Current Exploration Program

The current exploration program started in 2006 and continued through the winter months to 2007.  The following comments apply.

12.3.1	2006 Exploration

The 2006 exploration program comprised surface and underground diamond drilling carried out between April and December at a cost of C$5.7 million.  The surface exploration program focused on Zone 8 mineralization where historical trenching, completed in the 1980s, had exposed a base metal-bearing vein that extended for 267 metres along strike (true thickness of 1.9 metres grading 230 g/t Ag, 15% Pb and 15.9% Zn).  The objective of the drilling program was to test shallow undercuts of the vein along 200 metres of strike length.  A total of 595 metres of drilling was completed in 11 holes drilled at various inclinations.  Table 12.4 summarizes the assay results for those holes that intersected significant mineralization (see the Company’s news release dated 02 November 2006).

The underground drilling program was focused on delineating additional further Main Zone mineralization to further upgrade the 1998 mineral resource, especially in those areas where only widely spaced surface diamond drillhole intersections were previously available.  The bulk of the drilling was targeted at Main Quartz Vein mineralization.  Some deeper exploration holes were planned to intersect stratabound mineralization.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 12.4
Summary of Significant Vein Intersections, Zone 8 Drillholes, 2006 Surface Drilling Program
Drillhole	Dip	From (m)	To (m)	Interval (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
PC-06-163 PC-06-164 PC-06-165 PC-06-166 includes PC-06-167 includes PC-06-170 includes includes PC-06-171 includes PC-06-172 includes	-45° -75° -50° -90° -90° -45° -45° -75° -75° -75° -50° -50° -75° -75°	17.37 27.90 21.15 47.48 47.48 23.22 23.22 32.84 32.84 40.82 12.80 15.54 24.04 28.02	20.65 32.00 22.10 53.95 50.90 28.08 25.92 42.97 35.99 42.97 19.23 18.98 32.08 32.08	3.28 4.10 0.95 6.47 3.42 4.86 2.70 10.13 3.15 2.15 6.43 3.44 8.04 4.06	125 91 50 112 141 166 297 113 173 257 153 191 73 124	0.10 0.15 0.06 0.17 0.21 0.16 0.29 0.18 0.27 0.38 0.22 0.36 0.17 0.29	5.79 4.13 2.64 7.08 10.63 10.26 18.36 6.26 10.39 13.34 6.42 9.69 3.74 5.56	6.35 9.75 6.42 7.86 8.69 8.64 14.88 8.94 14.32 16.21 12.67 20.65 21.19 35.05
Notes:                      Drillholes PC-06-162 and -168 were not completed to target.  Drillhole
      PC-06-169 had zero recovery through the target zone, due to drilling problems.

Access for underground drilling was provided by the establishment of the new decline described in Sub-Section 7.5.4, on which five drilling stations were established by 2006 year-end.  Drilling started on the 50,650N section line drilling station (864 metre amsl elevation), with the objective of testing for mineralization to 600 metre amsl elevation.  By year-end nine cored holes (1,610 metres) had been completed on the first drilling station, including a ring of six drillholes (PCU-06-001 to -006 inclusive) and three oblique holes drilled towards section 50,600N (PCU-06-007 to -009, inclusive - “PCU” for Prairie Creek underground, “06” for the drilling year and “005” for the number of the drillhole, where drillhole 001 was the first drilled during the 2006 drilling program).  The drilled holes varied in dip between ten degrees and minus 90 degrees (i.e. vertical downwards) and in length between 120 metres and over 280 metres.  Table 12.5 provides a summary of the significant assay results, as reported in the Company’s news releases dated December 06, 2006, January 09, 2007 and March 05, 2007.

Table 12.5
Summary of Significant Intersections, 2006 Main Zone Underground Drillholes,
Phase I Drilling Program, Prairie Creek Mine
Drilling Station	Drillhole	Mineralization Type	From (m)	To (m)	Interval (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
50,600N	PCU-06-007 PCU-06-008 PCU-06-009	Vein Vein Vein	105.10 108.42 150.23	106.68 110.32 155.30	1.58 1.90 5.07	168 250 240	0.39 0.65 0.53	15.22 16.36 15.60	10.52 11.61 12.95
50,650N	PCU-06-001 PCU-06-002 PCU-06-003 PCU-06-005 and and PCU-06-006 and and	Vein Vein Vein Stratabound Vein Vein Stratabound Stratabound Vein	90.37 96.71 120.40 263.60 265.70 274.36 248.98 259.63 329.43	94.96 98.51 126.80 265.05 267.30 278.59 250.38 263.38 336.19	4.59 0.80 6.40 1.45 1.60 4.23 1.40 3.75 6.76	169 55 396 75 200 135 166 104 22	0.42 0.14 1.19 0.03 0.40 0.13 0.05 0.02 0.02	9.11 5.82 15.55 6.33 14.14 10.75 12.86 9.06 2.40	23.87 1.80 12.42 21.43 2.22 10.24 24.19 18.29 0.26
Note:                    Hole PCU-06-002 intersected the Main Quartz Vein but encountered drilling problems –
     only 40 percent core recovery was achieved across the vein intersection.
     No significant mineralization was intersected in drillhole PCU-06-004.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Internal access to the new decline ramp was provided by a new crosscut (Crosscut 870-07 – Sub-Section 7.6) that was driven as part of the 2006 underground exploration program.  The Main Quartz Vein was intersected about 12 metres from the crosscut collar, the walls of the ten metre intersection was channel sampled and a true vein thickness of 6.5 metres was estimated (see the Company’s news release dated October 24, 2006).  Table 12.6 provides a summary of the assay results.  The weighted average grades (by estimated tonnes) of the rounds excavated in Main Quartz Vein Material (Rounds 1, 2 and 3) are 250 g/t Ag, 0.504% Cu, 16.38% Pb and 19.01% Zn, which compares reasonably well with the weighted (by interval) average overall channel sample grades for the Main Quartz Vein intersection of 413 g/t Ag, 1.2% Cu, 17.02% Pb and 21.30% Zn.  If the exceptional South Wall assay result (2,100 g/t Ag, 9.332% Cu, 30.41% Pb and 13.49% Zn) is excluded in analysis, the weighted average overall channel sample grades reduce to 302 g/t Ag, 0.71% Cu, 15.42% Pb and 20.59% Zn, which suggests that only minor dilution occurred during crosscut development.

Table 12.6
Summary of Wall Channel Sample Assay Results, Main Quartz Vein
Intersection, Crosscut 870-07, 870 mL, Prairie Creek Mine
Wall	From (m)	To (m)	Interval (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
North Total Interval Vein Sampled Interval	12.0 14.0 16.0 17.0 18.0 19.0 20.5 21.5 23.5 24.5 26.0 12.0 16.0	14.0 16.0 17.0 18.0 19.0 20.5 21.5 23.5 24.5 26.0 28.0 28.0 26.0	2.0 2.0 1.0 1.0 1.0 1.5 1.0 2.0 1.0 1.5 2.0 16.0 10.0	5 6 326 466 493 481 485 109 368 302 9 223 353	0.016 0.025 0.498 0.916 1.290 1.185 0.999 0.158 0.592 0.570 0.018 0.460 0.724	0.11 0.13 13.91 28.17 20.91 26.32 24.59 5.27 17.13 20.38 0.45 11.67 18.53	0.31 1.07 12.69 37.66 34.88 25.35 42.46 9.33 9.75 9.74 1.08 13.35 20.87
South Total Interval Vein Sampled Interval	11.0 13.0 14.5 15.5 16.5 17.5 18.5 19.5 20.5 11.0 11.0	13.0 14.5 15.5 16.5 17.5 18.5 19.5 20.5 22.5 22.5 20.5	2.0 1.5 1.0 1.0 1.0 1.0 1.0 1.0 2.0 11.5 9.5	344 206 189 307 453 2,100 272 168 48 398 472	1.271 0.487 0.429 0.911 1.471 9.332 0.374 0.140 0.053 1.394 1.677	12.45 11.39 11.88 15.45 18.51 30.41 18.89 10.15 3.28 13.38 15.50	23.55 10.75 31.02 44.22 32.75 13.49 13.76 7.91 2.73 18.42 21.72

To obtain an overall grade comparison and dilution test, samples were also taken from each of the rounds excavated through the Main Quartz Vein intersection, including footwall and hangingwall material.  After remixing the material twice, an estimated 20 kilograms of representative material was collected from each round, which material was subsequently crushed to less than one centimeter in size, split into two kilogram samples and forwarded to the assay laboratory for analysis (see the Company’s news release dated October 24, 2006).  Table 12.7 provides a summary of the assay results.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 12.7

Summary of Excavation Round Assay Results, Main Quartz Vein
Intersection, Crosscut 870-07, 870 mL, Prairie Creek Mine
Excavation Round	Estimated Tonnes	Vein Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
1 2 3 4 5	63.0 138.0 121.0 78.0 75.0	63.0 138.0 121.0 - -	162 354 177 136 131	0.417 0.720 0.302 0.261 0.325	9.81 22.75 12.54 9.00 4.73	12.07 26.51 14.07 8.78 3.05

12.3.2	2007 Exploration

The 2007 exploration program also comprises both surface and underground drilling.  The 3,000 metre surface drilling program is designed to further explore mineralization in the more remote Zones 7 to 13, inclusive, and on the Gate claims that have had the least amount of exploration to date (September 2007).  Drilling started in July, the drilling targets range from grassroots exploration of the geochemical anomalies identified on the Gate claims in 1998, to further evaluation of historical trenches located on the various mineral showings to the south of the Mine Site.

The 2007 underground drilling program is a continuation of the 2006 underground drilling program that together comprise the so-called Phase I program (Phase II is described below).  At the time of writing (September 2007):

•
drilling from the 50,650N station towards the 50,600N section line had been completed (drillholes PCU-06-007 to -009, inclusive, and PCU07-010 to -012, inclusive) as had ring drilling on stations 50,700N, 50,750N and 50,850N);

•	drilling had nearly been completed on the sixth drilling station (i.e. that on section line 50,800N); and

•	41 drillholes totaling 8,217 metres, had been finished, which completes the Company’s planned Phase I underground drilling program.

Drilling was started on section line 50,900N, which is close the Phase I stop-point of the decline tunnel where little space was at the time available (the drilling station having not been established during Phase I development).  After persevering with drillhole PCU-07-026, which had very poor core recovery, drillhole PCU-07-027 was stopped short of the target due to limitation in water reservoir capacity and restricted pumping capabilities.  The Company decided, as a result, to postpone drilling on the section until the decline is further deepened during the planned Phase II decline development (see the Company’s news release dated June 04, 2007).  The Phase II drilling program started late in September 2007, at which time it had not be determined whether the planned program could be completed since it depended on the Mine having an adequate supply of diesel fuel.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 12.8 summarizes the significant drill intersections from the 2007 underground drilling program, as reported in the Company’s news releases dated March 05, 2007, March 22, 2007, April 24, 2007, June 04 2007 and July 05, 2007.

Table 12.8
Summary of Significant Intersections, 2007 Main Zone Underground Drillholes,
Phase I Drilling Program, Prairie Creek Mine
Drilling Station	Drillhole	Mineralization Type	From (m)	To (m)	Interval (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
50,600N	PCU-07-010 PCU-07-011 including including and PCU-07-012 and and and	Vein Vein Vein Vein Stratabound Stratabound Stratabound Stratabound Vein	186.03 225.10 225.10 234.39 240.04 235.25 250.62 257.78 264.58	187.64 237.54 229.71 237.54 242.40 235.80 254.35 259.67 265.22	1.61 12.44 4.61 3.15 2.36 0.55 3.73 1.71 0.22	192 153 220 262 33 8 74 30 84	0.38 0.35 0.56 0.52 0.01 0.01 0.02 0.01 0.05	17.86 9.85 13.38 18.12 4.82 0.80 7.42 2.56 9.16	6.97 9.45 10.23 21.02 12.19 5.41 14.64 10.17 18.09
50,700N	PCU-07-013 PCU-07-014 PCU-07-015 PCU-07-016 PCU-07-017 and PCU-07-018 and and	Vein Vein Vein Vein Vein Stratabound Stratabound Stratabound Stratabound	95.71 92.21 94.59 154.00 220.90 250.55 262.82 266.00 279.20	98.04 95.49 98.16 156.70 224.80 255.70 263.20 267.26 280.46	2.33 3.28 3.57 2.70 3.90 5.15 0.38 1.26 1.26	318 342 228 338 334 6 36 61 57	0.83 0.60 0.40 0.60 0.95 0.00 0.01 0.05 0.02	19.97 26.41 16.99 24.11 11.43 0.41 6.39 6.90 6.20	12.69 29.70 16.49 12.09 18.73 2.71 4.69 25.56 16.51
50,750N	PCU-07-019 PCU-07-020 PCU-07-021 PCU-07-022 PCU-07-023 PCU-07-024 and PCU-07-025 and and and and	Vein Vein Vein Vein Vein Vein Stratabound Stratabound Stratabound Stratabound Vein Stratabound	94.30 94.31 98.35 159.91 229.26 255.57 261.41 267.60 286.21 293.73 296.20 301.90	97.09 95.59 105.09 170.99 232.76 261.41 266.88 269.20 290.90 295.76 298.40 305.95	2.79 1.79 6.74 11.08 3.50 5.84 5.47 1.60 4.69 2.03 2.20 4.05	490 9 93 282 307 92 63 201 34 34 50 56	1.20 0.04 0.23 0.76 0.64 0.12 0.02 0.05 0.01 0.01 0.08 0.01	26.59 0.38 6.92 15.44 20.95 8.28 9.91 19.25 4.39 3.01 4.11 5.35	25.92 4.65 12.20 19.75 14.48 1.71 11.83 13.61 5.41 9.13 0.46 13.79
50,800N	PCU-07-035 PCU-07-036 PCU-07-037 PCU-07-038 PCU-07-039 PCU-07-040 PCU-07-041 and	Vein Vein Vein Vein Vein Vein Stratabound Vein	107.40 99.88 104.32 128.49 164.35 238.00 303.99 305.07	112.00 105.08 106.43 130.28 167.34 249.19 305.07 307.38	4.60 5.20 2.11 1.79 2.99 11.19 1.08 2.31	176 131 287 35 112 242 79 57	0.55 0.35 0.80 0.06 0.22 0.19 0.03 0.03	7.85 8.21 16.97 2.98 9.89 24.35 9.30 7.12	16.61 14.45 26.78 2.77 5.99 7.72 19.95 1.82
50,850N	PCU-07-028 PCU-07-029 PCU-07-030 PCU-07-031 including PCU-07-032 including PCU-07-033 includings PCU-07-034 and and and	Vein Vein Vein Vein Vein Vein Vein Vein Vein Stratabound Stratabound Stratabound Vein	118.06 111.44 122.66 134.37 136.93 233.62 233.62 294.33 295.35 249.50 299.10 305.10 312.20	129.11 116.40 128.14 151.39 144.24 280.32 241.35 305.31 299.78 252.50 300.95 307.32 314.50	11.05 4.96 5.48 17.02 7.31 46.70 7.73 10.98 4.43 3.00 1.85 2.22 2.30	168 130 141 86 138 185 561 267 391 12 13 68 86	0.48 0.31 0.31 0.14 0.24 0.33 1.31 0.20 0.13 0.02 0.01 0.02 0.10	6.17 7.81 8.54 6.59 9.51 11.77 25.83 23.94 37.59 1.96 1.73 7.85 8.11	9.66 13.00 10.62 6.54 10.40 2.88 9.13 1.83 2.65 7.66 4.60 6.16 1.62

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Vein and/or stratabound mineralization was intersected in all the Phase I underground holes, where such mineralization was targeted.  An apparent trend, at depth, of increasingly high lead/zinc ratios and significant vein widths has been established on section lines 50,800N and 50,850N.  Evidence for this trend is demonstrated by drillhole PCU-07-040 that yielded 11.2 metres of core averaging 242 m/t Ag, 24.35% Pb and 7.72% Zn and containing values of up to 65.04% Pb over 0.8 metres of core (see the Company’s news release dated July 05, 2007).  The true vein width of the drillcore intercept has still to be determined.

A general trend towards increasing vein thickness is also apparent in the published results (see the Company’s news releases dated April 24, 2007 and July 05, 2007), not least in drillhole PCU-07-032 that yielded an estimated true vein thickness of 29.5 metres grading 185 g/t Ag, 0.33% Cu, 11.77% Pb and 2.88% Zn.  Numerous high-grade mineralized sections were intersected in drillholes PCU-07-031, -032 and -033 in which thick vein intersections were found.  The true vein width of the drillcore intercept has still to be determined.  The high lead values appear to correlate directly with high silver values, such as over a select drillcore intersection in drillhole PCU-07-032 that yielded 7.73 metres of core (4.89 metres estimated true thickness) grading 560 g/t Ag and 25% Pb (see the Company’s news release dated June 04, 2007).

Drillhole PCU-07-034 on section line 50,850N is the most northern, Phase I underground hole; it was drilled to target the primary host horizon for stratabound mineralization.  The apparent continuation of stratabound mineralization from the drilled section lines to the south indicates further stratabound potential, as exploration continues to follow this stratigraphy down dip/to the north.

13	DRILLING

Table 13.1 summarizes the amount (in metres) of diamond drilling that has been completed on the Property to date (September 2007).

Table 13.1
Summary of Diamond Drilling Completed at Prairie Creek Mine, by Mineralized Zone
Zone	prior to 1969	1970	1971 to 1980*	1992	1993	1994	1995	2001	2004	2006	2007	Totals	Amount
1/2/3/4	3,748	2,902	4,000	6,535	7,028	8,731	9,718	1,711	5,963	1,610	6,607	58,553	78.1%
5	316	-	3,000	-	362	97	1,062	-	-	-	-	4,837	6.5%
6	-	615	1,500	-	650	2,051	-	-	-	-	-	4,816	6.4%
7 & 8	796	2,160	-	-	279	-	-	-	-	595	-	3,235	4.3%
11	104	103	-	-	33	-	-	-	-	-	-	240	0.3%
Rico	-	-	-	-	-	372	193	-	-	-	-	565	0.8%
Zebra	-	-	-	-	-	2,025	703	-	-	-	-	2,728	3.6%
Totals	4,964	5,780	8,500	6,535	8,352	13,276	11,676	1,711	5,963	2,205	6,607	74,974	100%
Legend:  * = estimated (1971 to 1980), underground drilling highlighted in BLUE (2006 and 2007)

Notes:      2007 drilling reported to end of Phase I of the underground drilling program only (completed July 2007)

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

13.1	Equipment

Since 1992, surface diamond drilling has been carried out using the Company’s own skid-mounted, Longyear Super 38 drills to recover NQ diameter (47.6 millimetres) core (Figure 13.1).  If difficult downhole conditions are experienced the diameter is reduced to BQ size (36.5 millimeters).

Figure 13.1 - Surface Drilling at the Prairie Creek Project
Site, Using a Skid-Mounted Drill

The Company contracted Titan Drilling Limited of Yellowknife, NWT, to carry out the 2007 surface drilling program using a Boyles helicopter-portable drill to recover NQ diameter (47.6 millimetres) core, due to the difficult terrain expected at the drilling sites.  Great Slave Helicopters of Yellowknife, NWT, in partnership with N’ah Adehe Helicopters of Nahanni Butte, is providing helicopter support.  Procon, who the Company contracted to continue the decline development work (Sub-Section 7.6.4), sub-contracted Advanced Drilling Limited of Surrey B.C., a subsidiary of Cabo Drilling Corporation of North Vancouver B.C., to undertake the underground drilling programs.

13.2	Setting and Drilling

Surface drillholes in the field are located by chain and compass and alignment is completed by Brunton compass sighting along pickets.  Once aligned, the dip of the hole is set using a digital inclinometer placed on the rods.  Drillholes are aligned underground by a qualified surveyor using a total station.  Shooting to spads in the decline back for a reference line, the surveyor turns perpendicular to the drift and marks the foresight and backsight on the walls with spray paint. The drill mast is aligned parallel to the foresight and backsight lines, usually slightly offset from the intended line.  A supervising geologist is present at all times during the drilling of each hole.

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PRAIRIE CREEK MINE

13.3	Drillcore

Drilled core is placed in wooden boxes with depth markers placed in the boxes at the beginning and end of each drilling run.  The markers are labeled in feet by the drillers, because the drill rod lengths are also measured in feet.  Full drillcore boxes are individually sealed with wooden lids that are securely nailed in place to prevent any spilling or shuffling during transit of the boxed core.

13.4	Surveying

The collars of surface drillholes are surveyed by qualified surveyors using a Transit.  Both UTM coordinates and local mine grid co-ordinates are calculated.  The collars of underground holes are surveyed by the designated surveyor, using mine grid coordinates that are then converted to UTM coordinates using a verified transformation formula.

Downhole surveys on surface and underground are now completed using a FLEXIT SmartTool instrument, prior to which the Company used an Icefield MI-3 tool and, prior to 1995, a Pajari instrument.  Downhole survey shots are now completed every 15 metres instead of every 60 metres, as was previously the case.  The completion of individual surveys is dependent on downhole conditions.

The raw data is processed by the software that comes with/came with the various survey tools.  Outputs such as Depth in Feet, Depth in Metres, Azimuth, Dip, Magnetic Field Strength and Magnetic Dip are captured from the processed data and copied to a master spreadsheet of all drillhole surveys.  The spreadsheet is then used to prepare traces of the drillholes in three-dimensions, using GEMCOM.  The paper and electronic files are stored at the Company’s main offices in Vancouver, B.C.

14	SAMPLING METHOD AND APPROACH

None of the surface holes completed prior to the Company’s involvement on the Property in 1992 were included in either MRDI’s January 1998 mineral resource estimates (Sub-Section 8.5) or in MineFill’s September 2007 resource estimates presented in this Technical Report (Section 19).  The reasons for their exclusion include uncertainties relating to their collar positions, a lack of downhole surveys, poor recovery factors and/or a lack of laboratory certificates.  The discussions of the following Sub-Sections 14.1 to 14.3 inclusive, as well as those of Section 15, but with the exception of Sub-Section 15.4, reflect the Company’s standard procedures adopted since the Company’s first involvement on the Property in 1992.

14.1	Underground Channel Sampling

The Main Quartz Vein has been channel sampled every five metres along strike, where it is exposed underground.  Samples are collected by the site geologist, using a rock hammer or air chisel to remove representative samples from across individual sampling intervals, the positions

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of which are pre-marked using paint.  The chips are collected by laying-out a tarp beneath the interval to catch the loosened material, which material is then transferred to a plastic sample bag.  The geologist places an assay tag into each filled sample bag and the assay tag number is recorded on the sample bag, using a permanent marker.  The plastic sample bags are sealed with plastic ties and then placed into rice bags (50 pounds per bag) for transport to surface.

14.2	Drillcore Logging

All drillcore logging is carried out on site, in a secure facility located at the Mine Site.  Received core is laid out and a quick assessment is done to verify that all the boxes are intact, confirm the drillhole identification data and that the drillers’ depth markers are in good order (i.e. drillcore mixing or displacement has not occurred during transport).  If disruption is identified (which is rarely if ever the case), the core is “fitted” together and the depth markers are placed at the appropriate points, by means of direct measurement and identification of the start/end points of successive drilling runs.  The depth markers are then converted to metre measurements and aluminum tags are stapled to each box-end noting drillhole number and the box-start and -end depths.  Drillcore recovery is calculated by comparing the drilled length with the actual core length between depth markers.  Rock Quality Description (RQD) is calculated from the sum of the length of drillcore pieces over ten centimeters, divided by the total length of the run.  Rockmass ratings are then calculated for ten metre envelopes around individual mineralized intersections, using industry standard methods.

All drillcore is geologically logged using the standard lithologies identified in the stratigraphic sequence presented as Table 9.1 in this Technical Report.  Geology logs, complete with written and coded descriptions of lithology, alteration, oxide/sulphide mineralization and structure, are compiled and recorded.  Sample intervals are marked by the responsible geologist, with a china marker and prior to core photography (two or three boxes at a time).  The photographs are archived in the Company’s files.

A senior geologist is always in charge of drillcore logging, the results of which are documented on paper and then transposed, by the responsible geologist, into an Excel spreadsheet format for copying into the central database.  Error checking is performed while data is entered.  No standard procedures are, however, in place and no checking of manually entered data is routinely carried out.  Missing or overlapping intervals are checked with the responsible geologist/s, when such errors are spotted.

14.3	Drillcore Sampling

Mineralization is usually visually evident so drillcore sampling can confidently be carried out by the responsible senior geologist.  Sample intervals vary with the host lithology or structure (e.g. fault gouge) and depend on the nature and the length of intersected mineralization:

•	individual samples start and/or end at the position/s of major lithological boundaries;

•	a single sample is usually taken where significant mineralization is encountered over at least a 0.2 metre true width; and

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•
if the intersected mineralization is more than a metre in length a continuous series of samples is taken over the mineralized length, including bracket samples at the footwall and hangingwall contacts; in which case

•	if mineralization is continuous and appears uniform across an intersection, one to two metre long samples are taken; but

•
if mineralization is sporadic with higher grade areas occurring over true widths of more than 0.2 metres, the higher grade areas are sampled independently of the (visually) lower grade intersection lengths.

Selected drillcore samples are sawn in half using a diamond rock saw, with one half placed into plastic rock sample bags and the other halves are placed in their original core box positions for reference.  The responsible geologist marks a red line down the center of the core as a guide for cutting; the depths at the ends of each sample are clearly marked on each core sample and its relevant drillcore box.

The responsible geologist places a numbered assay tag directly into each sample bag and marks the tag number with permanent marker on the outside of the sample bag.  A duplicate assay tag and an embossed aluminum tag, that are both marked with the same interval as the selected and bagged sample, are stapled into the sample-relevant core box at the beginning of the sample interval.  The interval and assay numbers are also entered into the sample-relevant drillhole log.

15	SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1	Chain of Custody

15.1.1	Underground Channel Samples

The rice sacks containing channel sample bags are transported to surface by either the (sampling) responsible geologist or an assistant under the supervision of the responsible geologist.  The rice sacks are then transported in pick-up trucks driven by a Company geologist to the secure, on-site drillcore logging and sampling facility.

15.1.2	Drillcore Samples

Drillcore is boxed at the drilling rigs by the drillers’ helpers who securely nail a wooden lid onto each filled drillcore box.  Underground core is transported by the drillers to the portal.  Both underground and surface drillcore boxes are picked up by a Company geologist and then transported in pick-up trucks, driven by a Company geologist, to the secure, on-site drillcore logging and sampling facility.

The drillcore boxes are laid out in order, from top to bottom of the hole, on large tables or racks outside the core shack from where they are brought inside for logging and sampling by a responsible geologist of an assistant.  All drillcore logging and sampling is supervised by a

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senior geologist.  Only authorized personnel are allowed in to the core shack.  Other personnel are allowed in the core shack only if accompanied by an authorized person.  The shed is locked at all times when geologists or their assistants are not present.

15.1.3	Sample Sacks

Individual drillcore sample bags are sealed with plastic ties (Figure 15.1) and placed in rice sacks (50 pounds weight per bag).  Individual rice sacks containing either channel samples or drillcore sample bags are labelled with the shipping address and requisition sheets are inserted.  The sacks are securely fastened and then stored in the secure, on-site drillcore and sampling facility, prior to their transport off-site.

Figure 15.1 – Prepared Sample Bags and a Labelled
Sample Sack, Prairie Creek Mine

15.1.4	Transport

Shipments of sample sacks are air freighted, in charter aircraft, from the Mine Site airstrip to Fort Nelson, B.C., from where they are transported by Greyhound bus to the assay laboratory (Acme Labs, ISO 9001-2000 accredited) in Vancouver, B.C.

15.1.5	Drillcore Storage

After final tagging, the boxes containing the main mineralized drillcore intersections are stored in trailers adjacent to the core shack facility (Figure 15.2) to ensure their security, to facilitate their ready access and to protect the core weathering.  The boxes containing unmineralized drillcore are stacked either on rebar drillcore racks or in stacks at the northeast corner of the mine site yard (Figure 15.3).

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Figure 15.2 – Stored Mineralized Drillcore Intersections, Prairie Creek Mine
(taken inside one of the storage trailers adjacent to the Mine Site core shack)

Figure 15.3 – A General View of Some of the Core Box Racks Where Un-Mineralized Drillcore Intersections are Stored, Prairie Creek Mine

15.2	Assay Method

Acme Labs (ISO 9001-2000 accredited) has carried out the majority of the sample assays since the Company’s first involvement in 1992.  Acme Labs is currently the only laboratory used by the Company for purposes of sample assaying.

15.2.1	Sample Preparation

Samples are sorted and inspected for quality of use (quantity and condition), wet or damp samples are dried at 60 degrees Celsius.  The samples are then crushed to 70 percent passing ten mesh (2 millimetres), homogenized, riffle split (250 gram sub-sample) and pulverized to 95 percent passing 150 mesh (100 microns).  The crusher and pulverizer are cleaned by brush and compressed air between routine samples.  A granite wash is used to scour equipment after high-grade samples, between changes in rock color and/or at end of each file.  Granite is crushed and pulverized as the first sample in each sequence, each granite sample is carried through to analysis to monitor background assay grades.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

15.2.2	Assay Procedure

The grades of silver, copper, lead and zinc, as well as 30 additional elements, are determined for all samples by aqua regia digestion followed by an ICP finish.

15.3	Assay Validation

Quality Assurance/Quality Control (“QA/QC”) samples are submitted by the Company with the regular samples for analysis, including blanks, duplicates and blind standards.  Blank and duplicate samples are taken every ten drillcore samples; standards are sent, at the supervising geologist's discretion, after a mineralized zone is sampled.

15.3.1	Blanks

The blank material used is common landscaping gravel.

15.3.2	Duplicate Samples

Duplicate samples comprise half of the core halves remaining in the stored core boxes: the stored core half is split longitudinally using a diamond saw; the remaining quarter core is returned to its core box for storage and reference; and the quarter core sample is placed in a sample bag for transport and assaying.  The same procedures as those outlined for half drillcore samples are followed as regards labeling, storage and transport of duplicate samples.

15.3.3	Standard Samples

The Company has established its own assay standard samples, in conjunction with Smee & Associates Consulting Limited of North Vancouver, B.C. (“Smee”).  The standards were compiled from a shipment of mineralized samples sent by the Company to CDN Resource Laboratories Limited in Delta, B.C. (“CDN”).  From these samples CDN prepared three homogeneous pulps suitable for use as standard reference materials, which pulps were prepared separately and in an identical manner:

•	the samples were dried and the material was mechanically ground in a rod mill and then screened through a 200 mesh sieve, the plus 200 mesh fraction being discarded;

•	the minus 200 fraction was mechanically mixed for 48 hours in a twin-shell V Blender rotating at approximately 20 revolutions per minute;

•	the derived standards were bagged in lots of approximately 110 grams in tin-top kraft bags that were then individually vacuum packed and heat-sealed in plastic bags; and

•
ten samples of each bagged and sealed standard were sent for round-robin analysis to Acme Labs (ISO 9001-2000 accredited), Chemex (ISO 9001-2000 accredited), Actlabs Limited in Ancaster, Ontario (ISO/IEC 17025 [Standards Council of Canada], which includes ISO 9001 and ISO 9002 accreditations), Assayers Canada in Vancouver B.C. (ISO/IEC 17025 [Standards Council of Canada]) and SGS Lakefield (ISO 9001-2000 accredited).

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

The remainder of the packaged standards was returned to the Company for insertion into the sample stream, as earlier outlined.  Certificates for each of the Company’s three standards (as compiled by Smee) are available and have been seen by MineFill.

15.3.4	Laboratory Procedures

The internal QA/QC procedures employed by Acme Labs when processing the Company’s samples include:

•	a granite sample preparation blank that is carried through all stages of preparation and analysis as the first sample, as earlier outlined;

•	a pulp duplicate to monitor analytical precision;

•	a minus ten mesh rejects duplicate to monitor sub-sampling variation; and

•	a reagent blank to measure background and an aliquot of in-house Standard Reference Materials like STD DS7 to monitor accuracy.

15.4	Specific Gravity Data

As earlier outlined (Sub-Section 8.5.3), SG measurements were performed on drillcore samples of Main Quartz Vein material and stratabound material, in preparation for MRDI’s 1998 resource estimate.  The method used to determine SG values is unknown, but it is likely to have been an industry standard method based on Archimedes Principle.

The database used by MRDI for purposes of resource estimation included 231 Main Quartz Vein samples and 22 stratabound samples.  Regression analysis was used to define numerical functions, relating assay grades to SG, from which SGs were estimated for the 1,298 Main Quartz Vein, 39 stockwork and 260 stratabound samples for which laboratory determined values were not available.

It is established in Sub-Section 8.5.3 that while the lead plus zinc numerical function, applied by MRDI to estimate Main Quartz Vein SGs, is sufficiently robust for purposes of NI 43-101 compliant resource estimation (R-squared = 0.936), doubts may be raised as to the validity of MRDI’s numerical functions for stratabound material.  In view of this, the Company contracted Acme Labs to undertake an SG measurement program on pulp samples of stratabound material for which silver, copper, lead, zinc and iron assay results had previously been defined.  Table 15.1 summarizes the results for the 54 samples considered in analysis.

Table 15.1
Summary of Pulp Sample Assay and SG Results, Main Zone
Stratabound Material, Prairie Creek Mine
Sample Number	Drillhole	Assay Results					SG
		Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Fe (%)
399066
399083
399086
399087
399089
399161
399162
399166
399170
399172
399173
399174
399177
399178
399281
399282
399283
399284
399285
399286
399287
399290
399291
399292
399302
399306
399309
399324
399438
399439
399441
399442
399443
399444
399452
399454
399475
399476
399481
399485
399486
399495
399496
399497
399498
399499
398959
398961
398962
398963
398964
398965
403116
403117

PCU-06-005
PCU-06-006
PCU-06-006
PCU-06-006
PCU-06-006
PCU-07-011
PCU-07-011
PCU-07-012
PCU-07-012
PCU-07-012
PCU-07-012
PCU-07-012
PCU-07-012
PCU-07-012
PCU-07-017
PCU-07-017
PCU-07-017
PCU-07-017
PCU-07-017
PCU-07-017
PCU-07-017
PCU-07-017
PCU-07-017
PCU-07-017
PCU-07-018
PCU-07-018
PCU-07-018
PCU-07-018
PCU-07-024
PCU-07-024
PCU-07-024
PCU-07-024
PCU-07-024
PCU-07-024
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-025
PCU-07-034
PCU-07-034
PCU-07-034
PCU-07-034
PCU-07-034
PCU-07-034
PCU-07-041
PCU-07-041
78 154 53 68 160 54 13 8 40 58 123 66 38 21 11 4 14 0 7 0 11 8 4 8 36 7 77 57 39 31 73 109 96 24 89 236 62 53 162 33 34 137 88 55 9 2 40 26 26 34 152 52 55 84
0.031
0.045
0.011
0.020
0.024
0.015
0.004
0.005
0.013
0.025
0.025
0.021
0.013
0.01
0.005
0.002
0.005
0.000
0.001
0.000
0.004
0.002
0.002
0.012
0.010
0.006
0.056
0.021
0.005
0.001
0.071
0.001
0.001
0.001
0.043
0.051
0.022
0.015
0.009
0.007
0.004
0.007
0.029
0.019
0.002
0.001
0.032
0.030
0.015
0.015
0.026
0.018
0.013
0.031

6.33
12.86
3.23
5.16
16.03
7.53
2.21
0.80
2.38
5.76
15.55
5.48
4.19
0.73
1.02
0.41
1.09
0.04
0.63
0.04
0.73
0.48
0.12
0.14
6.39
0.10
8.18
6.20
4.58
5.15
5.17
17.80
17.05
13.40
11.45
22.50
8.55
6.21
22.62
2.72
 3.30
16.87
8.03
6.01
0.23
0.06
7.00
3.75
2.78
4.85
16.73
6.81
8.36
9.51

21.43
24.19
9.45
20.08
23.96
18.48
6.10
5.41
9.45
17.94
15.93
15.45
8.88
11.62
4.11
3.53
7.39
0.20
1.98
0.15
6.56
2.60
2.34
3.30
4.69
4.39
29.56
16.51
14.42
2.91
8.26
16.94
18.05
3.84
1.73
18.55
17.40
9.94
9.95
12.82
5.55
6.28
28.46
21.34
0.26
0.07
30.97
10.98
15.20
6.73
10.41
7.81
18.19
20.35

25.23
20.14
33.96
26.32
14.10
23.62
16.66
25.47
29.03
25.26
18.95
16.39
30.05
28.10
  1.23
  1.24
  0.85
0.31
1.40
0.32
8.16
2.37
1.40
0.62
21.78
19.43
16.28
18.91
24.54
  3.85
19.98
18.24
21.22
4.76
13.50
19.70
24.68
8.52
9.99
18.79
29.86
25.35
9.12
14.52
34.22
16.11
1.83
2.02
20.17
24.28
17.88
19.47
8.49
14.40

4.35
4.41
4.44
4.37
4.05
4.19
3.45
3.66
4.08
3.82
4.21
3.70
4.27
3.90
2.90
2.88
2.94
2.83
2.86
2.81
3.12
2.87
2.87
2.86
3.69
3.31
4.15
3.82
4.06
3.01
3.68
4.25
4.38
3.04
3.43
4.73
4.30
3.35
3.93
3.59
4.07
4.43
3.69
3.52
3.85
3.13
3.40
3.09
3.85
3.91
4.18
3.77
3.36
3.76

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

15.4.1	Measurements

SGs were determined by Acme Labs for each of the 54 pulp samples, using Acme Labs standard displacement of water method:

•	a 40.0 gram split of oven dried (at 60 degrees Celsius) pulp is weighed and added to a dry 100 millilitre Class A volumetric flask;

•	the flask and pulp are weighed precisely on a top-loading balance (weight “Measurement A”);

•	water is added and the solution is shaken twice to totally wet the sample and remove all air;

•	water is added to precisely the 100 millilitre mark and the flask plus pulp plus water are weighed precisely on a top-loading balance (weight “Measurement B”); and

•	SG is calculated by applying SG = 40 / (100 plus [Measurement A minus Measurement B]).

15.4.2	Data Analysis

The results were analyzed by MineFill using standard linear and non-linear regression methods to compare the assay grades with the SG results for the 54 sample dataset.  During this preliminary process it became clear that the best statistical results, in terms of the derived R-squared values, were achieved if the summed lead, zinc and iron assay were compared with the SG results for each of the 54 samples.  Figure 15.4 provides a color-coded summary of the preliminary linear regression results for the four combinations of lead, zinc and iron assay grades considered in analysis: lead plus iron, zinc plus iron, lead plus zinc and lead plus zinc plus iron.  The linear regression numerical functions for each of the data sub-sets are detailed on Figure 15.4, from which it may be seen that the lead plus iron (R-squared = 0.8969) and lead plus zinc plus iron (R-squared = 0.8922) provide the statistically best results, which results may reasonably be construed as statistically exceptional.

Scrutiny of the available database suggests that two samples (399444 and 399452) report anomalously low SG values, despite significant lead and zinc grades, hence galena and pyrite contents (13.40% Pb plus 4.76% Fe in sample 399444 and 11.45% plus 13.50% Fe in sample 399452).  Data for these two samples was, therefore excluded for purposes of detailed regression analysis.

Linear and non-linear regression functions were applied to the validated lead plus iron and lead plus zinc plus iron data sub-sets.  Figure 15.5 provides a summary of the results for the lead plus iron sub-set, which data provided the best statistical results.

It may be concluded from consideration of Figure 15.5 that while a linear regression provides a statistically exceptional result (R-squared = 0.918), an exponential regression provides a better overall curve fit (R-squared = 0.9308).  Similar results, but with slightly lower R-squared values, were found for the lead plus zinc plus iron data sub-set, as Figure 15.6 suggests.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Measured SG Values
Combined Assay Values (%)
5.00
4.50
4.00
3.50
3.00
2.50
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
y = 0.0414x + 2.7591
R^2 = 0.8969
y = 0.0296x + 2.6845
R^2 = 0.8922
y = 0.0346x + 2.7376
R^2 = 0.8137
y = 0.0297x + 3.1492
R^2 = 0.4492
Lead + Iron
Zinc + Iron
Lead + Zinc
Lead + Zinc + Iron
Linear (Lead + Iron)
Linear (Zinc + Iron)
Linear (Lead + Zinc)
Linear (Lead + Zinc + Iron)

Figure 15.4 – Color-Coded Scatter Plots, Linear Regression Lines and Functions
for Combined Assay Results versus Measured SG Values,
54 Pulp Samples, Prairie Creek Stratabound Mineralized Material

Figure 15.5 – Scatter Plot, Linear and Exponential Regression Lines and Functions
for Combined Lead + Iron Assay Results versus Measured SG Values,
54 Pulp Samples, Prairie Creek Stratabound Mineralized Material

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Linear Regression Function
y = 0.0293x + 2.6993
R2 = 0.8949
Exponential Regression Function
y = 2.7593e0.0083x
R2 = 0.9143
Measured SG Values
Combined Lead + Zinc + Iron Assay Values (%)
5.0
4.5
4.0
3.5
3.0
2.5
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0
55.0
60.0
65.0
Lead + Zinc + Iron
Excluded Values
Linear (Lead + Zinc + Iron)
Expon. (Lead + Zinc + Iron)

Figure 15.6 – Scatter Plot, Linear and Exponential Regression Lines and Functions
for Combined Lead + Zinc + Iron Assay Results versus Measured SG Values,
54 Pulp Samples, Prairie Creek Stratabound Mineralized Material

It was for the reasons outlined that the exponential function for the lead plus iron data sub-set (SG = 2.8238e0.0116X , where e = the base of the natural logarithm [2.71828182845904] and X = the combined lead and iron grade) was applied to estimate the SG values for stratabound material for which laboratory measured values are not available.  Figure 15.7 compares the measured SG values against the estimated SG values for the dataset of 54 pulp samples of stratabound material considered on Table 15.1.

Linear Regression Function
y = 0.8954x + 0.4017
R^2 = 0.8969
Calculated SG Values
Measured SG Values
5.0
4.5
4.0
3.5
3.0
2.5
2.5
3.0
3.5
4.0
4.5
5.0
Linear Function Results
Exponential Function Results
Linear (Linear Function Results)

Figure 15.7 – Scatter Plot of Linear and Exponential Regression SG Results versus
Measured SG Values, Combined Lead + Zinc + Iron Assay Result Data Sub-Set,
54 Pulp Samples, Prairie Creek Stratabound Mineralized Material

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

16	DATA VERIFICATION

Raw and final assay data prepared by Acme Labs undergo final verifications by a British Columbia Certified Assayer who signs each Analytical Report before they are released to the Company.

16.1	Historical Drillcore Data

As earlier noted, none of the surface holes completed prior to the Company’s involvement on the Property in 1992 were included in either MRDI’s January 1998 mineral resource estimates (Sub-Section 8.5) or in MineFill’s September 2007 resource estimates presented in this Technical Report (Section 19).  The reasons for their exclusion include uncertainties relating to their collar positions, a lack of downhole surveys, poor recovery factors and/or a lack of laboratory certificates.

16.2	Post-1991 Data

MRDI verified the 1992 to 1998 assay database, as part of their January 1998 resource estimate program.  The integrity of assay data transfer and organization (into Excel spreadsheets, by the Company) for the 2001 to July 2007 assay data (i.e. all data post-MRDI’s mineral resource estimates, up to and including the 2006/07 Phase I underground drilling program) was verified by MineFill, by means of the manual and digital comparison of original laboratory datasets and the Company’s Excel spreadsheet database:

•
the sample numbers and assay values on the certificates were called out by an individual, as another individual located the corresponding sample numbers within the database and verified the assay values;

•	assay values were deemed verified when the original signed assay certificate or photocopy was present and the database reflected the assay certificate values accordingly; and

•	each data point was marked as verified, corrected or unverified, as appropriate.

The results of MineFill’s data verification program are summarized on Table 16.1.  Verified assay data only was used for purposes of the resource estimates summarized in Section 19.

Table 16.1
Summary of Results, Minefill’s July 2007 Data Verification Program
Year	Number of Assays	Verified	Corrected
2001 2004 2006 2007	91 143 201 778	85% 97% 76% 95%	15% 3% 24% 5%

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

17	ADJACENT PROPERTIES

There are no adjacent properties with similar mineralization and/or geology in the general area of the Property.

18	MINERAL PROCESSING AND METALLURGICAL TESTING

Numerous metallurgical studies have been carried out on Prairie Creek mineralization since 1980.  Their scope reflects a changing picture regarding the intentions and priorities of the various Property owners/companies.  Similarities nevertheless exist and the results of the various studies may conveniently be considered in three main groups: those undertaken prior to 2000; those undertaken as part of the Company’s 2000/2001 Scoping Study; and those undertaken as part of the Company’s on-going Project development plan.  The following comments apply.

18.1	Early Metallurgical Studies

The early metallurgical studies were reviewed by Gary Hawthorn of Westcoast Mineral Testing Inc. of North Vancouver, B.C.  Details of his review are presented in the Company’s Prairie Creek Scoping Study report dated January 29, 2001, which review was based on consideration of the following reports that are listed by date:

•	Lakefield Research of Canada Limited. L.R. 2252 Progress Report No. 1: An Investigation of the Recovery of Copper, Lead and Zinc on Cadillac Exploration Samples. April 21, 1980;

•	Kamloops Research and Assay Laboratory Limited. Consultancy Report KM019: A Preliminary Study of Flotation Response – Cadillac oxide Ore. May 24, 1980;

•	Lakefield Research of Canada Limited. L.R. 2252 Progress Report No.2: Mineralogical Examination of Cadillac Project Samples. June 18, 1980;

•	Kamloops Research and Assay Laboratory Limited. Consultancy Report KM034: Investigation of Flotation Response – Cadillac Lower Adit Ore. September 1980;

•	Kamloops Research and Assay Laboratory Limited. Consultancy Report KM040: Detailed Flotation Studies. January 1981;

•	Kamloops Research and Assay Laboratory Limited. Consultancy Report KM040: Detailed Flotation Studies. March 1981;

•	Kamloops Research and Assay Laboratory Limited. Consultancy Report KM077: Cadillac Explorations Testwork. February 19, 1982;

•	Kamloops Research and Assay Laboratory Limited. Consultancy Report KM081: Cadillac Explorations Testwork. April 29, 1982;

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

•	Kamloops Research and Assay Laboratory Limited. Consultancy Report: Pilot Plant Feed Testwork. April 29, 1982;

•	Met Engineers Limited. Consultancy Report KM370: Prairie Creek Project. December 1992;

•	G&T Metallurgical Services Limited. Consultancy Report KM424: Preliminary Metallurgical Test Program. October 1993;

•	Met Engineers Limited. Consultancy Report KM440: A Preliminary Study of Metallurgical Response – Vein Type Ore. February 1994;

•	G&T Metallurgical Services Limited. Consultancy Report KM454: Preliminary Copper-Lead Sequential Test Results. Date Unknown (probably early 1994);

•	Met Engineers Limited. Consultancy Report KM462: A Preliminary Study of Metallurgical Response – Stratiform Type Ore. June 1994;

•	Met Engineers Limited. Consultancy Report KM474: Preliminary Reagent Optimization Studies. August 1994;

•	G&T Metallurgical Services Limited. Consultancy Report KM488: Flotation Response of prairie Creek Oxidised Vein Ore. November 24, 1994; and

•	Simons Mining Group. Prairie Creek Project Overview Study. January 23, 1995.

18.1.1	Milling

The January 1995 study carried out by Simons indicated that, from the results presented in earlier reports, a target grind of 80 percent passing 50 microns would be necessary to achieve adequate liberation of all the target metals (the original target was 80 percent passing 70 microns).  Average recoveries from a combination of Main Quartz Vein and stratabound material were calculated at 69 percent for lead and 84 percent for zinc.  Product quality was indicated at 71.5 percent for lead and 57 percent for zinc.  A copper concentrate could also be produced.

In the opinion of Gary Hawthorn, Simons’ solution would have required significant extra capital investment and would have created a potentially significant fines problem.  A complex build-up of reagents could also take place, due to the then relatively small water circuit available at the time, which would in turn affect process recovery and mineral selectivity (in common with many base metal operations, recoveries were found to vary with water quality).  Gary Hawthorn instead suggested that a primary grind to 80 percent passing 100 microns would be ‘entirely satisfactory’, insofar as:

•
work carried out by G&T Metallurgical Services Limited indicated that grind is not a factor in lead roughing and in zinc roughing it does not affect recovery, although the rougher zinc concentrate grade is higher with a finer primary grind;

•	finer grinding could be accomplished more cost effectively with regrinding;

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

•
no matter what lead rougher conditions are used with respect to grind and depressants, 20 to 30 percent of the zinc floats with the lead rougher concentrate, the majority of which is returned to the zinc circuit via the lead cleaner tail;

•	in all probability, regrinding the lead rougher concentrate would be beneficial and that regrinding the zinc and probably the lead (or copper/lead) rougher concentrates would be required; although

•	the optimum location for regrinding had not been established; and

•	the role of depressants was not well established, although all authors supported the use cyanide-based products, if only for reasons of cost.

Gary Hawthorn also noted that only one oxide lead flotation test had been carried out, producing a significant incremental oxide lead recovery into a low-grade oxide rougher concentrate.

18.1.2	Concentrate Quality

Several undesirable metals were found to follow the target metals into concentrates, because of the mineralogical composition of the Prairie Creek deposit:

•	antimony and arsenic are present in tetrahedrite and tennantite, so any reduction in the content of either mineral would reduce the copper, and more importantly, the silver grade in concentrate; and

•	mercury is present in the lattice structures of tetrahedrite-tennantite and sphalerite, and no amount of mineral processing would eliminate this issue without also rejecting the target metals.

No changes to the preceding results have since been realised (Sub-Section 18.3.5).  Smelter penalties will, therefore, inevitably be incurred.

18.2	Scoping Study Investigations

18.2.1	Pre-Conditioning

A report by Hazen Research in 1997 demonstrated that some initial beneficiation of Main Zone mineralized material could be achieved using gravity techniques.  Although work was carried out on minus 12 millimetre material, extrapolated results at minus 1.18 millimetres indicated that over 50 percent of the feed could be discarded as tailings, with a total metal recovery of around 95 percent.  A gravity-based separation program was as a result set up in conjunction with Camborne School of Mines Associates and South West Metallurgical Services in England, UK.  It was found that:

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

•	between 38 and 60 percent of the feed could be removed by gravity with a loss of five to ten percent of the contained target metals; and

•	lead and zinc headgrades to the ball mill could be increased by between 50 and 100 percent;

•	a limited amount of lead gravity concentrate could possibly be produced;

•	the water problems earlier outlined could effectively be negated if a gravity pre-treatment system was installed before the milling circuit; and

•
considerable savings in power and reagent consumption would be realized due to the reduction in the amount of feed to the ball mill, as well as an effective reduction in the subsequent work index due to the removal of silica during pre-treatment.

Work on gravity pre-conditioning was as a result continued through the Company’s 2000/01 scoping study program.  However, the gravity pre-conditioning was later abandoned in favour of Heavy Liquid Separation (“HLS”) pre-conditioning described in Section 18.3.3, due largely to the better metal recoveries the HLS method yields.

18.2.2	Flotation Testwork

A laboratory-scale flotation test work program on pre-conditioned samples was initiated as part of the Company’s scoping study program.  Improvements in recoveries to concentrate and concentrate grades were realized, advances in the understanding of reagent and suppressant requirements were made and oxidized Main Quartz Vein samples were tested.  Amongst the various findings the following conclusions were made, which conclusions formed an important source for scoping the testing programs outlined in Sub-Section 18.3:

•	batch bench-scale testing indicates that 20 to 30 percent of the zinc reported to the lead cleaner tailings, which indicated the need for locked cycle testing;

•
stratabound testing indicated elevated iron in the lead concentrate, which also suggested locked cycle testing aimed at eliminating pyrite from the lead concentrate, probably in the lead cleaner tailing; and

•	apart from the above, most flotation-related issues had been satisfactorily resolved; although

•	cyanide-based compounds were still being used and the appropriateness of co-mingling of the two mill feed types (Main Quartz Zone and stratabound mineralized material) had not been tested.

18.3	Current Metallurgical Studies

18.3.1	Overview

The Company initiated a refreshed metallurgical study program in 2005; SGS Lakefield was contracted to carry out the work.  Three study reports have thus far (September 2007) been compiled:

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•
SGS Lakefield Research Limited.  Consultancy Report L.R. 10916-001, Report #1: An Investigation into the Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples.  April 01, 2005 (the “SGS #1 Report”);

•
SGS Lakefield Research Limited.  Consultancy Report L.R. 11098-001, Report #2: The Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples.  January 18, 2006 (the “SGS #2 Report”); and

•
SGS Lakefield Research Limited.  Consultancy Report L.R. 11098-002, Report #3: Phase 4 – Development Testwork on The Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples.  June 20, 2007 (the “SGS #3 Report”).

The main objective of SGS Lakefield’s metallurgical program was to develop a commercial process for the beneficiation of Main Quartz Vein material (mixed oxide and sulphide) and stratabound material (sulphide only).  Within the scope of SGS Lakefield’s overall metallurgical program, the Company also sought to confirm whether:

•	Main Quartz Vein and stratabound material could be co-mingled in the milling process (i.e. vein and stratabound material did not have to be separately campaigned through the processing plant);

•	Main Quartz Vein and stratabound material could, either separately or as co-mingled material, be pre-concentrated in a heavy media circuit to remove the waste component (limestone, quartz, etc);

•	a reagent scheme, that would eliminate the need for cyanide compounds, could be developed; and

•	separate sulphide and oxide, lead and zinc concentrates (i.e. four separate concentrates) could be produced with acceptable recoveries and at marketable grades.

Series of laboratory batch and locked-cycle tests were carried out over four main phases (to August 2007) to enhance metal recoveries and concentrate grades, to develop an optimum heavy medium pre-conditioning method and to establish an optimum process flowchart that could be used for purposes of plant engineering design.  The results proved positive, insofar as the following conclusions were made:

•	stratabound material can successfully be co-mingled with Main Quartz Vein material, without significant metal losses in final concentrates;

•
co-mingled, run-of-mine mineralized material is very amenable to pre-concentration by HLS (which both reduces the quantity of tailings produced and reduces both the power requirements and work index for milling);

•	excellent metal recoveries can be achieved in both sulphide and oxide material, with a reagent suite that does not include cyanide products; and

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•	marketable concentrates can be produced (albeit that penalty elements, including antimony, arsenic and mercury, would unavoidably report to the final concentrates).

The study approach, as well as the outcomes of the Phase 1 to Phase 4 cycles of tests, is described in the following Sub-Sections 18.3.2 to 18.3.5.  The current state of knowledge concerning an optimum beneficiation process is described in Sub-Section 18.3.6 and an analysis of the concentrates the process is predicted to produce is presented in Sub-Section 18.3.7.

It should be noted that while the process flowsheet presented in Sub-Section 18.3.6 shows the production of separate lead and zinc sulphide concentrates and lead and zinc oxide concentrates, the economic merit of producing lead and zinc oxide concentrates has yet to be determined.  Future metallurgical test work is planned for completion in 2007, with the objective of resolving this outstanding issue by optimizing lead and zinc sulphide concentrate recoveries and grades against which comparative cash-benefit analyses can be performed.

18.3.2	Study Approach

Phases 1 and 2 of SGS Lakefield’s metallurgical program employed bulk samples of Main Quartz Vein material from 930 mL and 870 mL, along with a composite sample of sulphide material from drillcore intersections of stratabound material.  Table 18.1 summarizes the assayed headgrades for these samples; the Phase 1 results are described in the SGS #1 Report.

Table 18.1
Summary of the Assay Headgrades of the Phase 1 to Phase 3,
Main Zone Metallurgical Samples, Prairie Creek Mine
Sample	Ag (g/t)	Pb (%)	Zn (%)
Main Quartz Vein - 930 mL - 870 mL	192.9 137.0	11.03 11.50	11.39 11.45
Stratabound	49.9	5.08	10.31

The two bulk, Main Quartz Vein samples from 930 mL and 870 mL only were used for purposes of the Phase 3 cycle of tests, the results of which are described in the SGS #2 Report.  The Phase 4 cycle of tests are described in the SGS #3 Report, the main development testwork for which was carried out on:

•
a Master Composite of Main Quartz Vein mineralized material (250 kilograms) prepared from 11 different samples taken from different places on 930 mL and 870 mL, to thereby compile what may reasonably be construed as a composite of representative, run-of-mine Main Quartz Vein material (each sample contained an estimated 20 percent dilution of footwall [ten percent] and hangingwall [ten percent] material); and

•	two individual composites consisting of HLS pre-conditioned, low oxidation Main Quartz Vein material (205 kilograms) and high oxidation Main Quartz Vein material (135 kilograms).

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The Master Composite was split into two sub-composites – one that comprised unconditioned Master Composite material (40 kilograms that was stage crushed to ten mesh and then split into two kilogram test charges for laboratory testwork) and a second (210 kilograms) that comprised heavy liquid pre-conditioned Master Composite material.  Table 18.2 summarizes the assay results for each of the Phase 4 composite types.

Table 18.2
Summary of the Assay Headgrades of the Phase 4,
Main Zone Metallurgical Samples, Prairie Creek Mine
Sample	Ag (g/t)	Pbsul (%)	Pbox (%)	Znsul (%)	Znox (%)	S (%)
Master Composite - Unconditioned - HLS pre-conditioned Low Oxide HLS Composite High Oxide HLS Composite	258 304 407 237	18.0 21.9 24.6 15.5	8.59 7.58 5.37 5.82	16.4 21.9 23.0 15.9	4.12 5.50 3.37 4.76	8.01 - 12.9 6.38

18.3.3	Heavy Liquid Separation

As part of the Phase 1 program of metallurgical tests, samples of mixed 930 mL and 870 mL composite material (Table 18.1) were crushed to -13.5 mm and subjected to separation at a SG of 2.7.  It was found that 31 percent of the run-of-mine material was rejected, which reject material had the following metal contents:

•	lead sulphide – grading 0.9 percent lead at a 2.8 percent loss in overall lead sulphide content;

•	lead oxide – grading 0.6 percent at a 4.2 percent loss in overall lead oxide content;

•	zinc sulphide – grading 0.7 percent zinc at a 1.8 percent loss in overall zinc sulphide content;

•	zinc oxide – grading 0.4 percent zinc at a 6.0 percent loss in overall zinc oxide content; and

•	silver – grading 13.3 g/t silver at a 3.0 percent loss in overall silver content.

For purposes of the Phase 3 pre-conditioning tests, samples of mixed Main Quartz Vein composites (Table 18.1) were crushed to minus 0.5 inches and then wet screened at 14 mesh.  The minus 14 mesh fraction was fines that by-passed a HLS process.  The plus 14 mesh material was treated in the HLS circuit (SG = 2.8) to produce a sink (i.e. heavier than SG = 2.8) and float (lighter than SG = 2.8).  The sink material plus the fines were used as feed for the grinding and flotation tests described in Sub-Sections 18.3.4 and 18.3.5, while the float was considered reject.  It was found that Main Quartz Vein material can successfully be pre-conditioned using a HLS process (SG = 2.8) with little loss in metal value in the sink/mill feed material, as Table 18.3 suggests.

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Table 18.3
Summary of the Heavy Liquid Separation (SG =2.8) Test Results on Phase 3
Main Quartz Vein Bulk Samples, Using a 150 Kilogram Feed
Sample	Product	Weight (%)	Assays (%)				Distribution (%)
			Pbsul	Pbox	Znsul	Znox	Pbsul	Znsul	Pbox	Znox
930 mL	Sink Fines Sink + Fines (mill feed) Float (reject)	54.81 25.56 80.37 19.63	22.6 13.1 19.6 1.32	6.52 7.77 6.92 0.79	20.0 24.8 21.5 1.81	5.58 8.38 6.47 1.12	77.5 70.9 98.4 1.6	62.1 35.9 90.0 2.0	62.5 34.8 97.3 2.7	56.4 39.5 95.9 4.1
	Head Calc.	100.00	16.0	5.71	17.7	5.42	100.0	100.0	100.0	100.0
870 mL	Sink Fines Sink + Fines (mill feed) Float (reject)	45.05 20.82 65.87 34.13	16.5 11.7 15.0 0.77	4.91 6.94 5.55 0.53	12.6 12.2 12.5 0.87	4.12 3.33 3.87 0.65	73.4 24.0 97.4 2.6	66.7 29.8 96.5 3.5	57.6 37.6 95.3 4.7	67.0 25.0 92.0 8.0
	Head Calc.	100.00	10.1	3.84	8.51	2.77	100.0	100.0	100.0	100.0

Notes:                      - The subscript ‘sul’ refers to sulphide mineralization, the subscript ‘ox’ refers to oxide mineralization
- The head grades of the bulk samples were affected directly by the amount of waste (dilution) included in the composites – the 870 mL composite contained more waste so the HLS process removed 34.1% of the weight and upgraded the lead content from 10.1% to 15.0% and the zinc content from 8.51% to 12.5%.
- The HLS float (reject) mainly comprised gangue minerals with minor metal sulphide and oxide content.

For purposes of the Phase 4 pre-conditioning tests, the Master Composite was crushed to minus 0.5 inches then screened at 14 mesh.  The plus 14 mesh material was treated with a heavy liquid process at SG = 2.8 to produce sink and float products.  The sink product was combined with the fines (minus 14 mesh fraction that by-pass the HLS process), crushed to ten mesh and then split into test charges for the Phase 4 flotation testwork described in Sub-Section 18.3.5.  The results of the Phase 4 pre-conditioning testwork are presented as Table 18.4, which reflects the fact that between 19.0 and 26.5 percent of the samples was rejected as waste with little loss in metal value.

Table 18.4
Summary of the Heavy Liquid Separation (SG = 2.8) Test Results
on Phase 4 Main Zone Composites, Using a 150 Kilogram Feed
Composite	Product	Weight (%)	Assays					Distribution (%)
			Ag (g/t)	Pbsul (%)	Pbox (%)	Znsul (%)	Znox (%)	Ag	Pbsul	Pbox	Znsul	Znox
Master	Sink Fines Sink + Fines Float (reject)	41.75 31.76 73.51 26.49	336 26.0 304 23.9	27.0 15.2 21.9 1.04	6.42 8.97 7.52 0.66	20.8 22.7 21.6 1.31	5.27 1.10 0.50 5.13	61.3 35.9 97.2 2.8	68.8 29.5 98.3 1.7	47.0 49.9 96.9 3.1	53.4 44.4 97.9 2.1	53.8 39.8 93.6 6.4
	Head Calc.	100.00	230	16.4	5.70	16.2	4.09	100.0	100.0	100.0	100.0	100.0
High Oxide HLS	Sink Fines Sink + Fines Float (reject)	46.46 30.91 77.37 22.63	242 245 243 27.3	17.4 13.1 15.7 1.16	4.18 7.62 5.55 0.81	16.2 16.2 16.2 1.25	4.76 5.47 5.04 1.09	57.8 39.0 96.8 3.2	65.2 32.7 97.9 2.1	43.3 52.6 95.9 4.1	58.7 39.1 97.8 2.2	53.3 40.8 94.1 5.9
	Head Calc.	100.00	194	12.4	4.48	12.8	4.15	100.0	100.0	100.0	100.0	100.0
Low Oxide HLS	Sink Fines Sink + Fines Float (reject)	51.27 29.55 80.82 19.18	469 356 428 24.1	30.7 18.7 26.3 0.97	4.59 8.06 5.86 0.55	20.2 28.8 23.3 1.35	2.85 4.17 3.33 0.87	68.6 30.1 98.7 1.3	73.4 25.7 99.1 0.9	48.6 49.2 97.8 2.2	54.1 44.5 98.6 1.4	51.1 43.1 94.2 5.8
	Head Calc.	100.0	350	21.5	4.84	19.1	2.86	100.0	100.0	100.0	100.0	100.0

Notes:                   -  The subscript ‘sul’ refers to sulphide mineralization, the subscript ‘ox’ refers to oxide mineralization

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18.3.4	Grind Size and Bond Work Index

Tests were performed during the Phase 4 program to examine the effect of fineness of grind using the basic conditions developed during Phase 3 work (that in turn was based on earlier work outlined above).  Grind sizes of 80 percent passing 60 microns, 80 percent passing 77 microns and 80 percent passing 117 microns were used.  The results confirmed earlier work, insofar as it was found that:

•	changes to the fineness of the primary grind did not result in any change in the lead oxide and zinc sulphide rougher metallurgical results; but

•	overall lead sulphide metallurgical results improved with an increase in the fineness of grind (which emphasizes the importance of a lead rougher concentrate regrind circuit); and

•	zinc oxide concentrate grade improved slightly at a coarser grind.

A series of ball mill grindability tests was also carried out as part of the Phase 4 program, on samples of each of the four composite types considered in analysis.   The results are summarized on Table 18.5, which reflects medium hard material with a metric Bond Work Index of 8.5 to 11.1.

Table 18.5
Summary of Grindability Test Results, Phase 4 Composites,
Main Zone Mineralized Material, Prairie Creek Mine
Sample	Grind Size (mesh)	P80 μm		Recirculation Load	Bond Work Index
		Feed	Product		Imperial	Metric
HLS Master Composite Master Composite HLS Low Oxide Composite HLS High Oxide Composite Low Oxide Composite High Oxide Composite	150 100 150 150 150 150	1921 2462 2057 1691 2093 2039	106 150 106 106 106 106	245 246 250 246 254 284	7.7 9.2 7.9 10.1 7.9 9.0	8.5 10.2 8.8 11.1 8.7 10.0

18.3.5	Flotation Testwork

Series of flotation tests were performed over the Phase 1 to Phase 4 metallurgical test series, which yielded progressive improvements in metal recoveries to concentrates, despite co-mingling of Main Quartz Vein and stratabound material.  Improvements were also realized in concentrate grades for HLS material.  The Phase 4 flotation tests were, therefore, concentrated on optimizing sulphide and oxide concentrate production using pre-conditioned sink plus fines material derived from the HLS tests on the Master Composite.  Confirmation tests were, however, also carried out on two sub-composites of the Master Composite, which sub-composites included dilution (i.e. the float/dilution had not been removed by pre-conditioning).

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The Phase 4 results are summarized on Table 18.6; the Phase 1 flotation test results yielded the following results:

•	Main Quartz Vein material produced –

o
a lead concentrate (sulphide and oxide combined) with lead grades of between 56 and 72 percent at a recovery rate of 88 and 84 percent, respectively, silver grades of 750 g/t to 860 g/t at recovery rates of 74 and 78 percent, respectively, and

o	a zinc concentrate (sulphide and oxide combined) with zinc grades of 51 to 57 percent at a recovery rate of 82 to 77 percent, respectively;

•	stratabound material produced –

o	a lead concentrate (sulphide only) with a lead grade of 60 percent at a recovery of 90 percent and a silver grade of 400 g/t at a recovery rate of 62 percent, and

o	zinc concentrate (sulphide) with a zinc grade of 54 percent at a recovery rate of 91 percent; and

•	co-mingled Main Quartz Vein and stratabound material produced –

o	a lead concentrate (sulphide and oxide) with a lead grade of 60 percent at a recovery of 80 percent and a silver grade of 860 g/t at a recovery rate of 73 percent, and

o	a zinc concentrate (sulphide and oxide) with a zinc grade of 55 percent at a recovery of 79 percent.

Table 18.6
Summary of Phase 4 Metallurgical Flotation Test Results,
Main Zone Composites, Prairie Creek Mine
Test No.	Composite	Concentrate	Wt (%)	Assays			Distribution (%)
				Ag (g/t)	Pb (%)	Zn (%)	Ag	Pb	Zn
30	Pre-conditioned Master (HLS)	Pb sulphide Pb oxide Pb sulphide + oxide Zn sulphide Zn oxide Zn sulphide + oxide Zn final tail	17.56 9.50 27.06 26.83 7.99 34.82 38.12	1,032 441 824 202 116 182 51.5	75.0 57.0 68.7 4.40 1.90 3.83 2.69	3.99 6.14 4.74 59.9 33.3 53.8 4.9	59.2 13.7 72.9 17.7 3.0 20.7 6.4	62.9 25.9 88.7 5.6 0.7 6.4 4.9	3.2 2.7 5.9 73.5 12.2 85.7 8.5
		Head Calc.	100.00	351	20.2	21.5	100.0	100.0	100.0
31	Unconditioned Master	Pb sulphide Pb oxide Pb sulphide + oxide Zn sulphide Zn oxide Zn sulphide + oxide Zn final tail	15.20 8.02 23.22 20.27 7.08 27.35 49.43	1,122 388 8.68 130 137 132 28.7	69.1 44.6 60.6 5.95 8.67 6.65 1.63	6.18 7.04 6.47 59.0 30.0 51.5 2.27	67.7 12.3 80.0 10.5 2.8 14.3 5.6	62.9 21.4 84.3 7.2 3.7 10.9 4.8	5.6 3.4 9.0 71.6 12.7 84.3 6.7
		Head Calc.	100.00	252	16.7	16.7	100.0	100.0	100.0

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18.3.6	Chemical Analysis of Concentrates

The Phase 4 concentrate products from Test 30 were submitted for chemical analysis.  The results are summarized on Table 18.7.   They confirm the earlier conclusion (Sub-Section 18.1.2) that smelter penalties will inevitably be incurred due to elevated concentrations of antimony, arsenic and mercury (the results highlighted in BLUE on Table 18.7).

Table 18.7
Summary of Smelter Impurity Analyses of the Concentrates from the Phase 4
Master Composite (Locked Cycle Test 30), Prairie Creek Mine
Element	Assays (% or g/t)
	Pb Sulphide Concentrate	Pb Oxide Concentrate	Zn Sulphide Concentrate	Zn Oxide Concentrate
Lead (Pb)
Zinc (Zn)
Copper (Co)
Iron (Fe)
Cobalt (Co)
Arsenic (As)
Antimony (Sb)
Tin (Sn)
Sulphur (S)
Carbon (C)
Germanium (Ge)
Selenium (Se)
Fluorine (F)
Titanium (Ti)
Calcium (Ca)
Magnesium (Mg)
Manganese (Mn)
Aluminium (Al)
Silica (Si)
Bismuth (Bi)
Cadmium (Cd)
Mercury (Hg)
Gold (Au)
Silver (Ag)
Chlorine (Cl)
Indium (In)
Gallium (Ga)

71.5%
3.93%
1.96%
0.14%
less than 0.02%
0.35%
1.09%
less than 0.002%
12.9%
0.17%
less than 4.0 g/t
less than 10 g/t
less than 0.01%
less than 0.004%
less than 0.04%
0.024%
less than 0.002%
less than 0.08%
0.48%
less than 0.002%
0.034%
562 g/t
0.03 g/t
1,034 g/t
90 g/t
less than 0.002%
less than 0.004%

56.5%
6.09%
0.42%
1.06%
less than 0.02%
0.27%
0.67%
less than 0.002%
1.27%
4.09%
less than 4.0 g/t
23.0 g/t
less than 0.01%
0.009%
0.43%
0.21%
0.007%
0.24%
6.07%
less than 0.002%
0.047%
936 g/t
0.05 g/t
438 g/t
52 g/t
less than 0.002%
less than 0.004%

4.02%
60.1%
0.31%
0.36%
less than 0.02%
0.079%
0.12%
less than 0.002%
30.0%
0.43%
6.0 g/t
less than 10 g/t
less than 0.01%
less than 0.004%
0.11%
0.061%
0.007%
0.10%
1.36%
less than 0.002%
0.36%
2,730 g/t
0.08 g/t
190 g/t
57 g/t
less than 0.002%
less than 0.004%

2.53%
32.0%
0.54%
1.08%
less than 0.02%
0.073%
0.11%
less than 0.002%
0.28%
6.50%
less than 4.0 g/t
17 g/t
0.02%
0.03%
1.68%
0.98%
0.04%
0.79%
23.1%
less than 0.002%
0.22%
477 g/t
0.03 g/t
117 g/t
58 g/t
less than 0.002%
less than 0.004%

18.3.7	Beneficiation Process

Figure 18.1 details the flowsheet and reagent scheme defined following the Phase 4 metallurgical tests earlier described which process, for the reasons outlined, represents the culmination of all metallurgical work to date (September 2007).  The flowsheet and reagent scheme were designed by SGS Lakefield to handle the variations in the processing characteristics of Prairie Creek Main Zone mineralization.  The split circuit lead sulphide cleaners separate cleaning of the lead sulphide scavenger concentrate; the scavenger cleaner concentrate is combined with the lead rougher concentrate for recleaning.  The scalp concentrate from the lead cleaner scavenger contains lead/zinc middlings that are recycled to the primary grind.  The configuration eliminates the need for regrinding a portion of the lead concentrate.

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Feed
Grind
Pb Sul Rougher
Pb Sul Scav
Pb Sul 1st Cleaner
Pb Sul Scav CL
Pb Sul Scalp
Pb Sul 2nd Cleaner
Pb Sul 3rd Cleaner
Pb Sul. Cleaner Conc.
Condition 1
Condition 2
Condition 3
Zn Sul Rougher
Zn Sul Scav
Condition
Zn Sul 1st Cleaner
Zn Sul Cl Sc
Zn Sul 2nd Cleaner
Zn Sul 3rd Cleaner
Zn Cleaner Conc
Dewatering
Condition
Condition
Pb Ox Rougher
Pb Ox Scav
Pb Ox 1st Cleaner
Pb Ox 2nd Cleaner
Pb Ox Cleaner Conc.
Deslime
Slime
Condition
Condition
Zn Ox Rougher
Zn Ox Scav
Zn Ox 1st Cleaner
Zn Ox Cl Sc
Final Tail
Zn Ox 2nd Cleaner
Zn Ox 3rd Cleaner
Zn Ox Cleaner Conc

Figure 18.1 – A Summary of the Phase 4 Process Flowsheet, Prairie Creek Min

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18.3.8	Reagent Scheme

The Phase 4 Master Composite contained an elevated amount of clay-like slime compared with the composites used in earlier tests series, which interfered with flotation and selectivity.  The reagent scheme developed in the Phase 3 work was, therefore, modified slightly to both compensate for the clay content and to improve zinc concentrate grade and selectivity.  The objectives were achieved, insofar as:

•	compared with the Phase 3 results, the Phase 4 Master Composite yielded improved lead concentrate grade and reduced the zinc content of the lead concentrate; and

•	significantly improved the zinc concentrate grade while maintaining the same zinc recovery rates.

The Phase 4 reagent scheme, summarized on Table 18.8, may, therefore, reasonably be assumed to be optimal for the metallurgical test results to date (September 2007) – assuming four concentrates are required as the end-products (i.e. rather than optimized lead and zinc sulphide concentrates only, as earlier outlined).

Table 18.8
Phase 4 Optimized Reagent Scheme for the Beneficiation
of Prairie Creek, Main Zone Mineralized Material
Reagent	Additions
	Lead Sulphide	Lead Oxide	Zinc Sulphide	Zinc Oxide
Modifiers & Depressants Na2CO3 (soda ash) Na2S AQ4 P82 Sodium Silicate ‘N’ CuSO4 DV177 Calgon/Dispersogen (1:1) Collectors & Frothers DF067 Sodium isobutyl xanthate 3894 Normac S MIBC	2.500 - 3,600 500 200 - 300 1,000 - 1,200 - - - - 20 - 25 20 - 24 - - 5 - 10	- 800 - 1,000 150 - 250 - 500 - 1,000 - - - 10 - 15 40 - 60 - - As required	1,000 - 1,200 - 200 - 300 - - 1,200 - 1,500 - - - 40 - 60 15 - -	- 1,000 - 1,500 - - 800 - 1,200 - 250 - 400 200 - 400 - 40 - 60 - 150 - 200 -
Notes:                      Depressant P82 = ZnSO4 – 50%, Na2S2O3 – 25%, Na2S2O5 – 25%
      Reagent AQ4 = Accumer 9000 – 33%, Na2SiO3 – 34%, NaPO4 – 33%

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19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Details of MineFill’s September 2007 resource estimates of Main Zone mineralized material are presented in the following sub-sections.  The resources were estimated in accordance to the definitions stated in the Canadian Institute of Mining and Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 14, 2000 (CIMM 2000).  The resource estimation procedure included the following tasks:

•	verification of entered assay data in an Excel database, from original assay certificates;

•	importation of the assay data into SURPAC;

•	estimation of mineral resources using a block modeling technique; and

•	classification of mineral resources using a statistical confidence method.

The resource estimates relied on underground channel sample, surface drillcore and underground drillcore data collected by the Company since 1992.  The 1992 to 1998 assay database was verified by MRDI; MineFill verified the 2001 to July 2007 assay database (Sub-Section 16.2).  Only those assays that were deemed verified were used for purposes of resource estimation.

19.1	Assay Statistics

To facilitate grade estimation and statistical analysis, drillhole samples were composited for each Main Zone mineralization type (Main Quartz Vein, stockwork and stratabound).  Separate analyses were carried out for silver, copper, lead, zinc and specific gravity.  All composites were confined to the respective mineralized zones.  Those for the Main Quartz Vein were composited over the entire vein intercepts, whereas composites created for the stockwork and stratabound zones were created using a best-fit method, with a specified composite length of two metres.

19.1.1	Silver Statistics

Main Quartz Vein:  Statistics for the Main Quartz Vein silver composites are summarized on Table 19.1.  Figure 19.1 is a histogram plot that displays the same results graphically.

Stockwork Material:  Statistics for the Main Zone stockwork silver composites are summarized on Table 19.2.  Figure 19.2 is a histogram plot that displays the same results graphically.

Stratabound Material:  Statistics for the Main Zone stratabound silver composites are summarized on Table 19.3.  Figure 19.3 is a histogram plot that displays the same results graphically.

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Table 19.1

Statistics for Silver Composites – Main Quartz Vein Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	454 0.01 1,073
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	98.58 179.7 278.6 513.9
Mean Variance Standard Deviation Coefficient of Variation	201.9 20123 141.9 0.703
Skewness Kurtosis	1.524 7.848

Figure 19.1 - Silver Composites Histogram Plot - Main Quartz Vein Material

Table 19.2
Statistics for Silver Composites – Main Zone Stockwork Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	46 5.151 1741
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	26.28 62.15 206.2 1074
Mean Variance Standard Deviation Coefficient of Variation	153.8 68294 261.3 1.699
Skewness Kurtosis	4.862 29.67

Figure 19.2 - Silver Composites Histogram Plot – Main Zone Stockwork Material

Table 19.3
Statistics for Silver Composites – Main Zone Stratabound Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	199 0 410.10
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	17.22 39.55 72.12 225.58
Mean Variance Standard Deviation Coefficient of Variation	57.43 3887.07 62.35 1.09
Skewness Kurtosis	2.53 11.88

Figure 19.3 - Silver Composites Histogram Plot – Stratabound Material

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

19.1.2	Copper Statistics

Main Quartz Vein Material:  Statistics for the Main Quartz Vein copper composites are summarized on Table 19.4.  Figure 19.4 is a histogram plot that displays the same results graphically.

Stockwork Material:  Statistics for the Main Zone stockwork copper composites are summarized on Table 19.5.  Figure 19.5 is a histogram plot that displays the same results graphically.

Stratabound Material:  Statistics for the Main Zone stratabound copper composites are summarized on Table 19.6.  Figure 19.6 is a histogram plot that displays the same results graphically.

Table 19.4
Statistics for Copper Composites – Main Quartz Vein Material
Variable	Value
Upper Cap	2.60%
Number of samples Minimum value Maximum value	392 0.001 2.51
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	0.178 0.366 0.597 1.318
Mean Variance Standard Deviation Coefficient of Variation	0.432 0.124 0.352 0.813
Skewness Kurtosis	1.599 7.04

Figure 19.4 - Copper Composites Histogram Plot – Main Quartz Vein Material

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 19.5
Statistics for Copper Composites – Main Zone Stockwork Material
Variable	Value
Upper Cap	2.60%
Number of samples Minimum value Maximum value	66 0 1.196
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	0.007 0.033 0.147 0.566
Mean Variance Standard Deviation Coefficient of Variation	0.111 0.037 0.193 1.740
Skewness Kurtosis	3.327 16.89

Figure 19.5 - Copper Composites Histogram Plot – Stockwork Material

Table 19.6
Statistics for Copper Composites – Main Zone Stratabound Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	199 0.00 0.31
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	0.01 0.01 0.02 0.10
Mean Variance Standard Deviation Coefficient of Variation	0.02 0.00 0.04 1.67
Skewness Kurtosis	5.07 33.30

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Figure 19.6 - Copper Composites Histogram Plot – Main Zone Stratabound Material

19.1.3	Lead Statistics

Main Quartz Vein Material:  Statistics for the Main Quartz Vein lead composites are summarized on Table 19.7.  Figure 19.7 is a histogram plot that displays the same results graphically.

Stockwork Material:  Statistics for the Main Zone stockwork lead composites are summarized on Table 19.8.  Figure 19.8 is a histogram plot that displays the same results graphically.

Stratabound Material:  Statistics for the Main Zone stratabound lead composites are summarized on Table 19.9.  Figure 19.9 is a histogram plot that displays the same results graphically.

Table 19.7
Statistics for Lead Composites – Main Quartz Vein Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	454 0.04 43.01
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	6.089 10.426 15.9 29.86
Mean Variance Standard Deviation Coefficient of Variation	11.776 59.61 7.721 0.656
Skewness Kurtosis	0.899 3.745

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Figure 19.7 - Lead Composites Histogram Plot – Main Quartz Vein Material

Table 19.8
Statistics for Lead Composites – Main Zone Stockwork Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	66 0 14.761
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	0.145 0.935 2.917 12.56
Mean Variance Standard Deviation Coefficient of Variation	2.427 11.80 3.435 1.415
Skewness Kurtosis	1.91 6.013

Figure 19.8 - Lead Composite Histogram Plot – Main Zone Stockwork Material

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 19.9
Statistics for Lead Composites – Main Zone Stratabound Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	199 0.016 42.36
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	1.481 3.948 8.155 18.31
Mean Variance Standard Deviation Coefficient of Variation	5.672 34.90 5.907 1.042
Skewness Kurtosis	2.445 12.67

Figure 19.9 - Lead Composite Histogram Plot – Main Zone Stratabound Material

19.1.4	Zinc Statistics

Main Quartz Vein Material:  Statistics for the Main Quartz Vein zinc composites are summarized on Table 19.10.  Figure 19.10 is a histogram plot that displays the same results graphically.

Stockwork Material:  Statistics for the Main Zone stockwork zinc composites are summarized on Table 19.11.  Figure 19.11 is a histogram plot that displays the same results graphically.

Stratabound Material:  Statistics for the Main Zone stratabound zinc composites are summarized on Table 19.12.  Figure 19.12 is a histogram plot that displays the same results graphically.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 19.10

Statistics for Zinc Composites – Main Quartz Vein Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	449 0.03 41.78
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	4.829 9.677 16.03 33.26
Mean Variance Standard Deviation Coefficient of Variation	11.58 75.79 8.706 0.752
Skewness Kurtosis	1.088 3.943

Figure 19.10 - Zinc Composites Histogram Plot – Main Quartz Vein Material

Table 19.11
Statistics for Zinc Composites – Main Zone Stockwork Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	66 0 25.474
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	0.633 2.377 8.67 22.07
Mean Variance Standard Deviation Coefficient of Variation	5.46 42.4 6.51 1.193
Skewness Kurtosis	1.414 4.114

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Figure 19.11 - Zinc Composite Histogram Plot – Main Zone Stockwork Material

Table 19.12
Statistics for Zinc Composites – Main Zone Stratabound Material
Variable	Value
Upper Cap	N/A
Number of samples Minimum value Maximum value	199 0.022 34.88
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	3.351 9.500 15.76 23.69
Mean Variance Standard Deviation Coefficient of Variation	9.911 53.55 7.318 0.738
Skewness Kurtosis	0.501 2.49

Figure 19.12 - Zinc Composite Histogram Plot – Main Zone Stratabound Material

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

19.2	Mineralized Domain Boundaries

The Company provided MineFill with solids that outlined the three main types of Main Zone mineralization (Main Quartz Vein, stockwork and stratabound).  Their basis was in the Company’s geological database that contained both surface and underground drillholes and channel samples.  MineFill verified the solids against the database and found that the solids created were representative of the mineralized zones.

Figure 19.13 shows the Main Quartz Vein solid from the east; Figure 19.14 shows the Main Quartz Vein and stratabound solids from the east, Figure 19.15 shows the stockwork solid looking vertically down the Main Quartz Vein and Figure 19.16 shows all three mineralized solids looking northwest.  Main Quartz Vein, stockwork and stratabound mineralization are in each case colored shades of BROWN, RED and BLUE, respectively.

Figure 19.13 - Solid Models of Main Zone Mineralization, Looking West

Figure 19.14 - Solid Models of Main Zone Mineralization, Looking East

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Figure 19.15 - Solid Models of Main Zone Mineralization,
Looking Vertically Downwards

Figure 19.16 - Solid Models of Main Zone Mineralization, Looking Northwest

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

19.3	Variogram Modeling

The variogram characterizes the spatial continuity or roughness of a dataset.  Variogram analysis consists of the experimental variogram calculated from the data and the variogram model fitted to the data.  The experimental variogram is calculated by averaging one half the difference squared of the values over all pairs of observations with the specified separation distance and direction.  It is plotted as a two-dimensional graph.  The gamma symbol (γ) is a standard symbol for a variogram.  Variogram value for distance “h” is given by:

g(h) =   sum of (sample value – value of sample A at distance h)2
                                           2(number of pairs collected for the distance h)

The first step in variogram modeling is to model the nugget effect, which:

•	describes the expected difference between samples when the separation distance is almost negligible; and

•	encompasses both the inherent small scale variability and the errors due to measuring the sample values (human error and measurement system error).

The sill in variogram modeling represents the total variability inherent in the data.  The last parameter of a variogram is the range, which is the separation distance at which the variability between pairs is equivalent to the overall data variability.  When samples are separated by distances beyond the range of influence they have no spatial correlation.

19.3.1	Main Quartz Vein Variography

Variography was performed on the composite data for the Main Quartz Vein mineralized solid. In order to exclude outliers, the maximum composite values used for silver and copper were limited to 1,000 grams per tonne and 2.6 percent, respectively.  No other restrictions were placed on the data.

The Main Quartz Vein solid was treated as a two-dimensional exercise, insofar as variograms were created in the plane of the vein.  Variogram maps of the gamma values in the plane of the vein were generated in an attempt to identify any existing anisotropy.  Normal, log and pair-wise relative variogram maps showed no apparent directional bias for any of the elements. Variograms were then generated in three principal directions for modeling purposes: horizontal (azimuth = 016 degrees), down plunge (minus 76 degrees towards 106.3 degrees) and midway between the two (minus 45 degrees towards 030 degrees).  The horizontal direction had the largest numbers of sample pairs and provided the best variogram for modeling.  Spherical models were fitted for silver, copper and lead and showed ranges varying from 46 to 71 metres (Figures 19.17, 19.18 and 19.19, respectively). A nested spherical model was fitted to the zinc variogram, with the first range measuring 35.5 metres and the long range 167 metres (Figure 19.20).

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Figure 19.17 – Variogram Plot for Silver – Main Quartz Vein Material

Figure 19.18 - Variogram Plot for Copper – Main Quartz Vein Material

Figure 19.19 - Variogram Plot for Lead – Main Quartz Vein Material

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Figure 19.20 - Variogram Plot for Zinc – Main Zone Quartz Material

At 166.926 metres the range value for zinc (Figure 19.20) was considered excessive.  The variogram results for Main Quartz Vein lead were instead assumed for purposes of resource estimation, not least as they yield more conservative results.

19.3.2	Stockwork Variography

There were insufficient samples to generate meaningful variograms for stockwork material.  The results for Main Quartz Vein material were, therefore, assumed for purposes of stockwork resource estimation.

19.3.3	Stratabound Variography

For the Main Zone stratabound solid, directional variograms were modeled using silver, lead and zinc composites (Figure 19.21, 19.22 and 19.23, respectively).  Copper was not considered in analysis due to the consistently low to negligible assay values reported for stratabound material.  The major and semi-major axes were identified as parallel to the flat-lying geometry of the mineralized zone.  Fitted spherical models appeared to be identical in range, which varied from 40.0 to 61.5 metres.  The minor axis was steeply south-dipping with an approximate range of one third of the major axes (i.e. 15.0 to 16.7 metres).

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Figure 19.21 – Variogram Plot for Silver – Main Zone Stratabound Material

Figure 19.22 - Variogram Plot for Lead – Main Zone Stratabound Material

Figure 19.23 - Variogram Plot for Zinc – Main Zone Stratabound Material

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

19.4	Block Models

Two block models were created in SURPAC, one which encompassed the Main Quartz Vein and stockwork solids and a second that encompassed the stratabound solid.  Block assay values were computed by the inverse distance to the second power (ID2).  Three passes were performed for silver, copper, lead, and zinc:

•	the first pass utilized an octant search with a minimum of four samples to a maximum of 24 samples, the range found through variogram modeling and no more than three empty adjacent octants;

•	the second pass utilized an ellipsoidal search with a minimum of two samples, a maximum of 24 samples and a range of 300 metres; and

•
a third pass utilized an ellipsoidal search with a minimum of two samples, a maximum of 24 samples and a range of 500 metres (to establish the amount and position of any additional resources that were not captured by the of the 300 metre search radius).

Estimations were performed inside each mineralized solid; the Main Quartz Vein plus stockwork block model took precedence where the solids overlapped.  Table 19.13 summarizes the block model parameters used for the combined Main Quartz Vein plus stockwork solid.  Table 19.14 summarizes the block model parameters used for the stratabound solid.

Table 19.13
Summary of the Main Quartz Vein plus Stockwork Block Model Parameters
Type	y	x	z
Minimum co-ordinates Maximum co-ordinates	6,825,984 6,828,336	404,681 405,125	-50 1,102
User block size Min. block size	16 2	4 0.5	16 2
Rotation	16.6°	0°	18°
Total Number of Blocks	1,610,336

Table 19.14
Summary of the Main Zone Stratabound Block Model Parameters
Type	y	x	z
Minimum co-ordinates Maximum co-ordinates	6,825,984 6,826,912	404,682 405,210	500 800
User block size Min. block size	16 2	16 2	4 0.5
Rotation	16.6°	0°	18°
Total Number of Blocks	128,738

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

The two block models use the same orientation due to the similar of their trends.  For the Main Quartz Vein model, the block size was reduced to four metres in the X direction to better represent the width of the vein.  For the stratabound block model, a block size of four metres was used in the Z direction to reflect the flat lying nature of the stratabound mineralized zone.

19.4.1	Silver Block Models

Silver block model values were estimated using the inverse distance ID2.  The parameters used for purposes of estimation are summarized on Tables 19.15 and 19.16.

Table 19.15
Silver Search Parameters for the Main Quartz Vein plus Stockwork Block Model
Anisotrophy Factors
Semi Major Axis Minor Axis	1 1
Other Interpolation Parameters
Surpac Rotation Convention
Max. Search Distance of Major Axis
Max. Vertical Search Distance
Minimum Number of Informing Samples
Maximum Number of Informing Samples
Estimation
Inverse  Distance Power
Cumulative Sill
Nugget Effect
Model
Range
Azimuth
Plunge
Dip
Semi Major Ratio
Minor Ratio
ZXY LRL 45.996 45.996 4 24 Inverse Distance 2 18153.6 9868.53 prairiemqv.mdl 45.996 0 0 0 1 1

Table 19.16
Silver Search Parameters for Main Zone Stratabound Block Model
Anisotrophy Factors
Semi Major Axis Minor Axis	1 3.695
Other Interpolation Parameters
Surpac Rotation Convention
Max. Search Distance of Major Axis
Max. Vertical Search Distance
Minimum Number of Informing Samples
Maximum Number of Informing Samples
Estimation
Inverse  Distance Power
Cumulative Sill
Nugget Effect
Model
Range
Azimuth
Plunge
Dip
ZXY LRL 61.515 61.515 4 24 Inverse Distance 2 5059 436.5 prairiesms.mdl 61.515 10 -13 0

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

The silver blocks and silver composites for the Main Quartz Vein, stockwork and stratabound mineralized zones were compared to confirm proper estimations.  The results are summarized on Tables 19.17 to 19.19, inclusive.

Table 19.17
Comparison of Main Quartz Vein Silver Blocks and Composite Statistics
Variable	Silver Blocks	Silver Composites
Number of samples Minimum value Maximum value	617 15.05 421.8	454 0.01 1072.6
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	175.2 246.2 265.4 367.7	98.6 179.7 278.6 513.9
Mean Variance Standard Deviation Coefficient of Variation	227.5 6804 82.49 0.363	201.9 20123 141.9 0.703

Table 19.18
Comparison of the Main Zone Stockwork Silver Blocks and Composite Statistics
Variable	Silver Blocks	Silver Composites
Number of samples Minimum value Maximum value	88 11.60 150.7	66 0 312
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	19.47 33.00 57.55 122.6	3.84 14.99 72.1 236
Mean Variance Standard Deviation Coefficient of Variation	43.09 908.3 30.14 0.699	47.6 4484 67.0 1.408

Table 19.19
Comparison of the Main Zone Stratabound Silver Blocks and Composite Statistics
Variable	Silver Blocks	Silver Composites
Number of samples Minimum value Maximum value	171 7.729 178.0	199 0 410.1
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	42.86 64.43 87.65 155.1	17.22 39.55 72.12 225.6
Mean Variance Standard Deviation Coefficient of Variation	69.17 1140 33.76 0.488	57.43 3887 62.35 1.086

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

19.4.2	Copper Block Models

Copper block model values were estimated using the inverse distance ID2.  The parameters used for purposes of estimation are summarized on Tables 19.20.  As earlier outlined, a copper block model for stratabound material was neither compiled nor run due to the consistently low to negligible copper assay grades reported in the available database.

Table 19.20
Copper Search Parameters for the Main Quartz Vein plus Stockwork Block Model
Anisotrophy Factors
Semi Major Axis Minor Axis	1 1
Other Interpolation Parameters
Surpac Rotation Convention
Max. Search Distance of Major Axis
Max. Vertical Search Distance
Minimum Number of Informing Samples
Maximum Number of Informing Samples
Estimation
Inverse  Distance Power
Cumulative Sill
Nugget Effect
Model
Range
Azimuth
Plunge
Dip
Semi Major Ratio
Minor Ratio
ZXY LRL 67.565 67.565 4 24 Inverse Distance 2 0.13 0.066 prairiemqv.mdl 67.565 0 0 0 1 1

The copper blocks and copper composites for the Main Quartz Vein and stockwork zones are compared to confirm proper estimations.  The results are summarized on Tables 19.21 and 19.22.

Table 19.21
Comparison of the Main Quartz Vein Copper Block and Composite Statistics
Variable	Copper Blocks	Copper Composites
Number of samples Minimum value Maximum value	617 0.011 1.227	392 0.001 2.51
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	0.356 0.469 0.554 1.189	0.178 0.366 0.597 1.318
Mean Variance Standard Deviation Coefficient of Variation	0.492 0.071 0.267 0.544	0.432 0.124 0.352 0.813

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 19.22
Comparison of the Main Zone Stockwork Copper Block and Composite Statistics
Variable	Copper Blocks	Copper Composites
Number of samples Minimum value Maximum value	88 0.022 0.265	66 0 1.196
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	0.05 0.076 0.124 0.247	0.007 0.033 0.147 0.566
Mean Variance Standard Deviation Coefficient of Variation	0.095 0.004 0.060 0.631	0.111 0.037 0.193 1.74

19.4.3	Lead Block Models

Lead block model values were estimated using the inverse distance ID2.  The parameters used for purposes of estimation are summarized on Tables 19.23 and 19.24.

Table 19.23
Lead Search Parameters for the Main Quartz Vein plus Stockwork Block Model
Anisotrophy Factors
Semi Major Axis Minor Axis	1 1
Other Interpolation Parameters
Surpac Rotation Convention
Max. Search Distance of Major Axis
Max. Vertical Search Distance
Minimum Number of Informing Samples
Maximum Number of Informing Samples
Estimation
Inverse  Distance Power
Cumulative Sill
Nugget Effect
Model
Range
Azimuth
Plunge
Dip
Semi Major Ratio
Minor Ratio
ZXY LRL 71.808 71.808 4 24 Inverse Distance 2 53.26 30.00 prairiemqv.mdl 71.808 0 0 0 1 1

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 19.24
Lead Search Parameters for the Main Zone Stratabound Block Model
Anisotrophy Factors
Semi Major Axis Minor Axis	1 3.525
Other Interpolation Parameters
Surpac Rotation Convention
Max. Search Distance of Major Axis
Max. Vertical Search Distance
Minimum Number of Informing Samples
Maximum Number of Informing Samples
Estimation
Inverse  Distance Power
Cumulative Sill
Nugget Effect
Model
Range
Azimuth
Plunge
Dip
ZXY LRL 58.54 58.54 4 24 Inverse Distance 2 41.10 7.517 prairiesms.mdl 58.54 10 -13 0

Comparisons of the populations of lead blocks and lead composite data for untransformed Main Quartz Vein, stockwork and stratabound zones are summarized on Tables 19.25 to 19.27, inclusive.

Table 19.25
Comparison of the Main Quartz Zone Lead Block and Composite Statistics
Variable	Lead Blocks	Lead Composites
Number of samples Minimum value Maximum value	617 0.576 28.79	454 0.04 43.01
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	10.09 14.50 17.46 22.52	6.089 10.43 15.9 29.86
Mean Variance Standard Deviation Coefficient of Variation	13.68 26.35 5.133 0.375	11.78 59.61 7.721 0.656

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 19.26
Comparison of the Main Zone Stockwork Lead Block and Composite Statistics
Variable	Lead Blocks	Lead Composites
Number of samples Minimum value Maximum value	88 0.415 7.938	66 0 14.761
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	0.997 1.786 2.744 7.233	0.145 0.935 2.917 12.56
Mean Variance Standard Deviation Coefficient of Variation	2.312 3.05 1.746 0.755	2.427 11.80 3.435 1.415

Table 19.27
Comparison of the Main Zone Stratabound Lead Block and Composite Statistics
Variable	Lead Blocks	Lead Composites
Number of samples Minimum value Maximum value	171 0.733 18.51	199 0.016 42.36
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	4.238 6.067 7.946 15.21	1.481 3.948 8.155 18.31
Mean Variance Standard Deviation Coefficient of Variation	6.412 8.803 2.967 0.463	5.672 34.90 5.907 1.042

19.4.4	Zinc Block Models

Zinc block model values were estimated using the inverse distance ID2.  The parameters used for purposes of estimation are summarized on Tables 19.28 and 19.29.  As earlier outlined, at 166.926 metres the range value for Main Quartz Vein silver, as determined by variogram modeling (Sub-Section 19.3.1), was considered excessive and the variogram results for Main Quartz Vein lead were instead assumed for purposes of resource estimation (which assumption is reflected on Table 19.28).

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 19.28
Zinc Search Parameters for the Main Quartz Vein plus Stockwork Block Model
Anistrophy Factors
Semi Major Axis Minor Axis	1 1
Other Interpolation Parameters
Surpac Rotation Convention
Max. Search Distance of Major Axis
Max. Vertical Search Distance
Minimum Number of Informing Samples
Maximum Number of Informing Samples
Kriging Type
Variogram Model
Cumulative Sill
Nugget Effect
Model
Range
Azimuth
Plunge
Dip
Semi Major Ratio
Minor Ratio
ZXY LRL 71.808 71.808 4 24 Inverse Distance 2 53.26 30.00 prairiemqv.mdl 71.808 0 0 0 1 1

Table 19.29
Zinc Search Parameters for the Main Zone Stratabound Block Model
Anisotrophy Factors
Semi Major Axis Minor Axis	1 3.05
Other Interpolation Parameters
Surpac Rotation Convention	ZXY LRL
Max. Search Distance of Major Axis
Max. Vertical Search Distance
Minimum Number of Informing Samples
Maximum Number of Informing Samples
Kriging Type
Variogram Model
Cumulative Sill
Nugget Effect
Model
Range
Azimuth
Plunge
Dip
40.276 40.276 4 24 Inverse Distance 2 52.99 25.10 prairiesms.mdl 40.28 10 -13 0

Comparisons of the populations of zinc blocks and zinc composite data for untransformed Main Quartz Vein, stockwork and stratabound zones are summarized on Tables 19.30 to 19.32, inclusive.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Table 19.30
Comparison of the Main Quartz Zone Zinc Block and Composite Statistics
Variable	Zinc Blocks	Zinc Composites
Number of samples Minimum value Maximum value	617 0.18 28.41	449 0.03 41.782
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	6.592 9.882 13.209 23.228	4.829 9.677 16.033 33.255
Mean Variance Standard Deviation Coefficient of Variation	10.63 31.942 5.652 0.532	11.575 75.788 8.706 0.752

Table 19.31
Comparison of the Main Zone Stockwork Zinc Block and Composite Statistics
Variable	Zinc Blocks	Zinc Composites
Number of samples Minimum value Maximum value	88 1.431 17.225	66 0 25.474
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	2.949 4.388 5.812 14.064	0.633 2.377 8.669 22.071
Mean Variance Standard Deviation Coefficient of Variation	5.088 11.111 3.333 0.655	5.457 42.396 6.511 1.193

Table 19.32
Comparison of the Main Zone Stratabound Zinc Block and Composite Statistics
Variable	Zinc Blocks	Zinc Composites
Number of samples Minimum value Maximum value	171 1.029 19.50	199 0.022 34.88
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	7.084 10.597 13.66 17.88	3.351 9.5 15.76 23.69
Mean Variance Standard Deviation Coefficient of Variation	10.64 16.91 4.112 0.386	9.911 53.55 7.318 0.738

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

19.4.5	Specific Gravity

A SG block model was compiled as part of MineFill’s Main Zone resource modeling program. The statistics for the SG composites are presented in Table 19.33, which does not include stockwork material due to the limited amount of readily available, material-relevant SG data and a lack of an applicable regression function.  An average SG of 3.31 was instead applied throughout the stockwork block model, which value is a reasonable average for Main Quartz Vein material (which is similar in mineral composition – Section 11).

Table 19.33
Summary of Statistics for SG Composites, Main Zone Mineralization
Variable	Main Quartz Vein	Stratabound
Upper Cap	N/A	N/A
Number of samples Minimum value Maximum value	454 2.63 4.87	199 2.835 4.447
25.0 Percentile 50.0 Percentile (median) 75.0 Percentile 97.0 Percentile	3.02 3.24 3.49 3.99	3.242 3.636 3.961 4.365
Mean Variance Standard Deviation Coefficient of Variation	3.26 0.12 0.35 0.11	3.611 0.194 0.440 0.122
Skewness Kurtosis	0.60 3.68	-0.102 1.914

The SG block model values for Main Quartz Vein and stratabound material were estimated by using the inverse distance ID2.  The parameters used for purposes of estimation are those of lead (Table 19.23 for Main Quartz Vein material and Table 19.24 for stratabound material) because consideration of the available SG dataset showed that lead assay grades have the greatest influence on SG values.

19.5	Mineral Resources

Mineral resources were estimated for the Main Quartz Vein, stockwork and stratabound mineralized zones, from the block models described.  The results are summarized on Table 19.34.

Table 19.34

Summary of MineFill’s September 2007, Main Zone Mineral
Resource Estimations (CIMM, 2000)
Mineralized Zone	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Main Quartz Vein Stockwork Stratabound	9,399,783 686,210 1,295,912	214.20 50.16 64.51	0.497 0.111 N/A	11.86 2.68 6.07	12.76 5.84 10.49
Total	11,381,905	187.25	0.417	10.64	12.08

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

19.6.1	Scope

The results for a maximum search radius of 500 metres yielded an additional 175,040 tonnes (an additional 1.5 percent) of Main Quartz Vein resources grading 109.75 g/t Ag, 0.24% Cu, 6.58% Pb and 7.06% Zn.  Analysis showed these resources to be located in remote areas of the modeled mineralized zones where little or no information currently exists (the areas highlighted in LIGHT BLUE on Figure 19.24).

In the opinion of MineFill, a maximum search radius of 300 metres is justifiable for the type of mineralization considered in analysis, or at least that a search radius of 500 metres may reasonably be construed as excessive.  For these reasons the results for a maximum search radius of 300 metres were considered for purposes of resource classification; it is the resources for a maximum search radius of 300 metres that are summarized on Table 19.34.

19.6.2	Resource Classification

The undiluted, Main Zone resource estimates summarized on Table 19.34 were classified as Measured, Indicated and Inferred, according to CIMM (2000) resource classification standards (Table 19.35):

•
resources in the Main Quartz Vein were considered Measured when estimation was carried out using an octant search with a maximum of three empty adjacent octants, a range of 30.67 metres (two thirds of the minimum search radius/the search radius for silver, found by variography – Figure 19.17 and Table 19.15), a minimum sample count of four and a maximum sample count of 24;

•	Measured resources were not classified for stockwork mineralized material due to the assumptions applied in analysis (Indicated and Inferred resources only were defined);

•
resources in the stratabound zone were considered Measured when estimation was carried out using an octant search with a minimum of three empty adjacent octants, a range of 26.85 metres (two thirds of the minimum search radius/the search radius for zinc, found by variography – Figure 19.23 and Table 19.29), a minimum sample count of four and a maximum sample count of 24;

•
resources were classified as Indicated when estimation was carried out using an ellipsoidal search with ranges of 47.87 metres for the Main Quartz Vein and stockwork mineralization (two thirds of the maximum search radius/the search radius for lead, found by variography – Figure 19.19 and Table 19.23 – the search radius for zinc [at 166.93, Figure 19.20 and Table 19.28] being discarded as excessive) and 41.01 metres for stratabound mineralization (two thirds of the maximum search radius/the search radius for silver, found by variography – Figure 19.21 and Table 19.16), a minimum sample count of two and a maximum sample count of 24; and

•	ellipsoidal searches with a range of 300 metres define the remainder of the available resources as Inferred.

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Table 19.35
Summary of MineFill’s September 2007, Main Zone Mineral Resource
Estimations (CIMM, 2000), by Resource Category
Zone	Classification	Tonnes	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Main Quartz Vein	Measured	938,624	211.89	0.465	11.63	13.11
	Indicated	2,944,862	212.39	0.472	12.67	11.16
	Measured + Indicated	3,883,486	212.27	0.470	12.41	11.63
	Inferred	5,516,297	215.53	0.516	11.46	13.55
Stockwork	Indicated	682,165	50.15	0.112	2.68	5.85
	Inferred	4,045	51.31	0.126	2.51	5.54
Stratabound	Measured	611,417	67.6	-	6.68	10.85
	Indicated	663,261	62.0	-	5.53	10.15
	Measured + Indicated	1,274,678	64.7	-	6.08	10.49
	Inferred	21,234	55.7	-	5.65	10.49
Combined	Measured	1,550,041	154.9	0.282	9.67	12.22
	Indicated	4,290,288	163.3	0.342	9.98	10.16
	Measured + Indicated	5,840,329	161.1	0.326	9.89	10.71
	Inferred	5,541,576	214.8	0.514	11.43	13.54
Note:                    copper grades for stratabound material were not estimated due to the consistently low to negligible assay grades reported in the available database

The distribution of the Main Zone Measured, Indicated and Inferred resources is illustrated on Figure 19.24 for the Main Quartz Vein and on Figure 19.25 for stratabound mineralization.

Figure 19.24 - Distribution of Main Quartz Vein Resources, by Resource Classification (looking west, the areas highlighted in LIGHT BLUE are those captured by the maximum 500 m search radius)

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Figure 19.25 - Distribution of Stratabound Resources, by Resource Classification
 (looking vertically downwards)

20	OTHER RELEVANT DATA AND INFORMATION

MineFill is not aware of any other data or information that would be relevant to this Technical Report that is not already contained in one of the existing sections of this Technical Report.

21	INTERPRETATION AND CONCLUSIONS

Prairie Creek is an advanced project for which, in theory at least, modest capital investment and a Class A Water License only are required to allow production at the Mine to be started.  This is stated because:

•	the Mine has a robust Measured and Indicated, Main Zone resource base that reflects high-grade mineralization (especially zinc);

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PRAIRIE CREEK MINE

•	the results of the current Phase II underground drilling program can reasonably be expected to further enhance the amount (tonnes) of Measured and Indicated, Main Zone resources;

•
much of the required surface infrastructure and equipment is already in place, or at least only a limited amount of capital is probably required for new equipment and for rehabilitating and/or upgrading the existing mine and mill facilities; and

•	only a small amount of additional underground development would probably be required to start the production ramp-up to the target rate of 1,000 tonnes per day.

A fully developed road transport link to the Liard Highway, hence a Class B Water License and Department of Fisheries authorization for the planned road repairs and upgrades, is, however, also required.  This is stated because unless the current limitation of Mine Site access by small aircraft alone were not lifted, it would place unreasonable constraints on production mining and the movement off-site of the concentrate products.

21.1	A Feasibility Study

A definitive feasibility study is probably required for purposes of capital raising, albeit that robust project economics may reasonably be anticipated by virtue of:

•	the available resource grades (even when diluted in the normal process of stoping, high-grade, run-of-mine mill feed can reasonably be expected);

•
the fairly straightforward metallurgical process for co-mingled Main Quartz Vein and stratabound material (that yields a lead concentrate [sulphide and oxide] with a lead grade of approximately 69 percent at a recovery of nearly 89 percent and a silver grade of about 820 g/t at a recovery rate of approximately 73 percent, and a zinc concentrate [sulphide and oxide] with a zinc grade of nearly 54 percent at a recovery of approximately 86 percent); and

•	the likely limited amount of start-up capital required for mining and processing Main Zone mineralized material, especially compared to a new mine operation.

It is also worth emphasizing that significant upside resource potential exists over several kilometres to both the north and south of the Main Zone area: the exploration results indicate the presence of high-grade, vein type mineralization; and preliminary analysis suggests that structural continuity of the vein-type mineralization might exist.  Additional stratabound mineralized bodies might also be present.

21.2	Production Benefits

Production at the Mine would derive potentially significant economic benefits for the local First Nations community, not least due to the range of direct and indirect employment and business opportunities an operating mine would afford.  Improvements to the environment may also

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 reasonably be expected, not least as regards long-term acid rock drainage (due to long-term oxidation of pre-existing sulphide mineralization) and metal leaching from the existing mine workings that could remain largely uncontrolled without the benefit of an operating mine.  As regards the environment, it is worth emphasizing that:

•	metallurgical testing and process development has precluded the need for cyanide products in the beneficiation process;

•
although testing has shown the host rocks, tailings, mill rocks and waste rocks to be non- potentially acid generating (non-PAG), the Company plans to return all dewatered tailings and the majority of the majority of mill rock and waste rock (including dense medium separation “floats”) to the underground stopes, as backfill;

•	the Company plans to place excess mill rock and waste rock in engineered and non-engineered surface storage facilities;

•	tailings supernatant will be fully treated prior to its discharge to Prairie Creek (it may reasonably be assumed that the discharge will at least match the required environmental standards); and

•	concentrates will be stored on site in sheltered containers, prior to their removal for off-site toll-smelting and metal refining.

22	RECOMMENDATIONS

It is with the preceding comments and conclusions in mind that the following recommendations are made:

•
the Main Zone resource statement should be updated to include the results of the current (September 2007) Phase II underground drilling program, following which it is unlikely that additional Main Zone exploration would be required ahead of a definitive feasibility study;

•	a Preliminary Economic Assessment (“PEA”) of Main Zone mining and processing should be included with the Main Zone resource update;

•
an analysis of Main Quartz Vein structural continuity should be undertaken, with the objective of more fully defining the upside potential for continued stoping to the north and south of the Main Zone area (the results of which might help identify where any future exploration drilling might best be targeted);

•	capital and working cost estimates for underground mining should be compiled ahead of the recommended PEA, along with preliminary designs of stoping methods and layouts;

•
capital and working cost estimates for the processing plant should be compiled ahead of the recommended PEA, on back of a plant rehabilitation and upgrade study (that has already been started by the Company);

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

•
a comprehensive tailings, mill and waste rock reticulation/backfill study should be undertaken, assuming an appropriate stoping method (which method is likely to be a form of long-hole overhand stoping, with backfill employed to control wallrock dilution and to act as the working floor in individual stopes);

•
capital cost estimates for rehabilitating and upgrading the tailings impoundment to meet production needs/tailings recycling demands should be completed (the Company has already [September 2007] initiated a suitable study); and

•
concentrate haulage, toll-smelting and metal refining costs and penalties should be estimated, based on target facilities either inside or outside Canada (the scope of which should include consideration of facilities in the Far East, which geographical area might reasonably be construed as a primary target for metal sales).

The preceding actions would not only help identify the economic robustness (hence significance) of the Project, but they would also help scope a definitive Project feasibility study.  In this regard, it is recommended that the Company complete the planned metallurgical optimization program for producing selective sulphide lead and zinc concentrates.  Cash benefit analyses can then be carried out to compare and contrast the alternative option of producing sulphide plus oxide lead and zinc concentrates.  An optimum processing strategy could then be defined and a final process flowsheet could then be compiled.

In more general terms, it is recommended that the number of drillhole intersections in Main Zone stockwork material is increased so that separate geostatistical analyses and SG tests can in future be carried out.  Drillcore data entry and checking procedures should also be reviewed and suitable standards should be compiled.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

23	REFERENCES

Acme Analytical Laboratories Limited.  Methods and Specifications for Analytical Package Group 8 – Specific Gravity.  E-mail Version 1.1.  February 22, 2007.

Beak Consultants Limited.  Fisheries and Invertebrate Studies.  September  1981.

Beak Consultants Limited.  Vegetation and Wildlife Studies, January to July, 1981.  Prairie Creek Project, Cadillac Explorations Limited.  September 1981.

Beak Consultants Limited.  Fall Fisheries Study.  December 1981.

Beak Consultants Limited.  Summary Document Water Quality and Aquatic Biology, Cadillac Explorations Limited.  February 1982.

Beak Consultants Limited.  Wildlife Studies, 1982 Addendum.  October 1982.

Behre Dolbear.  Geological report on Tonnage Calculation.  Penarroya Canada Limited.  1970.

Canadian Zinc Corporation (Taylor, A. and Findlay, A.)  2000 Nahanni Reconnaisance Exploration Program, Prairie Creek Area, NT, Canada.  August 2000.

Canadian Zinc Corporation (Findlay, A.)  Geology and Exploration Potential of the Stratabound Massive Sulphides, Prairie Creek Mine, NT.  Interim Report.  October 2000.

Canadian Zinc Corporation, Prairie Creek Mine Scoping Study.  January 2001.

CDN Resource Laboratories Limited.  Report on the Preparation of Standard Reference Materials.   Consultancy report by D. Sanderson, Certified Assayer of British Columbia, to Canadian Zinc Corporation.  September 18, 2006.

Colorado School of Mines.  A Pilot Plant Investigation for Beneficiation of a Copper, Lead and Zinc Ore.  Research Institute Project N20481.  August 06, 1982.

Cominco Engineering Services Limited.  Preliminary Evaluation of Prairie Creek Project Analysis of 2000 tpd Operation.  November 12, 1992.

Cominco Engineering Services Limited (Mosher, G.).  Report on the Prairie Creek Property, South Mining District, N.W.T.  October 1993.

G&T Metallurgical Services Limited.  Consultancy Report KM424: Preliminary Metallurgical Test Program.  October 1993.

G&T Metallurgical Services Limited.  Consultancy Report KM454:  Preliminary Copper-Lead Sequential Test Results.  Date Unknown (probably early 1994).

G&T Metallurgical Services Limited.  Consultancy Report KM488: Flotation Response of Prairie Creek Oxidised Vein Ore.  November 24, 1994.

Golder Associates.  preliminary Appraisal Tailings Storage Facilities.  Cadillac Explorations Limited.  June 1980.

Golder Associates.  Tailings Storage and Mine Plant Facilities.  Cadillac Explorations Limited.  September 1980.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Hardy Associates Limited.  Prairie Creek Tailings Pond.  Cadillac Explorations Limited.  October 12, 1982.

Hardy Associates Limited.  Report on Tailings Pond Rehabilitation.  August 1983.

Hardy Associates Limited.  Tailings Pond Rehabilitation.  Procan Explorations Co.  March 1984.

Hardy Associates Limited.  Report on Construction Details, Quantities and Geotechnical Costs Associated with Tailings Pond Rehabilitation, Prairie Creek Mine, N.W.T., procan Exploration Co.  August 1985.

Kamloops Research and Assay Laboratory Limited.  Consultancy Report KM019: A Preliminary Study of Flotation Response – Cadillac Oxide Ore. May 24, 1980.

Kamloops Research and Assay Laboratory Limited.  Consultancy Report KM034: Investigation of Flotation Response – Cadillac Lower Adit Ore.  September 1980.

Kamloops Research and Assay Laboratory Limited.  Consultancy Report KM040: Detailed Flotation Studies.  January 1981.

Kamloops Research and Assay Laboratory Limited.  Consultancy Report KM040: Detailed Flotation Studies.  March 1981.

Kamloops Research and Assay Laboratory Limited.  Consultancy Report KM077: Cadillac Explorations Testwork.  February 19, 1982.

Kamloops Research and Assay Laboratory Limited.  Consultancy Report KM081: Cadillac Explorations Testwork.  April 29, 1982.

Kamloops Research and Assay Laboratory Limited.  Consultancy Report: Pilot Plant Feed Testwork.  April 29, 1982.

Ker, Priestman & Associates Ltd.  Preliminary Environmental Evaluation for Mine, Mill & Camp, Prairie Creek Project, Cadillac Explorations Limited.  May 1980.

Ker, Priestman & Associates Ltd.  Preliminary Environmental Evaluation for Winter Access Road, Prairie Creek Project, Cadillac Explorations Limited.  May 1980.

Ker, Priestman & Associates Ltd.  Environmental Evaluation for Cadillac Explorations Limited.  October 1980.

Ker, Priestman & Associates Ltd.  Project descriptions for Proposed All-Weather Road, Airstrip and Haul Road, Cadillac Explorations Limited, Prairie Creek Project, NWT.  May 1982.

Ker, Priestman & Associates Ltd.  Summary of Project Status Prepared for Water License Hearing, Cadillac Explorations Limited, Fort Simpson, February 23, 1982.

Kilborn Engineering Limited.  Ore Reserve Calculation, No. 3 Zone.  August 1980.

Kilborn Engineering Limited.  Definitive feasibility Study.  Cadillac Property, Nahanni Mining District.  September 29, 1980.

Lakefield Research of Canada Limited.  L.R. 2252 Progress Report No. 1: An Investigation of the Recovery of Copper, Lead and Zinc on Cadillac Explorations Samples.  April 21, 1980.

Lakefield Research of Canada Limited.  L.R. 2252 Progress Report No.2: Mineralogical Examination of Cadillac Project Samples.  June 18, 1980.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Mesh Environmental Inc.  Interim Report: Assessment of Acid Rock Drainage and Metal Leaching Potential – Static and Kinetic Test Results, Prairie Creek Project.  Consultancy report to Canadian Zinc Corporation.  December 13, 2006.

Met Engineers Limited.  Consultancy Report KM370: Prairie Creek Project.  December 1992.

Met Engineers Limited.  Consultancy Report KM440: A Preliminary Study of Metallurgical Response – Vein Type Ore.  February 1994.

Met Engineers Limited.  Consultancy Report KM462: A Preliminary Study of Metallurgical Response – Stratiform Type Ore.  June 1994.

Met Engineers Limited.  Consultancy Report KM474: Preliminary Reagent Optimization Studies.  August 1994.

McAleenan, C.  San Andreas Resources Economic Mineral Inventory 1992.  Internal Company Report.  1992.

Morrow, D.W. and Cook, D.G.  The Prairie Creek Embayment and Lower Paleozoic Strata of the Southern Mackenzie Mountains.  Geological Survey of Canada, Memoir 412, Ministry of Supply and Services, Ottawa, Canada, 1987.

MRDI Canada.   Prairie Creek – Zone 3 Geological Resource.  Consultancy Report (No. U334A) to San Andreas Resources Corporation (later Canadian Zinc Corporation).  January 1998.

Penarroya Canada Limited.  Geological Report and Ore Tonnage Calculations.  1970.

Procan Exploration Company (Joy, R.J.).  Prairie Creek Ore Reserves.  November 1983.

Rescan.  Project Description Report.  Prairie Creek Project, San Andreas Resources Corporation.  December 1994.

Rescan.  Prairie Creek Effluent Treatment Plant, San Andreas Resources Corporation.  January 1995.

San Andreas Resources Corporation (Taylor, A.).  Report on the 1993 Exploration Reconnaissance Program, Prairie Creek Property, South Mining District, N.W.T.  1993.

San Andreas Resources Corporation (Taylor, A.).  Geological Summary of the Northern Sector Pb-Zn Trend on the Prairie Creek Property, N.W.T.  1995.

SGS Lakefield Research Limited.  Consultancy Report L.R. 10916-001, Report #1: An Investigation into the Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples.  April 01, 2005.

SGS Lakefield Research Limited.  Consultancy Report L.R. 11098-001, Report #2: The Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples.  January 18, 2006.

SGS Lakefield Research Limited.  Consultancy Report L.R. 11098-002, Report #3: Phase 4 – Development Testwork on The Recovery of Lead, Zinc and Silver from Prairie Creek Sulphide/Oxide Ore Samples.  June 20, 2007.

Smee & Associates Consulting Limited.  Undated Certificates of Analysis, Canadian Zinc Standards 1, 2 and 3.  Prepared by B.W. Smee, Ph.D., P. Geo. for Canadian Zinc Corporation.

MINEFILL SERVICES, INC.
PRAIRIE CREEK MINE

Simons Mining Group.  Prairie Creek Project Overview Study.  January 23, 1995.

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PRAIRIE CREEK MINE

24	DATE AND SIGNATURE PAGE

This Technical Report is dated October 12, 2007.

// David Stone //

_____________________________
Dr. David M. R. Stone, P.Eng.

MINEFILL SERVICES, INC.

// Stephen Godden//
_____________________________
Stephen Godden, F.I.M.M.M., C.Eng.

SGA LIMITED